Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-173347

Prospectus Supplement

(To U.S. Exchange Offer Prospectus filed with the U.S. Securities and Exchange Commission on May 4, 2011)

VOLUNTARY PUBLIC TAKEOVER OFFER

(EXCHANGE OFFER)

by

Alpha Beta Netherlands Holding N.V.

Beursplein 5, 1012 JW Amsterdam, the Netherlands

to the shareholders of

Deutsche Börse Aktiengesellschaft

60485 Frankfurt am Main, Germany

to acquire all registered no-par-value shares of Deutsche Börse Aktiengesellschaft for consideration of

1 new ordinary share in Alpha Beta Netherlands Holding N.V.

for 1 share in Deutsche Börse Aktiengesellschaft

Offer Acceptance Period: May 4, 2011 to midnight, at the end of July 13, 2011

(Central European Daylight Savings Time)

Deutsche Börse shares:	ISIN DE0005810055
tendered Deutsche Börse shares:	ISIN DE00A1KRND6
Holdco offer shares:	ISIN NL0009766997

This prospectus supplement (this “Supplement”) is supplemental to, forms part of and must be read in conjunction with the U.S. Exchange Offer Prospectus (the “Prospectus”), which was filed with the U.S. Securities and Exchange Commission on May 4, 2011, relating to the voluntary public takeover offer (the “exchange offer”) of Alpha Beta Netherlands Holding N.V. to the shareholders of Deutsche Börse Aktiengesellschaft (“Deutsche Börse”) to acquire all registered no-par-value shares of Deutsche Börse (the “Deutsche Börse shares”). To the extent that there is any inconsistency between any information in this Supplement and any other information in, or incorporated by reference into, the Prospectus, in each case as of the date of this Supplement, the information in this Supplement will prevail.

This Supplement has been prepared for the purpose of informing holders of Deutsche Börse shares of (1) the joint statement of the management board and the supervisory board of Deutsche Börse on the exchange offer, dated May 12, 2011, made pursuant to section 27 of the German Securities Acquisition and Takeover Act and (2) certain information contained in the presentation made by the chief executive officer of Deutsche Börse at the annual general meeting of Deutsche Börse held on May 12, 2011. The English translation of the German language joint statement, which omits certain information required to be annexed to the German language joint statement pursuant to German law, is attached as Exhibit A to this Supplement, and such information contained in the presentation made by the chief executive officer of Deutsche Börse is attached as Exhibit B to this Supplement.

The date of this Supplement is May 17, 2011.

Exhibit A

THIS DOCUMENT IS A TRANSLATION OF THE GERMAN LANGUAGE JOINT STATEMENT (GEMEINSAME STELLUNGNAHME) OF THE MANAGEMENT BOARD (VORSTAND) AND THE SUPERVISORY BOARD (AUFSICHTSRAT) OF DEUTSCHE BÖRSE AKTIENGESELLSCHAFT OF 9 MAY 2011, AND OMITS ANNEX 1 TO THE GERMAN LANGUAGE JOINT STATEMENT.

Important Information for Shareholders of Deutsche Börse

The Reasoned Statement contains the recommendation of the supervisory board and management board of Deutsche Börse with respect to the pending tender offer of Deutsche Börse shares and the reasons for their recommendation as of 9 May 2011. In addition, Annex 2 to the Reasoned Statement contains the opinion, dated 9 May 2011, of Deutsche Bank Securities Inc. (“DBSI”), together with a summary of the material financial analyses contained in the presentation that was made by DBSI at the meetings of the Deutsche Börse supervisory board and management board on 9 May 2011 and that were used by DBSI in connection with rendering its opinion described above (together, the “May DBSI Opinion and Analysis”). Annex 3 to the Reasoned Statement contains the opinion, dated 9 May 2011, of J.P. Morgan Securities LLC (“J.P. Morgan”), together with a summary of the material financial analyses contained in the presentation that was made by J.P. Morgan at the meetings of the Deutsche Börse supervisory board and management board on 9 May 2011, and that were used by J.P. Morgan in connection with rendering its opinion described above (together, the “May J.P. Morgan Opinion and Analysis”). The May DBSI Opinion and Analysis and the May J.P. Morgan Opinion and Analysis are based on more recent and updated information than the information on which the opinions and analyses of DBSI and J.P. Morgan, dated February 15, 2011 were based, that appears under “Opinion of the Financial Advisors to Deutsche Börse” in the Exchange Offer Document. Therefore, shareholders of Deutsche Börse are urged to read the Reasoned Statement, including the May DBSI Opinion and Analysis and the May J.P. Morgan Opinion and Analysis before considering whether to accept the offer.

Joint Statement

of the

Management Board and the Supervisory Board

of

Deutsche Börse Aktiengesellschaft

Mergenthalerallee 61, 65760 Eschborn, Germany

pursuant to section 27 of the German Securities Acquisition and Takeover

Act

on the

Voluntary Public Takeover Offer (Exchange Offer)

made by

Alpha Beta Netherlands Holding N.V.

Beursplein 5, 1012 JW Amsterdam, The Netherlands

to the shareholders of

Deutsche Börse Aktiengesellschaft

Shares of Deutsche Börse Aktiengesellschaft

ISIN DE0005810055

Tendered shares of Deutsche Börse Aktiengesellschaft

ISIN DE000A1KRND6

Shares of Alpha Beta Netherlands Holding N.V.

ISIN NL0009766997 (HoldCo Offer Shares)

i

1	GENERAL INFORMATION ON THIS STATEMENT

On 4 May 2011, Alpha Beta Netherlands Holding N.V. with registered office at Beursplein 5, 1012 JW Amsterdam, The Netherlands (“HoldCo” or the “Bidder”) published pursuant to section 14 para. 2 and 3 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, “WpÜG”) its offer document within the meaning of section 11 WpÜG (the “Exchange Offer Document”) concerning the voluntary public takeover bid (Exchange Offer) of the Bidder (the “Exchange Offer”).

The Exchange Offer is addressed to all shareholders of Deutsche Börse Aktiengesellschaft, Frankfurt am Main, Germany (“Deutsche Börse” and together with its affiliated companies (as defined in section 15 of the German Stock Corporation Act (Aktiengesetz, “AktG”)) the “Deutsche Börse Group”) with the exception of those shareholders whose place of residence, seat or habitual abode is Japan, which the Bidder has excluded from the Exchange Offer; this does not apply to qualified institutional investors (tekikaku kikan toshika) (as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended)) (the excluded shareholders are herein referred to as “Excluded Shareholders”).

The subject of the Exchange Offer is the acquisition of all registered no-par-value shares (auf den Namen lautende Stückaktien) of Deutsche Börse (ISIN DE0005810055), each representing a pro rata amount of €1.00 per share of the registered share capital (Grundkapital), in each case with all ancillary rights (including dividend entitlements in respect of which no resolution has been passed by the general shareholders’ meeting (Hauptversammlung) of Deutsche Börse at the time of completion of the Exchange Offer) in consideration of one ordinary share in HoldCo with a nominal value of €1.00 (“HoldCo Offer Share”) in exchange for one share in Deutsche Börse (“Deutsche Börse share”).

The Management Board (Vorstand) of Deutsche Börse (the “Management Board”) forwarded the Exchange Offer Document to the Supervisory Board (Aufsichtsrat) of Deutsche Börse (the “Supervisory Board”), together with the Management Board the “Deutsche Börse Boards” and to the competent works council (Betriebsrat) of Deutsche Börse (Betriebsrat im Gemeinschaftsbetrieb der Deutsche Börse, herein the “Works Council”) without undue delay upon receipt of the Exchange Offer Document.

The Management Board and the Supervisory Board hereby jointly provide their reasoned statement (the “Statement”) in accordance with section 27 WpÜG. The Management Board discussed and unanimously adopted this Statement on 9 May 2011; on 12 May 2011, this resolution was unanimously confirmed. The Supervisory Board discussed and adopted this Statement also on 9 May 2011 with all votes of the shareholder’s representatives against the vote of the employee representatives; on 12 May 2011, this resolution was confirmed with the same vote.

1.1	Legal Basis for this Statement

Pursuant to section 27 para.1 sent. 1 WpÜG, the management board and the supervisory board of a target company are required to provide a reasoned statement on any takeover bid and any amendments thereto. The Management Board and the Supervisory Board have decided to provide their reasoned statements jointly.

The competent works council of the target company has provided the management board with a statement on the takeover.

1.2	Factual Basis for this Statement

All information, projections, estimates, evaluations, forward-looking statements and declarations of intent set out in this Statement are based on the information available to the Management Board and the Supervisory Board on the publication date of this Statement and reflect the assessments and intentions at such time, unless expressly stated otherwise. This information may change after the publication date of the Statement. Forward-looking statements are based on the current planning, estimates and projections made by the Management Board and the Supervisory Board to their best knowledge, but do not contain any statements as to their future accuracy. Forward-looking statements are subject to risks and uncertainties which are difficult to predict and which are not or not entirely under the control of the Management Board and the Supervisory Board. Neither the Management Board nor the Supervisory Board assume an obligation to update this Statement, unless they are required to do so as a matter of German law.

Unless explicitly stated otherwise, the information contained in this Statement relating to the Bidder, NYSE Euronext, a Delaware corporation (“NYSE Euronext”) and its affiliated companies as well as the Exchange Offer is based on the Exchange Offer Document, the Business Combination Agreement (as defined below in Section 3.2.2), other publicly available information and the negotiation of the Business Combination Agreement by the Management Board including a limited due diligence investigation focusing on major aspects in relation to NYSE Euronext conducted by Deutsche Börse prior to entering into the Business Combination Agreement.

1.3	Publication of the Statement and of any further statements regarding amendments to the Offer

The Statement and potential further statements regarding any amendments to the Exchange Offer will, in accordance with sections 27 para. 3, 14 para. 3 sent. 1 WpÜG, be published on Deutsche Börse’s website at

http://www.deutsche-boerse.com/reasonedstatement

and will be made available free of charge by Deutsche Börse AG at Mergenthaler Allee 61, 65760 Eschborn, Germany. The fact of publication of this Statement and of any further statements regarding amendments to the Exchange Offer will be published in the electronic Federal Gazette (elektronischer Bundesanzeiger).

In addition to the German-language Statement, an English convenience translation thereof will be published at the aforementioned website. However, solely the German version of the Statement shall be authoritative.

1.4	Independent Responsibility of the Deutsche Börse Shareholders

The Management Board and the Supervisory Board point out that the description of the Exchange Offer in this Statement is not intended to be full and complete and that only the provisions set forth in the Exchange Offer Document will be authoritative with regard to the content, terms and conditions and the implementation of the Exchange Offer. Each shareholder of Deutsche Börse is responsible for reviewing the information contained in the Exchange Offer Document and, by using all sources of knowledge at its disposal and taking into account its individual needs, for drawing its own conclusions and taking any actions necessary, as the case may be, with regard to the Exchange Offer.

2	INFORMATION ABOUT THE BIDDER, DEUTSCHE BÖRSE AND NYSE EURONEXT

2.1	Information on Bidder/ HoldCo

2.1.1	General Information

HoldCo was incorporated as a public limited liability company (naamloze vennootschap) under the laws of The Netherlands on 10 February 2011 and is registered with the Dutch Trade Register of the Chamber of Commerce under the registration number 52019756 under the legal name Alpha Beta

Netherlands Holding N.V. HoldCo’s statutory seat (statutaire zetel) is in Amsterdam, The Netherlands, and its business address is Beursplein 5, 1012 JW Amsterdam, the Netherlands. As a company having its statutory seat in the Netherlands, HoldCo is governed by Dutch law.

To date, HoldCo has not conducted any material activities other than those incident to its formation and the matters contemplated by the Business Combination Agreement, such as the formation of Pomme Merger Corporation (a wholly owned subsidiary of HoldCo), the making of certain required securities law filings and the preparation of the Exchange Offer Document and the merger of NYSE Euronext and Pomme Merger Corporation as described below.

As agreed in the Business Combination Agreement (as defined in section 3.2.2), Deutsche Börse will become a subsidiary of HoldCo through the Exchange Offer. NYSE Euronext will become a 100% subsidiary of HoldCo by way of Pomme Merger Corporation being merged with and into NYSE Euronext against issuance of HoldCo shares to the shareholders of NYSE Euronext (the “NYSE Euronext stockholders”) (the “Merger”, which, together with the Exchange Offer, is referred to as the “Combination”). HoldCo and its subsidiaries after completion of the Combination are referred to as the “HoldCo Group”.

Following the completion of the Combination, HoldCo will serve as the holding company for Deutsche Börse Group, NYSE Euronext and the affiliated companies of NYSE Euronext. In the Business Combination Agreement the parties to it agreed on the content and wording of the future articles of association of HoldCo as well as the future rules of procedure of the HoldCo board of directors that are supposed to be effective upon completion of the Combination, in order to provide for the governance arrangements agreed between the parties as well as to comply with the relevant rules and requirements applicable to a listed company. Drafts of both documents are attached as annexes to the Business Combination Agreement. They are set forth in Annex 2 as Exhibits B and C to the Exchange Offer Document.

Prior to the completion of the Combination, HoldCo’s general meeting of shareholders will therefore resolve to completely revise HoldCo’s current articles of association. Except for this summary, all references to HoldCo’s articles of association in this section 2.1 therefore refer to the form of HoldCo’s articles of association that will be in effect following the completion of the Combination.

2.1.2	Capital Structure

Currently, HoldCo’s authorized share capital (maatschappelijk kapitaal) amounts to € 225,000, consisting of 180,000 ordinary shares with a nominal value of € 1.00 and 45,000 shares belonging to the class of shares class D with a nominal value of € 1.00 (the “class D shares”). Ordinary shares and class D shares can only be issued in registered form. Of such authorized capital, HoldCo has issued all class D shares only at this point in time. All of HoldCo’s issued (and outstanding) shares are fully paid up.

Class D shares: unlike the HoldCo shares, the class D shares can be cancelled against repayment of their nominal value and any mathematical reserves. Further, the class D shares have a limited right to dividends. It is intended that on the same date of issuance of the HoldCo shares (as described below) or immediately hereafter, after the issuance of such shares, the class D shares will be cancelled or repurchased at nominal and subsequently cancelled by HoldCo (see section 2.1.3).

Increase of authorized share capital and issuance of HoldCo shares for the settlement of the Exchange Offer and the Merger: on 2 May 2011, HoldCo’s general meeting of shareholders resolved to amend HoldCo’s articles of association and to increase its authorized share capital from €225,000 to €1,000,000,000 consisting of 500,000,000 ordinary shares with a nominal value of €1.00 per share (referred to as HoldCo shares in the Exchange Offer Document) and 500,000,000 preference shares with a nominal value of €1.00 per share (“preference shares”).

HoldCo’s general meeting of shareholders of 2 May 2011, has further resolved to authorize the HoldCo board of directors to issue, or grant rights to subscribe for, HoldCo shares for a period of five years from the date such resolution has been adopted or to exclude or limit subscription rights for the HoldCo shares issued on this basis. The authority for the HoldCo board of directors to issue, or grant rights to subscribe for, ordinary shares is limited to in the aggregate of:

•	such number of HoldCo shares as is required to fulfil its obligations under the Exchange Offer, the Merger and several other measures in connection with the Combination; and

•	100,000,000 HoldCo shares.

On the basis of the above resolutions of the general meeting HoldCo is enabled to fulfill its obligations to deliver HoldCo shares, including the HoldCo Offer Shares, under the Exchange Offer and the Merger without further action being required from HoldCo’s general meeting of shareholders.

The issuance of these HoldCo shares in accordance with the actions set forth in section 6.3.1 of the Exchange Offer Document will be effected as set forth in section 6.3.2.

Ordinary shares and preference shares can only be issued in registered form. The ordinary shares will be embodied in one or more global share certificates, deposited with the relevant securities depository. A securities depository is not determined yet. Possibly, there will be two securities depositories for purposes of the settlement of HoldCo shares. Thus, it is possible that there will be one central securities depositary in respect of the global share certificate for the HoldCo shares to be admitted to trading on the Frankfurt Stock Exchange and Euronext in Paris and another central securities depository in respect of the HoldCo shares admitted to trading on the New York Stock Exchange.

The HoldCo Offer Shares as well as the HoldCo shares required for the Merger will be issued for onward delivery through the custody banks system, in accordance with their regular settlement procedures for equity securities, to the custodian banks and any other intermediary custodian for credit to securities accounts of the shareholders of Deutsche Börse who validly tendered and did not effectively withdraw their Deutsche Börse shares in the Exchange Offer and the securities accounts of the NYSE Euronext stockholders. These newly issued HoldCo shares are issued against contribution in kind consisting of tendered Deutsche Börse shares and NYSE Euronext shares. The HoldCo shares, including the HoldCo Offer Shares, will be freely transferable and capable of being encumbered with a right of pledge or usufruct. The HoldCo Offer Shares will have full dividend rights since the incorporation of HoldCo on 10 February 2011.

Preference shares: pursuant to the resolution of the general meeting of HoldCo’s shareholders which was adopted on 2 May 2011, the HoldCo board of directors is also authorized to issue preference shares with a nominal value of €1.00 per share. The authority for the HoldCo board of directors to issue preference shares and related subscription rights is limited to such number as will not exceed the lower of (1) the maximum number of unissued preference shares forming part of the authorized share capital of HoldCo at the time of issue and (2) the number of preference shares with an aggregate nominal amount equal to the aggregate nominal amount of the outstanding HoldCo shares at the time of issue. At the time of publication of the Exchange Offer Document, the HoldCo board has not made use of such power and does not intend to make use of it. The HoldCo preference shares may—as further described in section 6.3.2 (ii) of the Exchange Offer Document—in the future be issued to an independent entity, which would most likely be a Dutch foundation (stichting), with the objective of safeguarding the interests of HoldCo, its businesses and the interests of shareholders and other stakeholders involved, from acquisitions of HoldCo shares which could jeopardize HoldCo’s independence, continuity or (corporate) identity, including in particular an unsolicited attempt to effect a change of control regarding HoldCo or a change in the management. An issue of preference shares, or the ability of HoldCo to issue preference shares in the future, may have the effect of preventing, discouraging or delaying an unsolicited attempt to effect a change of control regarding HoldCo or a change in the management and may enhance the ability of the HoldCo board of directors to review and consider any proposals or actions of a bidder and/or any alternative courses of action. HoldCo’s articles of association will provide that within 24 months following the day of issuance of preference shares, a general meeting of shareholders will be held to consider the repurchase or cancellation of the HoldCo preference shares. If the general meeting of shareholders does not resolve to repurchase or cancel the preference shares, then each 12 months after the last general meeting of shareholders at which such resolution was on the agenda, a general meeting of shareholders will be held to consider the repurchase or cancellation of the preference shares, until no preference shares remain outstanding.

Shareholder’s register: following the completion of the Combination, a register of shareholders will be maintained by or on behalf of HoldCo, which will be regularly updated. The register may, in whole or in part, be kept in more than one copy and at more than one address. Part of the register of shareholders may be kept outside of the Netherlands in order to comply with applicable foreign statutory provisions or rules of the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris and any other stock exchange where HoldCo shares or depositary receipts of HoldCo shares are listed.

2.1.3	Shareholders

Stichting Alpha Beta Netherlands, a foundation (stichting) incorporated and existing under the laws of The Netherlands, having its statutory seat (statutaire zetel) in Amsterdam, The Netherlands, and registered with the Dutch Trade Register of the Chamber of Commerce (Kamer van Koophandel) under number 52008169, having its registered office at Herengracht 450, 1017 CA Amsterdam, The Netherlands, (“Stichting”) is currently the sole shareholder of HoldCo, holding 45,000 class D shares. Stichting was founded on 8 February 2011. The objects of Stichting pursuant to section 3.1 of its articles of association are to acquire and hold shares in its own name in the capital of the Bidder and to exercise the rights attached to such shares, including the voting rights and collecting the dividends and other distributions due on these shares, to borrow funds and to acquire any form of financing in view of the acquisition of such shares, to lend funds to the Bidder through granting loans (including but not limited to non-recourse loans) or an issuance of notes or otherwise, to have the Bidder borrow funds, to have the Bidder issue notes, to alienate, sell or pledge shares in the capital of the Bidder, to have the Bidder provide a guarantee, as necessary, and to do all that is connected and conducive to the above in the broadest sense of the word. Due to its legal form as a Dutch foundation, Stichting does not have shareholders or unitholders. Stichting rather is an independent legal entity, controlled by its board of directors. Members of the board of directors are appointed by the board of directors itself. No third parties are authorized to give binding instructions to the board of directors of Stichting.

The board of Stichting currently consists of two directors: Messrs. Marcus Thompson and Stéphane Biehler, who are currently the sole members of the management board of the Bidder (see section 2.1.4).

Immediately after the issue of the new ordinary shares of HoldCo as described above, it is intended that the class D shares will be cancelled, or repurchased at nominal value and subsequently cancelled. Hereafter, Stichting will cease to be a shareholder of HoldCo.

2.1.4	Board Composition and Corporate Governance

HoldCo is led by a one-tier board (“board of directors”). Currently, HoldCo is managed by a board of directors with two managing directors: Marcus Thompson who is also head of financial accounting and controlling of Deutsche Börse, and Stéphane Biehler who is also senior vice president, chief accounting officer and corporate controller of NYSE Euronext. The current managing directors were appointed by way of resolutions of the shareholders’ meeting of the Bidder immediately after the formation of the Bidder while Deutsche International Trust Company N.V., with its statutory seat in Amsterdam, the Netherlands, had initially been appointed as managing director for the purposes of foundation of the Bidder. Decisions of the management of HoldCo prior to the completion of the Combination may only be made by both managing directors acting jointly.

Messrs. Thompson and Biehler will resign from their office at HoldCo upon appointment of the members of the HoldCo board of directors.

In the context of the amendment of HoldCo’s articles of association and the implementation of the rules for the HoldCo board of directors as described in section 6.2 of the Exchange Offer Document, the board of directors will be newly appointed. Unless otherwise agreed by NYSE Euronext and Deutsche Börse, the HoldCo board of directors, that will be composed of 17 members, will be established on the basis of a respective resolution of the general meeting of the HoldCo shareholders within one month after the expiration of the Offer Acceptance Period (as defined in section 3.4.1). In accordance with the provisions of the Business Combination Agreement, the board of directors will be composed of Dr. Reto Francioni, the current chief executive officer of Deutsche Börse, who is agreed to assume the position of the chairman of HoldCo (the “HoldCo Group chairman”), Duncan L. Niederauer, the current chief executive officer of NYSE Euronext, who is agreed to assume the position of the HoldCo chief executive officer (the “HoldCo Group CEO”), and 15 non-executive directors, consisting of nine non-executive directors designated for appointment upon nomination by Deutsche Börse (these nine directors together with the HoldCo Group chairman the “Deutsche Börse Directors”) and six non-executive directors designated for appointment upon designation by NYSE Euronext (these six directors together with the HoldCo Group CEO the “NYSE Euronext Directors”). The designation right of Deutsche Börse will be exercised by the Management Board subject to prior approval of the Supervisory Board.

The articles of association of HoldCo to be in effect as of completion of the Combination provide that directors are appointed by the general meeting of shareholders by resolution adopted by a two-thirds majority of the votes cast representing more than one-half of HoldCo’s issued share capital, or by a majority of the votes cast in case of persons nominated by HoldCo’s board of directors. HoldCo’s articles of association further provide that the board of directors has the power to submit a nomination for the appointment of directors with restricted binding effect (so called binding nomination pursuant section 2:133 Dutch Civil Code (“nomination with binding effect”)) to the general meeting of shareholders (also in the case of vacancies to be filled), in which case the persons nominated by the board of directors are appointed unless the nomination is overruled by a two-thirds majority of the votes cast in the general meeting of shareholders representing more than one-half of HoldCo’s issued share capital.

The HoldCo articles of association to be in effect as of completion of the Combination provide that each of the directors will be appointed at the annual general meeting of shareholders for a term that will expire at the end of the next annual general meeting of shareholders. Each of the HoldCo directors will be nominated by the board of directors for re-election to the board of directors pursuant to a nomination with binding effect at each of the annual general meetings of shareholders occurring in 2012, 2013 and 2014. In addition, the HoldCo Group chairman and the HoldCo Group CEO will each also be nominated by the board of directors pursuant to a nomination with binding effect for re-election to the board of directors at the annual general meeting of shareholders occurring in 2015.

In the event that the HoldCo board of directors determines that (1) HoldCo will qualify as a “foreign private issuer” as defined in Rule 3b-4(c) promulgated under the Exchange Act (such status, “FPI status”) and will maintain FPI status on an ongoing basis through the end of the annual general meeting of shareholders occurring in 2016 and (2) the directors may be appointed by the general meeting of shareholders for a term that expires in 2015 (or in 2016 in the case of the HoldCo Group chairman and the HoldCo Group CEO) and directors are not otherwise required by applicable law, regulation or stock exchange listing standards to be elected at each annual general meeting of shareholders, then the HoldCo directors will be appointed by the general meeting of shareholders for a term ending at the end of the annual general meeting of shareholders occurring in 2015, except that the HoldCo Group chairman and the HoldCo Group CEO will each initially be appointed for a term ending at the end of the annual general meeting of shareholders occurring in 2016.

After the annual general meeting of shareholders occurring in 2015, the number of directors will be decreased and the HoldCo board of directors will consist of 12 members (without distinguishing between Deutsche Börse directors and NYSE Euronext directors) constituted as follows: one director being the HoldCo Group chairman, one executive director being the HoldCo Group CEO, and 10 non-executive directors.

Prior to the annual general meeting of shareholders occurring in 2015 (or 2016 in the case of the HoldCo Group chairman and HoldCo Group CEO), in the event of a vacancy in a board seat previously occupied by a Deutsche Börse director or NYSE Euronext director, the remaining Deutsche Börse directors or NYSE Euronext directors, respectively, will recommend a replacement candidate to HoldCo’s Nomination, Governance and Corporate Responsibility Committee. Such recommendation to the Nominations, Governance and Corporate Responsibility Committee is binding if the vacant seat is that of the HoldCo Group chairman or the HoldCo Group CEO. HoldCo’s general meeting of shareholders will at all times have the power to suspend or dismiss a member of the HoldCo board of directors by a resolution adopted by a two-thirds majority of the votes cast, as far as this represents more than half of HoldCo’s issued capital. To the extent permitted under Dutch law, a director may also be suspended by the HoldCo board of directors. For further information see pages A-161 et seq. of Annex 2 to the Exchange Offer Document.

Immediately following completion of the Combination, the HoldCo Group CEO will appoint executive managers, together forming the members of the global executive committee of the HoldCo Group. The composition of the global executive committee, its tasks and responsibilities and the decision making process will be set forth in the rules for the global executive committee which are enacted by the HoldCo Group CEO with the approval of the HoldCo board of directors. Amendments to the rules for the global executive committee will require the approval of both the HoldCo Group CEO and the HoldCo board of directors and can therefore not be made by the HoldCo group CEO acting unilaterally. The members of the global executive committee will execute HoldCo’s day-to-day business. Any appointment of members of the global executive committee will be made by the HoldCo Group CEO in close consultation with the HoldCo Group chairman and the HoldCo board of directors. The global executive committee will consist of eight members, including the HoldCo Group CEO and seven other members. The only member of the global executive committee who will also serve as a director of HoldCo will be Duncan L. Niederauer, the HoldCo Group CEO.

The following four persons – who are currently members of the Management Board of Deutsche Börse – are agreed to be appointed as members of HoldCo’s global executive committee: Andreas Preuß as Head of Global Derivatives, Jeffrey Tessler as Head of Global Settlement & Custody, Frank Gerstenschlaeger as Head of Market Data & Analytics and Gregor Pottmeyer as Chief Financial Officer. Andreas Preuß will also assume the role of Deputy Chief Executive Officer and President of HoldCo. The remaining members of HoldCo’s global executive committee, agreed to be appointed, are currently executive officers of NYSE Euronext.

Pages G-125 et seq. of Annex 2 to the Exchange Offer Document contain the future rules of the global executive committee; for further information on HoldCo’s governance after completion of the combination, please refer to the section 6.4.2 of the Exchange Offer Document and section entitled “BUSINESS OF HOLDCO AND CERTAIN INFORMATION ABOUT HOLDCO” on pages A-157 et seq. of Annex 2 to the Exchange Offer Document.

The Dutch Corporate Governance Code will apply to HoldCo as from the start of the financial year, which concurs with the calendar year, in which its shares are admitted to trading on the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris or any other government-recognized stock exchange. Dutch companies listed on a government-recognized stock exchange, including the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris, are required to disclose in their annual reports whether or not they apply the provisions of the Dutch Corporate Governance Code that are addressed to their management board or supervisory board (or, as the case may be, their one-tier board of directors) and, if they do not apply, to explain the reasons why.

As of the completion of the Combination, HoldCo will apply all of the relevant provisions of the Dutch Corporate Governance Code except for the deviations which, together with the reasons for those deviations, are set forth in Annex 2 to the Exchange Offer Document under the heading “Corporate Governance”.

2.1.5	Particulars of securities transactions

In the period commencing six months prior to the publication of the decision to make the Exchange Offer on 15 February 2011 and ending with the publication of the Exchange Offer Document on 4 May 2011, neither the Bidder nor persons acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG nor their subsidiaries acquired, subject to section 2.1.7, shares of Deutsche Börse or concluded agreements as a result of which the transfer of ownership in shares of Deutsche Börse may be demanded.

2.1.6	Possible parallel acquisitions

The Bidder reserves the right, to the extent legally permissible, to directly or indirectly acquire additional Deutsche Börse shares outside the Exchange Offer on or off the stock exchange. To the extent that such acquisitions take place, this will be published by the Bidder without undue delay in accordance with applicable legal provisions, including without limitation in accordance with Section 23 para. 2 WpÜG in conjunction with Section 14 para. 3 sentence 1 WpÜG, on the internet at http://www.global-exchange-operator.com, in the electronic Federal Gazette and by way of an English press release via an electronically operated information distribution system in the United States stating the number and consideration paid or agreed to be paid for the Deutsche Börse shares so acquired or agreed to acquire.

2.1.7	Irrevocable undertakings

Under the Business Combination Agreement, the Bidder and Deutsche Börse agreed that as promptly as practicable after the commencement of the Exchange Offer, and in any event no later than ten banking days following the recommendation pursuant to Section 27 WpÜG of the Exchange Offer by either of the Deutsche Börse Boards, it shall tender into the Exchange Offer all of the Deutsche Börse treasury shares (as defined in section 2.2.2) in accordance with the terms of the Exchange Offer document. Otherwise, the Bidder has currently not concluded agreements with third parties under which those third parties are obliged to accept the Exchange Offer in respect of the Deutsche Börse shares held by them (irrevocable undertakings).

Should the Bidder enter into irrevocable undertakings in the future, the Bidder reserves the right to exclude the right of withdrawal in each case.

2.2	Information on Deutsche Börse

2.2.1	General Information

Deutsche Börse is a German stock corporation (Aktiengesellschaft) with its statutory seat in Frankfurt am Main, Germany. It is registered with the commercial register of the Local Court Frankfurt am Main under HRB 32232. Deutsche Börse is headquartered in Eschborn near Frankfurt am Main. The business address of Deutsche Börse is: Mergenthalerallee 61, 65760 Eschborn, Germany.

As one of the largest exchange organizations worldwide, Deutsche Börse Group offers its customers a broad range of products and services. These cover the entire process chain of securities trading, from trading and clearing of equities and derivatives, through transaction settlement, custody and collateral management and providing of market information, to the development and operation of electronic systems.

Deutsche Börse Group realigned its segment structure effective 1 January 2010. Deutsche Börse Group’s business activities are currently divided into four segments: Xetra, Eurex, Clearstream and Market Data & Analytics.

As at 31 December 2010, Deutsche Börse Group employed 3,490 people in 19 locations in 15 countries. In 2010, Deutsche Börse Group generated total revenues on a consolidated basis of €2,226.7 million (2009: €2,289.7 million; 2008: €2,758.6 million).

2.2.2	Capital Structure

The current share capital of Deutsche Börse is €195,000,000 and is divided into 195,000,000 registered shares with no-par value. There are no other classes of shares besides the ordinary shares.

Based on respective authorizations of the general shareholders’ meeting, Deutsche Börse carried out share repurchases in the past. The last repurchases were executed in 2008. No shares were repurchased during 2009, 2010 and until the publication of the Exchange Offer Document in 2011. At the time of publication of this Statement, Deutsche Börse still holds 8,956,997 Deutsche Börse shares as a result of the past share buybacks (such shares the “Deutsche Börse treasury shares”).

The Deutsche Börse shares are admitted to trading on the regulated market of the Frankfurt Stock Exchange and, simultaneously, in the sub-segment thereof with additional post-admission obligations (Prime Standard).

Conditional Capital I: The share capital is conditionally increased by up to €6,000,000.00 through the issue of up to 6,000,000 registered no-par value shares (Conditional Capital I). The conditional capital increase is intended solely to fulfill subscription rights granted on or before 13 May 2008 on the basis of the authorization by the general shareholders’ meeting on 14 May 2003 under item 7 of the agenda. The conditional capital increase will only be carried out to the extent that the holders of the subscription rights issued make use of their subscription rights and Deutsche Börse does not fulfill the subscription rights by making a cash payment (see also below under “Stock option settlement”). The new shares are entitled to dividends as of the beginning of the year in which they arise by exercise of subscription rights.

Stock option settlements: Deutsche Börse has established several stock option plans. According to some of these programs holders of the stock options may be entitled to obtain Deutsche Börse shares – before or after the expiration of the Additional Offer Acceptance Period (as defined below in section 3.4.2):

•

Deutsche Börse has established a group share plan according to which employees of Deutsche Börse Group who are not members of the Management Board or senior executives have the opportunity to subscribe for Deutsche Börse shares at discounted rates. At the time of publication of the Exchange Offer Document a total of 73,432 options were exercisable, of which 23,920 were granted under tranche 2005 and 49,512 under tranche 2006. The options granted under tranche 2005 are exercisable until 30 June 2011, the options granted under tranche 2006 are exercisable until 30 June 2012. Each individual option entitles the holder to subscribe for two Deutsche Börse shares unless Deutsche Börse exercises its right to settle in cash. In accordance with the terms and conditions of the respective share option plan, Deutsche Börse has generally decided to settle Deutsche Börse share options in cash.

Further information on stock option plans is described in section 7.3 of the Exchange Offer Document.

•

The exercise of stock options according to the group share plan or the other stock option plans as described under section 7.3 of the Exchange Offer Document will likely not result in a delivery of Deutsche Börse shares to the holders of Deutsche Börse share options, because Deutsche Börse, in each case, intends to make use of its right to settle in cash. However, in case Deutsche Börse would decide otherwise at the time of maturity of the stock options, as a consequence of a settlement in kind a maximum of 528,587 Deutsche Börse shares could come into existence in the future (the total number of all Deutsche Börse shares that may still come into existence as a result of the stock option programs described in section 7.3 of the Exchange Offer Document the “total Deutsche Börse option shares”). Of this number of total Deutsche Börse option shares, only the options granted under tranche 2005 and tranche 2006 of the group share plan described above up to 146,864 new Deutsche Börse shares may come into existence as a result of the exercise of such stock options prior to the expiration of the Additional Offer Acceptance Period (the “additional Deutsche Börse shares”). Each holder of additional Deutsche Börse shares then would be entitled to accept the Exchange Offer once he or she holds additional Deutsche Börse shares prior to the expiration of the Offer Acceptance Period or the Additional Offer Acceptance Period.

The capital structure of Deutsche Börse is described in more detail in section 7 of the Exchange Offer Document.

2.2.3	Shareholder Structure

As of 31 March 2011 approximately 4.59% of the current share capital of Deutsche Börse of €195,000,000 were held by Deutsche Börse as Deutsche Börse treasury shares. The remaining outstanding Deutsche Börse shares were predominantly held by institutional investors (approximately 95% of the remaining outstanding Deutsche Börse shares) and only approximately 5% of the remaining outstanding Deutsche Börse shares were held by private investors. Details on voting rights notified pursuant to section 21 WpHG are set out in section 7.4 of the Exchange Offer Document.

2.2.4	Deutsche Börse Boards

The Management Board of Deutsche Börse currently consists of the following six members:

Name	Current Position

Dr. Reto Francioni	Chief Executive Officer

Andreas Preuß	Deputy Chief Executive Officer, responsible for Derivatives & Market Data Division

Gregor Pottmeyer	Chief Financial Officer

Frank Gerstenschläger	Responsible for Xetra Division

Dr.-Ing. Michael Kuhn	Chief Information Officer

Jeffrey Tessler	Responsible for Clearstream Division

The Supervisory Board of Deutsche Börse is subject to co-determination under the German One Third Participation Act (Drittelbeteiligungsgesetz) and is composed of 12 shareholder representatives who are elected by the general shareholders’ meeting of Deutsche Börse and 6 employee representatives who are elected by the employees of Deutsche Börse Group. Currently the Supervisory Board consists of the following 18 members (employee representatives are marked with*):

Dr. Manfred Gentz (Chairman)
Gerhard Roggemann (Deputy Chairman)
Herbert Bayer*
Richard Berliand
Birgit Bokel*
Dr. Joachim Faber
Hans-Peter Gabe*
Richard M. Hayden
Craig Heimark
Dr. Konrad Hummler
David Krell
Hermann-Josef Lamberti
Friedrich Merz
Thomas Neiße
Roland Prantl*
Dr. Erhard Schipporeit
Norfried Stumpf*
Johannes Witt*

2.3	Information on NYSE Euronext

2.3.1	General Information

NYSE Euronext, a Delaware corporation, was organized on 22 May 2006 in anticipation of the combination of the businesses of NYSE Group, Inc., a Delaware corporation, and Euronext N.V., a company organized under the laws of The Netherlands. The combination was consummated on 4 April 2007. NYSE Group, Inc. was formed in connection with the 7 March 2006 Merger between New York Stock Exchange, Inc., a New York Type A not-for-profit corporation, and Archipelago Holdings, Inc., a Delaware corporation.

NYSE Euronext is a leading global operator of financial markets and provider of innovative trading strategies. NYSE Euronext offers a broad and growing array of products and services in cash equities, futures, options, swaps, exchange-traded products, bonds, carbon trading, clearing operations, market data and commercial technology solutions, all designed to meet the evolving needs of issuers, investors, financial institutions and market participants. NYSE Euronext has three reportable business segments: Derivatives, Cash Trading & Listings, and Information Services & Technology Solutions.

As of 31 December 2010, NYSE Euronext employed 2,968 full-time equivalent employees. Since 31 December 2010 the total number of employees has not changed significantly. For the year ended 31 December 2010, based on its financial statements prepared in accordance with U.S. generally accepted accounting principles, NYSE Euronext generated US$4,425 million in revenues.

2.3.2	Capital Structure

Share capital: NYSE Euronext is authorized to issue up to 800,000,000 NYSE Euronext shares (the “NYSE Euronext shares”). As of 15 February 2011, 276,216,610 of these NYSE Euronext shares were outstanding, including 15,009,076 shares held in treasury. Holders of NYSE Euronext shares are entitled to receive dividends if, in the form and to the extent declared by the NYSE Euronext board of directors out of funds legally available for payment, subject to the rights of holders, if any, of NYSE Euronext preferred stock. Furthermore, NYSE Euronext is authorized to issue up to 400,000,000 shares of preferred stock, with a par value of US$0.01 per share. Currently, no shares of NYSE Euronext preferred stock are outstanding. Subject to possible restrictions on voting rights, each outstanding NYSE Euronext share entitles its holder to one vote. Subject to the rights, if any, of the holders of any series of preferred stock outstanding and subject to applicable law, all voting rights are vested in the holders of NYSE Euronext shares. All of the outstanding NYSE Euronext shares of common stock are fully paid and non-assessable. Holders of NYSE Euronext shares of common stock are not granted subscription rights. NYSE Euronext shares may not be converted into shares of other classes of stock.

Options: Under the stock incentive plan, NYSE Euronext may grant stock options and other equity awards to employees. NYSE Euronext’s approach to the incentive compensation awards includes awards of stock options and restricted stock units.

2.3.3	Shareholder Structure

As of 1 March 2011, 69% of all outstanding NYSE Euronext shares were held by institutional investors. The remaining NYSE Euronext shares were held by private investors, including those NYSE Euronext shares held by members of the management of NYSE Euronext (please refer also to the section “Security Ownership of Certain NYSE Euronext Beneficial Owners and Management” in Annex 2 to the Exchange Offer Document). The largest beneficial owner of NYSE Euronext shares known to NYSE Euronext as of 1 March 2011 was T. Rowe Price Associates, Inc., Baltimore, Maryland, United States, which beneficially owned 7.3% of the NYSE Euronext shares.

2.3.4	Board Composition

Executive officers of NYSE Euronext:

Duncan L.Niederauer	Chief Executive Officer and Director

Dominique Cerutti	President and Deputy Chief Executive Officer

Lawrence E. Leibowitz	Chief Operating Officer

Michael S. Geltzeiler	Group Executive Vice President and Chief Financial Officer

Roland Gaston-Bellegarde	Group Executive Vice President and Head of European Execution

Philippe Duranton	Group Executive Vice President and Global Head of Human Resources

Garry P. Jones	Group Executive Vice President and Head of Global Derivatives

John K. Halvey	Group Executive Vice President and General Counsel

Claudia O. Crowley	Chief Executive Officer of NYSE Regulation, Inc.

Board of Directors of NYSE Euronext:

Jan-Michiel Hessels (Chairman)
Marshall N. Carter (Deputy Chairman)
André Bergen
Ellyn L. Brown
Dominique Cerutti
Patricia M. Cloherty
Sir George Cox
Sylvain Hefes
Duncan M. McFarland
James J. McNulty
Duncan L.Niederauer
Ricardo Salgado
Robert G. Scott
Jackson P. Tai
Rijnhard van Tets
Sir Brian Williamson

3	BACKGROUND AND DETAILS OF THE OFFER

3.1	Authoritativeness of the Exchange Offer Document

Certain selected information from the Exchange Offer is set out below. However, the information set out below is only a summary of the information contained in the Exchange Offer Document and the description of the Offer (including the background of the Exchange Offer and the content of the Business Combination Agreement) is not intended to be full and complete. Thus, Deutsche Börse shareholders are referred to the Exchange Offer Document for further information and details. Only the provisions set forth in the Exchange Offer Document will be authoritative with regard to the content, terms and conditions and the implementation of the Exchange Offer. Each shareholder of Deutsche Börse is responsible for taking note of the Exchange Offer Document and for taking any measures deemed reasonable by it. The Exchange Offer Document has been published in German (as well as in the form of a non-binding English convenience translation which has neither been reviewed nor approved by BaFin) on the internet at http://www.global-exchange-operator.com on 4 May 2011. The Bidder makes available copies of the Exchange Offer document for distribution in Germany free of charge at Deutsche Bank AG, Taunusanlage 12, 60262 Frankfurt am Main, Germany (fax no.: +49 (69) 910 – 3 87 94; e-mail: DCT.Tender-Offers@db.com).

3.2	Background of the Offer

3.2.1	Summary of Chronology of the Discussions between Deutsche Börse and NYSE Euronext

In the fall of 2008, NYSE Euronext chief executive officer Duncan L. Niederauer and Deutsche Börse chief executive officer Dr. Reto Francioni met and discussed a possible combination of their respective companies. Following that meeting, selected members of NYSE Euronext management and of Deutsche Börse management had periodic discussions regarding possible transaction structures, as well as social and governance aspects of a potential combination of the two companies. In early December 2008, the parties terminated discussions regarding a possible business combination following unauthorized news stories regarding the existence of such discussions regarding a combination between the two companies.

During the summer of 2010, Duncan L. Niederauer and Dr. Francioni continued to discuss the strategic challenges faced by the companies in light of the consolidation in the exchange industry. As a result of such discussions, they jointly agreed to resume discussions on a potential business combination between the two companies. On 2 August 2010, senior management from each of NYSE Euronext and Deutsche Börse met in New York City at the request of Dr. Francioni to discuss the possibility of reinitiating consideration of a potential transaction. At that meeting, they discussed the concept of the transaction and the potential benefits to each party that could be obtained. Management of each party also agreed on a schedule for further consideration of a transaction and key next steps in the decision-making process. Management of each party also agreed on a schedule for further consideration of a transaction and key next steps in the decision making process.

Over the course of the next few months, selected members of senior management of each of NYSE Euronext and Deutsche Börse discussed potential alternatives for the terms and structure for the transaction.

In the early part of January 2011, and particularly during meetings between Mr. Niederauer and Dr. Francioni, other NYSE Euronext and Deutsche Börse representatives and their respective financial advisors held in Zürich, Switzerland on 13 and 14 January 2011 for the purpose of negotiating a transaction, NYSE Euronext and Deutsche Börse management continued to discuss the terms of a potential business combination.

On 19 January 2011 Dr. Manfred Gentz, the chairman of the Supervisory Board, was informed by Dr. Francioni about the envisaged transaction. On 24 January 2011, Dr. Francioni met with Dr. Manfred Gentz and other members of the Supervisory Board to inform them about the status of the negotiations with NYSE Euronext.

On 28 January 2011, NYSE Euronext and Deutsche Börse each provided the other with access to an electronic data room containing financial and legal due diligence materials. NYSE Euronext’s and Deutsche Börse’s respective management, financial and legal advisors subsequently began a review of such materials.

On 31 January 2011, a meeting of the Supervisory Board was convened for 15 February 2011.

Between 31 January 2011 through 9 February 2011 meetings were held in Amsterdam respectively New York to negotiate the Business Combination Agreement and HoldCo governance documents, to refine the financial analyses of the business combination and to review potential costs and synergies in connection with the transaction in order to facilitate the valuation of the combined entity.

On 14 February 2011, after in-depth deliberation, taking into consideration the rationale, the advantages and possible risks of the transaction, the Management Board of Deutsche Börse determined that the proposed combination was in the best interest of Deutsche Börse and its shareholders and the Management Board approved, subject to the approval of the Supervisory Board, the Business Combination Agreement and the transactions contemplated thereby. Later on the same day, the members of the Supervisory Board were informed by Dr. Francioni and other members of the Management Board on the status of the envisaged business combination discussions with NYSE Euronext.

Representatives of NYSE Euronext and Deutsche Börse continued to discuss the exchange ratio and, after consultation with their respective financial advisors, tentatively agreed to proceed on the basis of an exchange ratio of 0.47 of a share of HoldCo for each NYSE Euronext share and an exchange ratio of one share of HoldCo for each Deutsche Börse share tendered in the Exchange Offer. The parties acknowledged that these exchange ratios would lead to the combined company being owned 40% by former NYSE Euronext shareholders and 60% by former Deutsche Börse shareholders, assuming all Deutsche Börse shares were exchanged in the Exchange Offer. During the day on 14 February 2011 and into the morning of 15 February 2011, representatives of the parties resolved the remaining open issues to the satisfaction of both parties.

On 15 February 2011, the Supervisory Board of Deutsche Börse met to consider the revised terms of the transaction. With the advice of the financial and legal advisors of Deutsche Börse, the Supervisory

Board considered the outcome of the negotiations that had taken place with NYSE Euronext and its advisors. Based on presentations given by the Management Board, its financial advisors, Deutsche Bank ( as defined in section 4.4.1 below) and J.P. Morgan Securities LLC. (“J.P. Morgan”), and legal counsel, Linklaters LLP, the Supervisory Board received, among other things, a summary of the terms and key considerations of the proposed transaction with NYSE Euronext as well as a summary of the proposed combination. Representatives from Deutsche Bank and J.P. Morgan each provided financial analyses of the transaction and rendered their oral opinions, subsequently confirmed in writing, that, as of 15 February 2011, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations set forth in their respective written opinions, the exchange ratio in the proposed Exchange Offer was fair, from a financial point of view, to the holders of Deutsche Börse shares (according to the opinion of J.P. Morgan other than Deutsche Börse). The financial advisors and the legal advisor assured that all material required information concerning the Combination was provided in this Supervisory Board meeting. After in-depth deliberation, taking into consideration the rationale, the advantages and possible risks of the transaction, the Supervisory Board determined that the business combination was in the best interest of Deutsche Börse and its shareholders and the Supervisory Board approved the business combination of Deutsche Börse and NYSE Euronext.

The chronology is described in more detail in Annex 2 to the Exchange Offer Document.

3.2.2	Business Combination Agreement

On 15 February 2011, following the approvals of the NYSE Euronext board of directors and the Deutsche Börse Boards, NYSE Euronext, Deutsche Börse, HoldCo and Pomme Merger Corporation entered into the Business Combination Agreement (“Business Combination Agreement”). Upon completion of the Combination, NYSE Euronext and Deutsche Börse will become subsidiaries of HoldCo.

The Merger: The business of NYSE Euronext will be transferred by way of merging Pomme Merger Corporation with and into NYSE Euronext against the issuance of HoldCo shares to the shareholders of NYSE Euronext. The Merger will occur immediately after the completion of the Exchange Offer. In the Merger, each NYSE Euronext share will be converted into the right to receive 0.47 HoldCo shares.

The Merger requires that (a) a majority of the NYSE Euronext shares outstanding at the record date and entitled to vote at the NYSE Euronext special meeting adopts the Business Combination Agreement and approves the Merger and (b) a majority of the shares represented and entitled to vote at the NYSE Euronext special meeting approves certain provisions of the HoldCo articles of association that shall apply after the completion of the Combination (such approvals collectively the “NYSE Euronext requisite vote”) (see page A-3 et seq. of Annex 2 to the Exchange Offer Document). It is currently envisaged that the day of the special meeting will be 7 July 2011. In any case, it will be held prior to the expiration of the Offer Acceptance Period. In case of an extension of the Offer Acceptance Period required by law (see section 5.3 of the Exchange Offer Document), the date of the special meeting may be postponed. After the NYSE Euronext requisite vote has been passed, the completion of the Merger will only be subject to the completion of the Exchange Offer and will therefore become effective immediately after the completion of the Exchange Offer.

The Exchange Offer: Deutsche Börse has currently issued 195 million Deutsche Börse shares. These include the approx. 9 million Deutsche Börse treasury shares. At the time of the Merger, NYSE Euronext (disregarding approximately 13.6 million treasury shares that are held in treasury by NYSE Euronext and will not be exchanged in HoldCo shares in connection with the Merger, but including approximately 2.8 million NYSE Euronext shares that will presumably be issued in connection with Restricted Stock Units) will have issued a total of approx. 266 million NYSE Euronext shares. Thereof, 1.6 million NYSE Euronext shares are held by NYSE Arca Inc., an indirect 100% subsidiary of NYSE Euronext; the latter NYSE Euronext shares will be exchanged in HoldCo shares in connection with the Merger. Taking into account the exchange ratio of the Merger of 0.47 HoldCo shares for each NYSE

Euronext share and the exchange ratio of the Exchange Offer of one HoldCo share for each Deutsche Börse share, the issued share capital of the Bidder after completion of the Combination would comprise approximately 320 million HoldCo shares, in case the Exchange Offer is accepted regarding 100% of the Deutsche Börse shares (irrespective of the class D shares). Disregarding the HoldCo shares held within the HoldCo Group after completion of the Combination, former shareholders of Deutsche Börse would in this case hold approx. 60% and former NYSE Euronext stockholders would hold approx. 40% of the HoldCo shares issued after completion of the Combination. In case that only the minimum condition described in section 14.1(a) is reached and, therefore, only the lowest number of Deutsche Börse shares which have to be tendered in order for the Exchange Offer to be completed is reached, and approximately 266 million NYSE Euronext shares are still exchanged for HoldCo shares in the Merger, the issued share capital of the Bidder after completion of the Combination would comprise a total of approximately 271.3 million HoldCo shares (irrespective of the class D shares). Disregarding the HoldCo shares held within the HoldCo Group after completion of the Combination, former Deutsche Börse shareholders would in this case hold approximately 52.5% and former NYSE Euronext stockholders would hold approximately 47.5% of the HoldCo shares issued after completion of the Combination.

The corporate governance of HoldCo after completion of the Combination is described in section 2.1.4.

The content of the Business Combination Agreement is described in more detail in the section “The Business Combination Agreement” in Annex 2 of the Exchange Offer Document. This section also contains detailed information on the termination fee of €250 million payable by NYSE Euronext respectively Deutsche Börse. In principle, such termination fee is triggered if the transaction contemplated by the Business Combination Agreement will not be consummated and NYSE Euronext respectively Deutsche Börse enters or intends to enter into a transaction with a third party; the section “The Business Combination Agreement” in Annex 2 to the Exchange Offer Document contains further detailed information on the relevant conditions for the payment of the termination fee.

3.3	Strategy and Goals of the Combination

The board of directors of NYSE Euronext and the Deutsche Börse Management Board when evaluating the strategic reasons for the Combination, that were decisive for their decision to sign the Business Combination Agreement, considered a number of factors, including the following material factors:

Strategic considerations: overall, the Combination would provide a number of significant strategic opportunities to the Bidder and its subsidiaries as well as its shareholders. The combined group would be a leader in a diverse set of large and growing businesses as described in more detail in section 10.1. of the Exchange Offer Document. As a pacesetter across the spectrum of capital markets services, the combined company would offer clients global scale, product innovation, operational and capital efficiencies, and an enhanced range of technology and market information solutions. Furthermore, the Combination would create substantial strategic growth opportunities in Asia and Latin America. The expected substantial incremental efficiency and future appreciations would offer further growth opportunities to the combined group and its shareholders. The agreed well-balanced corporate governance structure would ensure continuity of management of Deutsche Börse and NYSE Euronext and thereby would facilitate an effective and timely integration of the two companies’ operations. Further information on the strategic opportunities is described in more detail on pages A-79 et seq. of Annex 2 to the Exchange Offer Document.

Synergies: the NYSE Euronext board of directors and the Deutsche Börse Management Board further believe that the Combination will create significant cost savings and revenue synergies. As to the cost savings, it is expected that the Combination will generate savings of approximately €400 million. The savings will come throughout the new organization. With respect to further information on the synergies reference is made to section 9.3.2 of the Exchange Offer Document and the tables on pages A-88 et seq. of Annex 2 to the Exchange Offer Document.

Participation in future appreciation: the NYSE Euronext board of directors and the Deutsche Börse Management Board also considered the fact that the consideration under the Exchange Offer to which the shareholders of Deutsche Börse are entitled will be HoldCo shares and, therefore, will allow NYSE Euronext stockholders and shareholders of Deutsche Börse to participate in potential further appreciation of the combined company after the Combination.

Governance: furthermore, the NYSE Euronext board of directors and the Deutsche Börse Management Board considered that the governance arrangements provided by the Business Combination Agreement would enable continuity of management and an effective and timely integration of the two companies’ operations and reflect the fact that the transaction was structured as a “business combination” rather than an acquisition of NYSE Euronext by Deutsche Börse or vice versa.

The NYSE Euronext board of directors and the Deutsche Börse Management Board also considered a variety of risks and other potentially negative factors concerning the Business Combination Agreement. They, each, concluded that potentially negative factors associated with the Combination were outweighed by the potential benefits that they expected NYSE Euronext and NYSE Euronext stockholders as well as Deutsche Börse and the shareholders of Deutsche Börse to achieve as a result of the Combination. Accordingly, they determined that the Business Combination Agreement and the transactions contemplated thereby are in the best interest of the respective corporation and its shareholders.

3.4	Essential Content and Execution of the Offer

3.4.1	Acceptance Period

The period for acceptance of the Exchange Offer began upon publication of the Exchange Offer Document on 4 May 2011. It expires on

13 July 2011, midnight (Central European Daylight Savings Time).

In the circumstances set out below, the period of acceptance of the Exchange Offer will in each case be extended automatically as follows:

•

In the event of an amendment of the Exchange Offer pursuant to Section 21 WpÜG within the last two weeks prior to the expiration of the offer acceptance period, the Offer Acceptance Period will be extended by two weeks (Section 21 para. 5 WpÜG) and, consequently, would be expected to end on 27 July 2011, midnight (Central European Daylight Savings Time). This shall apply even if the amended Exchange Offer violates legal provisions.

•

If, during the Offer Acceptance Period of the Exchange Offer, a competing offer regarding Deutsche Börse shares is made by a third party for the Deutsche Börse shares (“Competing Offer”) and if the Offer Acceptance Period for the present Exchange Offer expires prior to expiration of the acceptance period for the Competing Offer, the expiration of the Offer Acceptance Period for the present Exchange Offer shall be determined by reference to the expiration of the acceptance period for the Competing Offer (Section 22 para. 2 WpÜG). This shall apply even if the Competing Offer is amended or prohibited or violates legal provisions.

The period for acceptance of the Exchange Offer, including all extensions of such period resulting from provisions of the WpÜG (but excluding the Additional Offer Acceptance Period described in section 3.4.2), is herein referred to as the “Offer Acceptance Period”.

With regard to the right of withdrawal (Rücktrittsrecht) in the event of an amendment of the Exchange Offer or the launching of a Competing Offer, reference is made to the statements contained in section 17 of the Exchange Offer Document.

3.4.2	Additional Acceptance Period

Shareholders of Deutsche Börse who have not accepted the Exchange Offer within the Offer Acceptance Period may still accept the Exchange Offer within two weeks after publication of the results of the Exchange Offer by the Bidder pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG (the “Additional Offer Acceptance Period”), unless one of the completion conditions set out in section 14.1 of the Exchange Offer Document which has not been validly waived before, has not been satisfied by the end of the Offer Acceptance period. In such case the agreements concluded through the acceptance of the Exchange Offer will not be executed (see section 14.3 of the Exchange Offer Document).

The results of the Exchange Offer are expected to be published pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG within four banking days after expiration of the Offer Acceptance Period, i.e. the expected date of publication is 19 July 2011. The Additional Offer Acceptance Period is therefore expected to commence on 20 July 2011 and to end on 2 August 2011, midnight (Central European Daylight Savings Time). The Exchange Offer can no longer be accepted following expiration of the Additional Offer Acceptance Period (please see, however, section 18.4 of the Exchange Offer Document in respect of a sell-out right for the shareholders of Deutsche Börse under certain circumstances).

3.4.3	Conditions of the Offer

The Exchange Offer and the agreements which come into existence as a result of accepting the Exchange Offer will only be completed if the following conditions (the “Completion Conditions”) are satisfied, (see also section 14.3 of the Exchange Offer Document):

(a) Minimum Condition

The sum of the total number of Deutsche Börse shares in relation to which the Exchange Offer has been accepted and withdrawal has not been validly declared and the total number of Deutsche Börse shares that the Bidder already holds or has acquired, equals at least 75% of the sum of Deutsche Börse shares issued as of the end of the Offer Acceptance Period and the number of total future Deutsche Börse option shares.

(b) Competition Approvals

•	On or prior to 31 March 2012, the EU Commission has, or is deemed to have, cleared the Combination pursuant to the EC Merger Regulation.

•

On or prior to 31 March 2012, any waiting period including any extension thereof, applicable to the Combination pursuant to the HSR Act shall have expired or been terminated with the consequence that the Combination may be consummated.

(c) Effectiveness of the registration statement

The registration statement regarding the HoldCo shares to be issued to the Bidder in the context of the Exchange Offer and the Merger

•	shall have been declared effective by the SEC prior to the end of the Offer Acceptance Period and

•

at the time of the expiration of the Acceptance Period shall not be subject of any stop order by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order.

(d) NYSE Euronext requisite vote

Prior to the end of the Offer Acceptance Period, the NYSE Euronext requisite vote shall have been obtained.

(e) Governmental and Judicial Proceedings

At the time of the expiration of the Acceptance Period, neither any governmental entity nor legislative body nor court in (i) the United States, (ii) Germany, (iii) the Netherlands, (iv) France, (v) the United Kingdom, (vi) Portugal, (vii) Belgium, (viii) Switzerland or (ix) Luxembourg, shall have enacted any legislation, regulation, administrative act or injunction which is in force at the aforementioned time and would prohibit or make illegal the Combination or the acquisition or ownership of the Deutsche Börse shares or of the NYSE Euronext shares by the Bidder.

(f) Other Approvals

On or prior to 31 March 2012, the approvals set forth in detail in section 14.1(f) (i) through (xxii) of the Exchange Offer Document have been obtained.

(g) No Material Adverse Market Change

During the time between the publication of the Exchange Offer Document and the end of the Offer Acceptance Period, there shall not have occurred a suspension of the currency trading or debt markets in

•	Frankfurt am Main, Federal Republic of Germany, and London, Great Britain, or

•	the City of New York, New York, USA

for more than three consecutive trading days.

(h) No offer material adverse effect relating to NYSE Euronext

During the time between the publication of the Exchange Offer Document and the end of the Offer Acceptance Period, there shall not have occurred an offer material adverse effect relating to NYSE Euronext (the “offer material adverse effect in relation to NYSE Euronext”). Further details on the conditions for such offer material adverse effect in relation to NYSE Euronext are set forth in section 14.1(h) of the Exchange Offer Document.

(i) No offer material adverse effect relating to Deutsche Börse

During the time between the publication of the Exchange Offer Document and the end of the Offer Acceptance Period, there shall not have occurred an offer material adverse effect relating to Deutsche Börse (the “offer material adverse effect relating to Deutsche Börse”). Further details on the conditions for such offer material adverse effect in relation to Deutsche Börse are set forth in section 14.1(i) of the Exchange Offer Document.

(j) IRS Ruling or Rulings vis-à-vis NYSE Euronext

On or prior to the end of the Offer Acceptance Period, NYSE Euronext shall have received one or more private letter rulings from the U.S. Internal Revenue Service (IRS) substantially to the effect that

•

the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code and/or the Merger and the Exchange Offer, taken together, will qualify as an exchange within the meaning of Section 351(a) of the U.S. Internal Revenue Code; and

•

(A) the transfer of NYSE Euronext shares by U.S. persons for shares of the Bidder will qualify for an exception to Section 367(a)(1) of the U.S. Internal Revenue Code under U.S. Treasury Regulation Sections 1.367(a)-3(c)(1) and 1.367(a)-3(c)(9), and (B) any U.S. person transferring NYSE Euronext shares to the Bidder who is a “5% transferee shareholder” of NYSE Euronext (within the meaning of U.S. Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) will qualify for the exception to Section 367(a)(1) of the U.S. Internal Revenue Code only upon entering a five-year gain recognition agreement pursuant to U.S. Treasury Regulation Section 1.367(a)-8.

(k) IRS-Ruling vis-à-vis Deutsche Börse

On or prior to the end of the Offer Acceptance Period, Deutsche Börse shall have received a private letter ruling from the IRS substantially to the effect that the Exchange Offer will qualify as a transaction described in Section 351 (a) of the U.S. Internal Revenue Code and/or the Exchange Offer and the Merger, taken together, will qualify as transaction described in Section 351(a) of the U.S. Internal Revenue Code.

3.5	Waiver of Completion Conditions

With the exception of the Completion Condition under section 14.1 lit. (d) of the Exchange Offer Document which cannot be waived, the Bidder reserves the right to waive – in whole or in part – one, several or all of the Completion Conditions up to one working day prior to the end of the offer acceptance period. Completion Conditions which the Bidder has validly waived shall be deemed to have been satisfied for the purpose of the Exchange Offer. For the purposes of Section 21 para. 1 no. 3 and no. 4 WpÜG, the publication of the amendment of the Exchange Offer pursuant to Section 21 para. 2 WpÜG in conjunction with Section 14 para. 3 WpÜG shall be decisive. In the event of a waiver of Completion Conditions within the last two weeks prior to the end of the Offer Acceptance Period specified in section 5.1 of the Exchange Offer Document, the Offer Acceptance Period will be extended by two weeks pursuant to Section 21 para. 5 WpÜG (presumably until 27 July 2011). In the event of a waiver of Completion Conditions the shareholders of Deutsche Börse that have tendered Deutsche Börse shares prior to the publication of the amendment of the Exchange Offer, may within the Offer Acceptance Period withdraw from the agreements which came into existence as a result of accepting the Exchange Offer pursuant to section 21 para. 4 WpÜG. A waiver of a Completion Condition after the end of the Offer Acceptance Period is not possible.

3.6	Non-satisfaction of Completion Conditions

If one or more of the Completion Conditions set out in section 14.1 of the Exchange Offer Document have not been fulfilled at the latest time possible or the timely fulfillment of one or more Completion Conditions has become impossible and if, prior to this date, the Bidder has not validly waived the relevant Completion Conditions pursuant to Section 21 para. 1 sentence 1 no. 4 WpÜG, the Exchange Offer will lapse. In this case, the agreements which came into existence as a result of accepting the Exchange Offer will not be completed and will cease to exist (condition subsequent). Deutsche Börse shares already tendered shall be retransferred. Accordingly, the custodian banks will have to arrange for the tendered Deutsche Börse shares to be re-booked into ISIN DE0005810055 without undue delay, but in any event within five banking days after the publication of the lapse of the Exchange Offer. The unwinding (Rückabwicklung) is free of costs and expenses of custodian banks (please see, however, section 12.7 of the Exchange Offer Document for details).

3.7	Publications

If (a) a Completion Condition has been satisfied, (b) a Completion Condition has been waived, (c) all Completion Conditions have been satisfied, or (d) the Exchange Offer will not be completed, the Bidder will publish this fact without undue delay (i) on the internet at http://www.global-exchange-operator.com (in German as well as in English language) and (ii) in German language in the electronic Federal Gazette as well as (iii) in English language in the United States via an electronically operated information distribution system.

4	TYPE AND AMOUNT OF THE CONSIDERATION OFFERED

4.1	Type and Amount of the Consideration Offered

According and subject to the Exchange Offer Document, the Bidder offers

1 HoldCo Offer Share in exchange for 1 Deutsche Börse share

as consideration, each such HoldCo Offer Share with a nominal value of €1.00 (the “Offer Consideration”).

The Bidder will apply prior to the time of delivery of the HoldCo Offer Shares to the shareholders of Deutsche Börse under the Exchange Offer for admission of its ordinary shares, including the HoldCo Offer Shares, to trading on the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and, simultaneously, in the sub-segment thereof with additional post-admission obligations (Prime Standard), as well as on the regulated market of Euronext Paris (marché réglementé de Euronext Paris) and the New York Stock Exchange.

The Bidder will further take all measures required on its part so that the HoldCo Offer Shares which the accepting shareholders of Deutsche Börse will receive upon settlement of the Exchange Offer will have been admitted to trading (listed) at the time of delivery to the accepting shareholders of Deutsche Börse.

Commencement of trading on the Frankfurt Stock Exchange, Euronext Paris and the New York Stock Exchange is expected to occur immediately after delivery of the HoldCo Offer Shares to the shareholders of Deutsche Börse having accepted the Exchange Offer.

The completion of the Exchange Offer is subject, among others, to the condition that the minimum acceptance threshold described in section 14.1(a) of the Exchange Offer Document is reached or exceeded. After adoption of the NYSE Euronext requisite vote, the completion of the Merger will only be subject to the completion of the Exchange Offer and will take place immediately after the completion of the Exchange Offer. In addition, the completion of the Exchange Offer is subject to the adoption of the NYSE Euronext requisite vote. Hence, it is expected that, upon completion of the Exchange Offer, the completion of the Merger will occur and the NYSE Euronext shareholders will become HoldCo shareholders. Both Deutsche Börse and NYSE Euronext have a significant free float. For example, Deutsche Börse is member of the DAX-index which measures the development of the thirty companies on the German equities market with highest liquidity and the largest free float capitalizations. In view of the above statements, HoldCo shares and especially the HoldCo Offer Shares offered under the Exchange Offer will be liquid shares within the meaning of Section 31 para. 2 WpÜG.

4.2	Statutory Requirements for the Minimum Consideration Amount

Pursuant to the relevant provisions of the WpÜG Offer Regulation (WpÜG-AngebotsVO), the minimum consideration is the higher of the following prices:

•

Pursuant to Section 5 WpÜG Offer Regulation, the consideration must be at least equal to the weighted average domestic stock exchange price of Deutsche Börse shares during the last three months prior to the publication of the decision to make the Exchange Offer on 15 February 2011 (the “3-month average price”).

•

Pursuant to Section 4 WpÜG Offer Regulation (in conjunction with Section 31 para. 6 WpÜG), the consideration must be at least equal to the highest consideration paid or agreed to be paid by the Bidder, persons acting jointly with the Bidder or their subsidiaries for the acquisition of Deutsche Börse shares (or the entry into agreements which entitle them to acquire Deutsche Börse shares) within the last six months prior to the publication of the Exchange Offer Document.

The 3-month average price as calculated by BaFin as of the record date 14 February 2011, and notified to the Bidder is € 54.16 per Deutsche Börse share. In the relevant period neither the Bidder, nor persons acting jointly with it, nor their subsidiaries acquired Deutsche Börse shares or entered into agreements which entitled them to acquire Deutsche Börse shares for consideration. Therefore, the minimum consideration payable pursuant to Sections 4 and 5 of the WpÜG Offer Regulations is € 54.16 per Deutsche Börse share.

4.3	Non-existence of reference stock exchange price of HoldCo / IDW S 1 2008 valuation of HoldCo

Pursuant to Section 7 WpÜG Offer Regulation in connection with Sections 5 and 6 WpÜG Offer Regulation, the value of the consideration granted under an offer is generally to be determined by reference to the average stock exchange price of the offered shares during the last three months prior to the publication of the decision to make a takeover offer.

However, HoldCo shares have not been listed or traded on a stock exchange in the past. Therefore, the minimum consideration in the Exchange Offer cannot be determined on the basis of stock exchange prices of HoldCo’s shares pursuant to Sections 5 para. 1, para. 2, 6 para. 1, para. 2 WpÜG Offer Regulation. Instead, in analogous application of Section 5 para. 4 WpÜG Offer Regulation, such determination has to be made on the basis of a formal valuation of HoldCo. Such a valuation has been prepared on the basis of a business plan of HoldCo assuming that the Combination will be completed as proposed, on a “as if” basis.

The Bidder has retained Warth & Klein Grant Thornton AG, Wirtschaftsprüfungsgesellschaft, Düsseldorf (“Warth & Klein”), to prepare a formal valuation of HoldCo on a “as if” basis and to determine whether the value of one HoldCo Offer Share offered under the Exchange Offer in exchange for one Deutsche Börse share is equal to or exceeds the relevant 3-month average price.

Warth & Klein has duly prepared a formal valuation of HoldCo in accordance with the accepted professional “Principles for the Preparation of Business Valuations” under IDW Standard S 1, as amended in 2008, of the Institute of Public Auditors in Germany e.V. (Institut der Wirtschaftsprüfer in Deutschland e. V.) (“IDW S 1 2008”). On the basis of IDW S 1 2008, Warth & Klein has rendered its valuation in the capacity of a neutral expert. The valuation of HoldCo therefore constitutes an objectified value.

The intrinsic value was derived on the basis of discounted future earnings (Ertragswertverfahren) and is based on the earnings expectations of the management of Deutsche Börse and NYSE Euronext. Furthermore Warth & Klein took into account special values for the participations and specific assets held for sale of Deutsche Börse and NYSE Euronext respectively. As explained above, the valuation solely served the purpose of complying with the minimum pricing rules of the WpÜG and to document such compliance. This assessment gives neither a prediction about the future share price of HoldCo shares as of the listing of its shares for trading on the stock exchange or their delivery to the shareholders of Deutsche Börse who have accepted the Exchange Offer, nor about the development of the share price at any other time thereafter. Any share price development depends on many external circumstances, especially on the change of expectations about the future over time, which cannot be predicted at all by the valuation expert. Instead, it is in the nature of expectations regarding future developments that these are uncertain and based solely on currently available insights and assessments.

As background for its analysis, Warth & Klein in particular (1) reviewed business plans for HoldCo for the years 2011-2013; (2) reviewed business plannings for NYSE Euronext and Deutsche Börse which take into account certain publicly available research analysts’ financial forecasts endorsed by the respective management and extrapolations from such forecasts as directed by the respective management until 2015; (3) discussed with key members of Deutsche Börse’s and NYSE Euronext’s management the respective business plans; (4) reviewed and analyzed information relating to the historical and current operations of each Deutsche Börse and NYSE Euronext; (5) reviewed various documents related to the organization, corporate proceedings, assets and liabilities of Deutsche Börse and NYSE Euronext; (6) reviewed other publicly available economic, industry and company information.

The basis for the valuation is the consolidated business plan of HoldCo described below for the years 2011 through 2013, including the synergies (less costs of implementation) expected from the Combination.

Warth & Klein has determined an equity value in the amount of around € 21.1 billion as of the effective date of the valuation on 15 February 2011; further details are set forth in section 11.3.7 of the Exchange Offer Document. If one assumes that 100 % of all shares in Deutsche Börse and NYSE Euronext are exchanged for shares in HoldCo in accordance with the agreements reached in the Business Combination Agreement, this value is distributed to 308,8 million HoldCo shares. Thereby it has been taken into account that the already existing 45,000 HoldCo shares (class D shares) will be reimbursed at their nominal value. The value per HoldCo share is accordingly €68.33. In case not all Deutsche Börse shares are exchanged in HoldCo Offer Shares, the value per HoldCo share would be lower. For example, if 75% Deutsche Börse shares are changed in HoldCo Offer Shares the value of the HoldCo Offer Shares would range between an amount of € 64.65 to € 67.58, depending on the realization of the synergies of 75% or 100%.

Further details are set forth in section 11.3 of the Exchange Offer Document.

Based on this valuation Warth & Klein has confirmed that the value of one HoldCo Offer Share offered under the Exchange Offer in exchange for one Deutsche Börse share exceeds the 3-month average price of Deutsche Börse shares.

4.4	Overall Own Assessment of the Fairness of the Consideration

The Management Board and the Supervisory Board have reviewed the consideration offered by HoldCo. When assessing the fairness of the Offer Consideration from a financial point of view, the Management Board and the Supervisory Board considered various factors and were advised by Deutsche Bank Securities Inc. (“DBSI”) and J.P. Morgan, and in addition the Supervisory Board by Credit Suisse. Each of DBSI and J.P. Morgan and Credit Suisse rendered an opinion on the fairness, from a financial point of view, of the exchange ratio offered in the Exchange Offer, in each case as described in sections 4.4.1 through 4.4.3 below. In addition, the Supervisory Board retained BDO AG Wirtschaftsprüfungsgesellschaft, Düsseldorf (“BDO”) as further advisor as described in section 4.4.3 below.

4.4.1	Mandate of Deutsche Bank

Deutsche Börse has retained Deutsche Bank AG, DBSI and their affiliates (which are collectively referred to in this document as “Deutsche Bank”) as its financial advisor to provide advisory and investment banking services with respect to the Combination. At the request of Deutsche Börse, DBSI had provided an opinion to the Deutsche Börse management and supervisory boards in connection with the Business Combination Agreement as of 15 February 2011 that, as of 15 February 2011, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations described in its written opinion, the exchange ratio in the proposed Exchange Offer was fair, from a financial point of view, to the holders of Deutsche Börse shares. In connection with the Exchange Offer, DBSI has, at the request of Deutsche Börse, delivered a second fairness opinion to the Deutsche Börse Management Board and Supervisory Board that, as of 9 May 2011, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations described in its written opinion, the exchange ratio in the proposed Exchange Offer is fair, from a financial point of view, to the holders of Deutsche Börse shares.

In connection with its role as financial advisor to Deutsche Börse, and in arriving at its opinion, DBSI reviewed certain publicly available financial and other information concerning NYSE Euronext and

Deutsche Börse, projections based on certain publicly available research analysts’ financial forecasts endorsed by the respective managements of Deutsche Börse and NYSE Euronext and extrapolations from such forecasts as directed by the respective managements of Deutsche Börse and NYSE Euronext (collectively, the “Broker Projections”), and certain internal analyses and other information relating to NYSE Euronext and Deutsche Börse prepared by management of NYSE Euronext and Deutsche Börse, respectively. In preparing its opinion, DBSI did not review any financial forecasts or projections prepared by the management of NYSE Euronext or Deutsche Börse and, with Deutsche Börse’s permission, relied on the Broker Projections. DBSI also held discussions with certain senior officers and other representatives and advisors of NYSE Euronext and Deutsche Börse regarding the businesses and prospects of NYSE Euronext and Deutsche Börse, respectively, and of Holdco, NYSE Euronext and Deutsche Börse after giving effect to the transactions contemplated by the Business Combination Agreement, including certain cost savings, revenue effects and operating synergies jointly projected by the managements of NYSE Euronext and Deutsche Börse to result from the transactions contemplated by the Business Combination Agreement. In addition, DBSI reviewed the reported prices and trading activity for the Deutsche Börse shares and the NYSE Euronext shares, and, (i) to the extent publicly available, compared certain financial and stock market information for NYSE Euronext and Deutsche Börse with similar information for certain other companies DBSI considered relevant whose securities are publicly traded, (ii) to the extent publicly available, reviewed the terms and governance arrangements of certain recent business combinations which DBSI deemed relevant, (iii) reviewed the Business Combination Agreement, (iv) reviewed the Exchange Offer Document, (v) reviewed the registration statement of Holdco on Amendment No. 3 to Form F-4 filed with and declared effective by the Securities Exchange Commission on 3 May 2011, (vi) reviewed a summary of due diligence findings as of 15 February 2011 and presentations to the Supervisory Board dated 15 February 2011 and 28 April 2011, each prepared by KPMG, and (vii) performed such other studies and analyses and considered such other factors as DBSI deemed appropriate.

On 9 May 2011, at meetings of the Management Board and Supervisory Board respectively, DBSI delivered its oral opinion, which was confirmed by delivery of a written fairness opinion dated 9 May 2011, to the effect that, as of 9 May 2011 and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations described in its written opinion, the exchange ratio in the proposed Exchange Offer is fair, from a financial point of view, to the holders of Deutsche Börse shares.

The DBSI opinion does not express an opinion or recommendation as to whether any holder of Deutsche Börse shares should tender any Deutsche Börse shares in connection with the exchange offer. The DBSI opinion also does not address the fairness of the combination, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Deutsche Börse or NYSE Euronext (other than the fairness, from a financial point of view, of the Deutsche Börse exchange ratio to the holders of Deutsche Börse shares), nor does it address the fairness of the contemplated benefits of the combination. DBSI’s opinion was prepared for use by the Management Board and the Supervisory Board of Deutsche Börse. It was not prepared for the use of any holders of NYSE Euronext shares and does not constitute a recommendation as to how any holder of NYSE Euronext shares should vote with respect to the merger, the other aspects of the Combination or any other matter. By agreeing to enclose the fairness opinion with the Opinion of the Management Board and the Supervisory Board pursuant to section 27 WpÜG, DBSI has not expanded the circle of persons entitled to rely on the fairness opinion beyond the members of the Management Board and Supervisory Board.

The DBSI fairness opinion, the full text of which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included in this document in Annex 2. Annex 2 further sets forth a summary of the material financial analysis undertaken by DBSI in connection with rendering its opinion, which was delivered to the Management Board and the Supervisory Board on 9 May 2011.

4.4.2	Mandate of J.P. Morgan

Deutsche Börse retained J.P. Morgan as its financial advisor for the purpose of advising Deutsche Börse in connection with the combination and to discuss whether the exchange ratio in the Exchange Offer was fair, from a financial point of view, to the holders of Deutsche Börse shares (other than Deutsche Börse). At the meeting of the Supervisory Board of Deutsche Börse on 15 February 2011, at which all members of the Management Board were present, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing on the same day, to the Management Board and the Supervisory Board of Deutsche Börse that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the exchange ratio of one Holdco share for each Deutsche Börse share in the Exchange Offer, which is referred to herein as the exchange ratio, was fair, from a financial point of view, to the holders of Deutsche Börse shares (other than Deutsche Börse). In connection with the Exchange Offer, J.P. Morgan has, at the request of Deutsche Börse, delivered a second fairness opinion to the Management Board and Supervisory Board in connection with the Exchange Offer that, as of 9 May 2011, and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the exchange ratio in the proposed Exchange Offer is fair, from a financial point of view, to the holders of Deutsche Börse shares (other than Deutsche Börse). In addition, in connection with the Exchange Offer, J.P. Morgan has, at the request of Deutsche Börse, delivered a presentation on 12 May 2011 regarding its illustrative value creation analyses as of such date to the Management Board and Supervisory Board.

In connection with preparing its opinion, J.P. Morgan (i) reviewed the Business Combination Agreement; (ii) reviewed the exchange offer prospectus contained in Amendment No. 3 to the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission by Holdco on 3 May 2011; (iii) reviewed the Exchange Offer Document; (iv) reviewed a draft dated 5 May 2011 of this Statement; (v) reviewed certain publicly available business and financial information concerning Deutsche Börse and NYSE Euronext and the industries in which they operate; (vi) compared the financial and operating performance of Deutsche Börse and NYSE Euronext with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Deutsche Börse shares and the NYSE Euronext shares and certain publicly traded securities of such other companies; (vii) at the direction of the management of Deutsche Börse, reviewed certain financial analyses and forecasts relating to Deutsche Börse’s and NYSE Euronext’s respective businesses provided to J.P. Morgan by or on behalf of the management of Deutsche Börse, which were prepared at the direction of the managements of Deutsche Börse and NYSE Euronext and which were derived from certain publicly available research analyst estimates and guidance, and extrapolated therefrom, as directed and endorsed by such managements, as well as the estimated amount and timing of the cost savings and the related expense and revenue and other synergies expected to result from the transactions considered by the Business Combination Agreement; and (viii) performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion. In addition, J.P. Morgan held discussions with certain members of the management of Deutsche Börse and NYSE Euronext with respect to certain aspects of the transactions considered by the Business Combination Agreement, and the past and current business operations of Deutsche Börse and NYSE Euronext, the financial condition and future prospects and operations of Deutsche Börse and NYSE Euronext, the effects of the transactions considered by the Business Combination Agreement on the financial condition and future prospects of Deutsche Börse and NYSE Euronext, and certain other matters we believed necessary or appropriate to our inquiry.

On 9 May 2011, at meetings of the Management Board and Supervisory Board, respectively J.P. Morgan rendered its oral opinion, subsequently confirmed in writing on the same day, to the Management Board and the Supervisory Board of Deutsche Börse that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the exchange ratio in the Exchange Offer was fair, from a financial point of view, to the holders of Deutsche Börse shares (other than Deutsche Börse).

J.P. Morgan’s opinion is directed to the Management Board and the Supervisory Board of Deutsche Börse, addresses only the fairness, from a financial point of view, of the exchange ratio to the holders of Deutsche Börse shares (other than Deutsche Börse) pursuant to the business combination agreement as of the date of the opinion, does not address any other aspect of the combination and the other transactions contemplated by the business combination agreement and is not directed towards other parties than the aforementioned addressees. The opinion of J.P. Morgan does not constitute a recommendation to any holder of Deutsche Börse shares as to whether such holder should tender its Deutsche Börse shares in the Exchange Offer or how such holder should vote with respect to the transaction or any other matter if such vote is required. It does not establish any rights of third parties or any protective effects for the benefit of third parties. J.P. Morgan’s consent to reproduce its opinion in this Statement, does not and will not constitute any expansion or addition to the addressees of such opinion or the persons who are permitted to rely on such opinion, and any such consent may not be conceived or construed as such. In addition, J.P. Morgan’s opinion does not in any manner address the prices at which Deutsche Börse shares, NYSE Euronext shares or Holdco shares will trade following the date of the opinion. The opinion and advice provided by J.P. Morgan is not and should not be considered a value opinion as is customarily rendered by qualified auditors based on the requirements of German corporate or takeover law (e.g., in connection with a mandatory buy-out of Deutsche Börse shares or entering into a domination agreement and/or a profit and loss transfer agreement, or in connection with the valuation of HoldCo pursuant to Section 5 para. 4 of the German Takeover Act Offer Regulation – WpÜG-Angebotsverordnung - applied analogously), nor has J.P. Morgan expressed any opinion as to the compensation which may be payable to holders of Deutsche Börse shares in connection with such a mandatory buy-out of their Deutsche Börse shares or in connection with entering into a domination agreement and/or a profit and loss transfer agreement. J.P. Morgan’s opinion and its financial analyses set forth in this document were prepared for use by the Deutsche Börse Management Board and the Deutsche Börse Supervisory Board. They were not prepared for the use of any holders of NYSE Euronext shares and do not constitute a recommendation as to how any holder of NYSE Euronext shares should vote with respect to the merger, the other aspects of the transaction or any other matter.

The full text of the written opinion of J.P. Morgan, dated 9 May 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached in Annex 3. In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. Annex 3 describes J.P. Morgan’s opinion, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, as well as material financial analyses undertaken by J.P. Morgan in connection with rendering its opinion and delivered to the Management board and Supervisory board of Deutsche Börse on 9 May 2011.

4.4.3	Mandate of Credit Suisse, Mandate of BDO and Mandate of SZA

The Supervisory Board of Deutsche Börse has mandated Credit Suisse AG (“Credit Suisse”) to issue a fairness opinion about whether the consideration offered to the shareholders of Deutsche Börse is fair from a financial point of view.

Credit Suisse issued its fairness opinion to the Supervisory Board of Deutsche Börse on 9 May 2011. Credit Suisse comes to the conclusion in its fairness opinion that the offered consideration is fair for the shareholders of Deutsche Börse from a financial point of view, subject to the assumptions set forth in the opinion as of the date of issuance of the fairness opinion on 9 May 2011. The fairness opinion dated 9 May 2011, which shows, among other points, which assumptions and facts the statement is based on, which examinations and preparatory work was conducted and to which qualifications the statement is subject, is attached in Annex 4 to this joint statement by the Executive Board and the Supervisory Board. A summary of Credit Suisse’s fairness opinion and the procedures followed, bases for and methods employed in arriving at, the fairness opinion, in each case performed by Credit Suisse and reviewed with the Supervisory Board of Deutsche Börse in connection with the opinion, is attached in Annex 4 to this document.

In arriving at its opinion, Credit Suisse has reviewed the information contained in the Offer Document, the Business Combination Agreement, the Registration Statement on Form F-4 and amendments to the Registration on Form F-4 filed with the U.S. Securities and Exchange Commission through the date hereof, and certain publicly available business and financial information relating to NYSE Euronext and Deutsche Börse. Credit Suisse has also reviewed certain other information relating to NYSE Euronext and Deutsche Börse, including certain financial analyses and forecasts relating to NYSE Euronext’s and Deutsche Börse’s respective businesses, provided to Credit Suisse by the management of Deutsche Börse, which were derived from certain publicly available research analyst estimates, and extrapolations therefrom, as developed and endorsed by the managements of NYSE Euronext and Deutsche Börse, respectively, and Credit Suisse has discussed with the managements of NYSE Euronext and Deutsche Börse the business and prospects of NYSE Euronext and Deutsche Börse. Credit Suisse has also reviewed the preliminary estimated amount and timing of the cost synergies, revenue synergies and related implementation costs expected to result from the Combination, jointly projected by the managements of NYSE Euronext and Deutsche Börse. Credit Suisse has also considered certain financial and stock market data of NYSE Euronext and Deutsche Börse, and Credit Suisse has compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to those of NYSE Euronext and Deutsche Börse and Credit Suisse has considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which Credit Suisse deemed relevant. Credit Suisse has also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant. In addition, Credit Suisse has held discussions with certain members of management of Deutsche Börse and NYSE Euronext with respect to certain aspects of the Combination, and the past and current business operations of Deutsche Börse and NYSE Euronext, the financial condition and future prospects and operations of Deutsche Börse and NYSE Euronext, the effects of the Combination on the financial condition and future prospects of Deutsche Börse and NYSE Euronext, and certain other matters Credit Suisse believed necessary or appropriate to its assessment.

The Supervisory Board of Deutsche Börse expressly points out that Credit Suisse has issued the fairness opinion exclusively for the purpose of information and support of the Supervisory Board in connection with the assessment of the fairness of the offered consideration. The fairness opinion is not directed towards third parties and does not establish any rights of third parties. No contractual relationship comes into existence between Credit Suisse and third parties, and the fairness opinion does not establish in total or in part any protective effects for the benefit of third parties either. Credit Suisse has not expanded the group of addressees who can rely on the statement beyond the members of the Supervisory Board when Credit Suisse issued its consent to attach the fairness opinion as an Annex to the joint statement by the Executive Board and the Supervisory Board pursuant to § 27 WpÜG. The fairness opinion is especially not addressed to the shareholders of Deutsche Börse and does not constitute a recommendation to accept the Exchange Offer or not.

The Supervisory Board points out that the fairness opinion of Credit Suisse is subject to certain assumptions and reservations and that it is necessary to completely study the fairness opinion attached as an Annex in order to understand the underlying examinations and results. Furthermore, the fairness opinion is necessarily based upon information made available to Credit Suisse on the date of issuance of the fairness opinion and upon financial, economic, market and other conditions as they exist and can be evaluated on the date of the issuance of the fairness opinion. Events occurring after the date of the issuance of the fairness opinion may affect this opinion and the assumptions used in preparing it, and Credit Suisse does not assume any responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date of the issuance of the fairness opinion.

This opinion has not been prepared according to the guidelines for the rendering of fairness opinions (IDW S 8) of the institute of public auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland e.V. – “IDW”) and is not and should not be considered a valuation opinion (Wertgutachten) as typically rendered by qualified auditors based on the requirements of German corporate law, and an expression of adequacy from a financial point of view differs in a number of important respects from a valuation performed by such an auditor and from accounting valuations generally. Credit Suisse has also not issued any statement about whether the terms and conditions of the Exchange Offer, including the offered consideration, are consistent with the requirements of the WpÜG and other legal requirements.

In reviewing and analyzing the economic elements of the presentations and explanations given by the Management Board and Deutsche Börse’s financial advisors the Supervisory Board was also advised by BDO. The advice addressed all economically material factors from the perspective of the Supervisory Board and BDO for evaluating the Exchange Offer. In this context the Supervisory Board and BDO have discussed the valuation of HoldCo prepared by Warth & Klein, the fairness opinions of DBSI, J.P. Morgan and Credit Suisse, the methodology applied, and the conclusions and, on the basis of the documents provided, considered them to be plausible.

Furthermore, in submitting the Statement the Supervisory Board has been advised by law firm SZA Schilling, Zutt & Anschütz Rechtsanwalts AG (“SZA”) on German takeover and stock corporation law. The fairness of the consideration offered to the shareholders of Deutsche Börse has not been subject to review by SZA. The advice was given for the sole purpose of information and support of the Supervisory Board and does not establish any rights or claims of third parties.

4.4.4	Adequacy of the Consideration

On the basis of the presentations and explanations given by Deutsche Bank and J.P. Morgan, the Management Board and the Supervisory Board are convinced of the plausibility and reasonableness of the approach taken and the methods and analysis applied by Deutsche Bank and J.P. Morgan. On the basis of the presentations and explanations given by Credit Suisse, the Supervisory Board is further convinced of the plausibility and reasonableness of the approach taken and the methods and analysis applied by Credit Suisse.

The Management Board and the Supervisory Board have formed the following opinion with regard to the adequacy and appropriateness of the consideration offered by the Bidder for the Deutsche Börse shares:

In the view of the Management Board and the Supervisory Board the Offer Consideration is adequate within the meaning of section 31 para. 1 WpÜG. The Offer Consideration exceeds the statutory requirements and, in view of the Management Board and the Supervisory Board adequately and fairly reflects the value of Deutsche Börse, which is supported by each of the fairness opinions of Deutsche Bank, J.P. Morgan and Credit Suisse stating that, as of 9 May 2011, based upon and subject to the various assumptions made, procedures followed, matters considered and limitations described in the written opinions, the exchange ratio in the proposed Exchange Offer is fair, from a financial point of view, to the holders of Deutsche Börse shares as described above (see sections 4.4.1 through 4.4.3) and attached hereto as Annex 2, 3 and 4 respectively.

When assessing the adequacy of the Offer Consideration, the Management Board and the Supervisory Board considered that the exchange ratios implied that former Deutsche Börse shareholders and former NYSE Euronext shareholders would hold approximately 60% and 40%, respectively, of the outstanding HoldCo shares, assuming that all Deutsche Börse shareholders tendered in the Exchange Offer, and considered this relative ownership percentage after reviewing the earnings, cash flow and balance sheet impact of the proposed Combination, the historical financial performance of Deutsche Börse and NYSE Euronext, the historical trading price of Deutsche Börse shares and NYSE Euronext shares and the historical exchange rate between euros and U.S. dollars. This implied ownership split of 60% and 40% is based on the exchange ratio of one Deutsche Börse share for one HoldCo share in the Exchange Offer and the exchange ratio of one NYSE Euronext share for 0.47 of a HoldCo share in the Merger.

The exchange ratios were considered by the Management Board and the Supervisory Board in light of the relative valuations of Deutsche Börse and NYSE Euronext determined by the management of Deutsche Börse and its financial advisors. Such valuations were based on certain publicly available financial and other information concerning NYSE Euronext and Deutsche Börse, projections based on certain publicly available research analysts’ financial forecasts that were reviewed by the respective managements of Deutsche Börse and NYSE Euronext, extrapolations from such forecasts as directed by the respective managements of Deutsche Börse and NYSE Euronext and certain internal analyses and other information relating to NYSE Euronext and Deutsche Börse prepared by management of NYSE Euronext and Deutsche Börse, respectively. In addition, among other things, reported prices and trading activity for the Deutsche Börse shares and the NYSE Euronext shares have been reviewed, and, to the extent publicly available, certain financial and stock market information for NYSE Euronext and Deutsche Börse with similar information for certain other companies considered to be relevant whose securities are publicly traded have been compared. Such agreed exchange ratios would result in a premium of approximately 10% for the NYSE Euronext shareholders as of 8 February 2011, the date prior to public reports that discussions were being held between NYSE Euronext and Deutsche Börse regarding a possible business combination, on the basis of the closing price of the NYSE Euronext and Deutsche Börse shares. The Management Board and the Supervisory Board came to the conclusion that the advantages for the Deutsche Börse shareholders resulting from the Combination justify such premium for the following reasons:

The Management Board and the Supervisory Board believed that, without a premium of approximately 10% for the NYSE Euronext shareholders and the related 40% ownership of HoldCo shares by the former NYSE Euronext shareholders, NYSE Euronext would not have entered into the Business Combination Agreement. The Management Board and the Supervisory Board therefore concluded that such premium was a precondition in order for Deutsche Börse shareholders to receive the significant strategic opportunities that would be created by the Combination, including the following:

•

The expectation that the combined company would be a leader in a diverse set of large and growing businesses, including derivatives, listings, cash equities, post-trade settlement and asset servicing, market data and technology servicing;

•	The view that the combined company would have a portfolio of leading brands, including Deutsche Börse, Eurex, Clearstream, Stoxx, NYSE Euronext, New York Stock Exchange, NYSE Liffe and Euronext;

•	The expectation that the combined company’s complementary products would allow the combined company to provide customers with a global derivatives platform;

•	The expectation that the combined company would be an industry-leading provider of technology services and information content;

•	The expectation that the combined company would be the world’s largest venue for capital raising;

•	The expectation that the combined company would be a global pioneer in international post-trade infrastructure and settlement with revenues drawn from outside of Europe in those business areas; and

•	The expectation that the Combination will over time create substantial incremental efficiency and growth opportunities.

In addition thereto, it is the expectation of the Management Board and the Supervisory Board that the future market value of HoldCo is not limited to the sum of the current stock market values of Deutsche Börse and NYSE Euronext. Based on the discussions between Deutsche Börse and NYSE Euronext management, the Management Board and the Supervisory Board believe that the Combination will create significant cost savings and revenue synergies, including approximately €400 million of annual cost savings expected to be achievable on an annualized basis within three years after the completion of the Combination, as well as at least €100 million of annual revenue synergies. The Management Board and the Supervisory Board expect that these synergies will lead to a higher enterprise value for HoldCo and, as a result, lead to a higher market value for HoldCo, which, in turn, will benefit the Deutsche Börse shareholders who tender their shares in the Exchange Offer. In the view of the Management Board and the Supervisory Board, this benefit justifies the premium of approximately 10% to be afforded to the NYSE Euronext shareholders. This expectation is supported by the fairness opinions of Deutsche Bank, J.P. Morgan and Credit Suisse, stating that, based upon and subject to the various assumptions made, procedures followed, matters considered and limitations described in the written opinions, as of 9 May 2011, the exchange ratio in the proposed Exchange Offer is fair from a financial point of view to the holders of Deutsche Börse shares.

Taking into consideration the aforementioned expectations and the advantages for the Deutsche Börse shareholders resulting therefrom, the Management Board and the Supervisory Board came to the conclusion that the exchange ratio of one HoldCo share for each Deutsche Börse share and the exchange ratio of 0.47 of a HoldCo share for each NYSE Euronext share (which represented a premium of approximately 10% for the benefit of the NYSE Euronext shareholders as of 8 February 2011, the date prior to public reports that discussions were being held between NYSE Euronext and Deutsche Börse regarding a possible business combination, on the basis of the closing price of the NYSE Euronext and Deutsche Börse shares) is in the best interests of the Deutsche Börse shareholders and in the best interests of Deutsche Börse.

5	OBJECTIVES OF THE BIDDER AND IMPACT ON DEUTSCHE BÖRSE

5.1	Strategy of the Future HoldCo Group

Through the Combination, HoldCo will become the holding company of Deutsche Börse and NYSE Euronext. However, Deutsche Börse, NYSE Euronext and their respective subsidiaries will continue to conduct their respective businesses. It is not envisaged that after completion of the Exchange Offer. HoldCo engages in activities other than activities typically conducted by a management holding company. However, it can not be excluded, that the combined group will be restructured in the future and HoldCo will assume certain central functions within the combined group. For the time being, HoldCo will, following the completion of the Combination, be financed by dividend distributions from its participations in Deutsche Börse and NYSE Euronext. The expected effects on the assets and obligations of the Bidder are set forth in section 16 of the Exchange Offer Document. The future business activities of the Bidder are insofar interdependent with the intended future business activities with respect to Deutsche Börse and the combined group existing after the completion of the Combination.

The integration planning is currently under discussion between the parties of the Business Combination Agreement, the material results thereof are described in this section 5.1 and section 10 of the Exchange Offer Document.

The Combination will create a global derivatives platform, bringing together complementary products of Deutsche Börse Group, NYSE Euronext and the affiliated companies of NYSE Euronext. The derivatives businesses of Eurex and NYSE Liffe complement each other with respect to interest rate products, with Eurex specializing in the long end of the interest rate curve and NYSE Liffe in the short end and equity index products where Eurex has products across the European Union and NYSE Liffe has country-specific ones. The intended Combination of both derivatives businesses is expected to create a group which is an industry leader with a competitive size and scale compared with other major exchanges. The Bidder believes that combining these complementary venues will deliver innovative product and capital efficiency opportunities to its clients.

The combined cash trading and listings businesses are expected to create an exchange group with leading liquidity pools for European and U.S. equities. The Combination of Euronext and the Frankfurt Stock Exchange will deliver a pan-European regulated and transparent equities market, while preserving the national role of the five exchanges in Europe: Amsterdam, Brussels, Frankfurt, Lisbon and Paris. In addition, the Bidder believes that NYSE Euronext’s listings franchise, already home to some of the world’s leading global brands, will be further strengthened by the increased global profile of the new group, strengthening its status as one of the most attractive capital raising venues for companies from around the world.

Based upon Deutsche Börse’s risk management expertise and clearing expertise and its suite of leading securities financing, settlement and custody services the Bidder intends to accelerate growth based on the combined group’s broader coverage of asset classes and regions. The Bidder intends to extend cash and derivatives clearing and particularly risk management services beyond the initial asset class coverage of the combined group in order to provide customers with significantly improved cost and capital efficiency opportunities. In addition, it is to be expected that HoldCo will benefit from Clearstream’s strong and growing presence in Asia.

Both Deutsche Börse and NYSE Euronext are providers of technology solutions that power the trading operations of all the Deutsche Börse and NYSE Euronext markets, as well as other exchanges around the world. In addition, through its NYSE Technologies subsidiary, NYSE Euronext provides comprehensive transaction, data and infrastructure services and managed solutions for buy-side, sell-side as well as exchange communities. The Bidder intends to capitalize on the combined technology and service expertise as well as expanded potential client base to deliver an ever wider range of innovative solutions that optimize trading efficiency for clients.

The Combination will also bring together market data & analytics services and the index portfolio. The Bidder expects to establish itself as the leading vendor for low latency price information, value-adding indices and benchmarks and trading-related content and analytics. The Bidder intends to further strengthen this position, for example, by rolling out new products across the combined group based on the range of existing and newly developed indices.

The Bidder expects the Combination to release additional product innovation potential and intends to combine complementary product lines to provide a global and extensive breadth of product offerings based on a strong portfolio of brands. The Bidder intends to utilize the additional innovation potential.

The Bidder expects to realize cost savings from the Combination, principally from economies of scale in information technology, clearing operations, market operations and corporate center functions. In addition, the Bidder expects further product innovation and cross-selling opportunities between the global cash and derivatives businesses of Deutsche Börse Group, NYSE Euronext and the affiliated companies of NYSE Euronext.

The Combination is expected to generate annual cost savings of €400 million, principally in information technology systems, clearing and market operations as well as in corporate administration and support functions of the company. In addition, annual revenue synergies of at least €100 million are expected through cross selling and distribution opportunities, increased turnover from liquidity pool consolidation and new products, a progressive introduction of Deutsche Börse’s clearing capabilities and expanded scope for technology services and market data offerings (see also information set forth in section 9.3.2 of the Exchange Offer Document). The Bidder may contemplate further actions in respect of the business activities of Deutsche Börse in order to achieve this.

There are no intentions to divest any of Deutsche Börse group’s businesses or assets, nor any measures intended that would lead to a significant increase in Deutsche Börse group’s liabilities beyond the normal course of business, except for any measures described in section 10 of the Exchange Offer Document.

5.2	Structure of the Future HoldCo Group

5.2.1	Registered Office of Deutsche Börse, Location of material parts of the Business

The Bidder has no operating history. The markets and geographical presence of the combined group will be those of Deutsche Börse Group, NYSE Euronext and the affiliated companies of NYSE Euronext. The geographical presence of Deutsche Börse Group will therefore remain unchanged.

The combined group will have dual headquarters in Frankfurt and New York. The seat of Deutsche Börse Group will therefore remain unchanged.

Pursuant to the Business Combination Agreement, HoldCo, after completion of the Combination, will have the following five globally operating divisions (the “Global Hub” of a global division of HoldCo means the location from where such global division is managed):

•	Global Cash Trading and Listings with a Global Hub in New York and key locations in (in alphabetical order) Amsterdam, Brussels, Frankfurt, Lisbon and Paris;

•	Global Derivatives with a Global Hub in Frankfurt and key locations in (in alphabetical order) Amsterdam, Chicago, London, New York and Zurich;

•

Global Settlement and Custody with a Global Hub in Frankfurt and with key locations in (in alphabetical order) Luxembourg, New York, Porto, Prague and Singapore. The office of the divisional head will be located in Luxembourg;

•

Technology Services/IT with a Global Hub in New York and with key locations in (in alphabetical order) Belfast, Frankfurt, London, Luxembourg, Paris and Prague. The office of the divisional head will be located in Paris; and

•	Market Data and Analytics with a Global Hub in Frankfurt and with key locations in (in alphabetical order) London, New York, Paris and Zurich.

As far as it is necessary to implement such structure, the Bidder intends to relocate certain business sites of NYSE Euronext and Deutsche Börse group; however, the key locations of Deutsche Börse group will be maintained.

All national exchanges are operated in accordance with the applicable regulatory frameworks, the key business lines will remain in the present locations and the self-reliance of the national exchanges and brand names will be maintained.

5.2.2	Possible Structural Measures

The Bidder intends, as soon as possible after the completion of the Exchange Offer, to effectuate one or more corporate reorganization measures regarding Deutsche Börse. This will create the legal requirements to integrate Deutsche Börse as far as possible into the HoldCo Group formed by the Combination. It is the intention of the restructuring to put the Bidder in the position, within the legal limits and irrespective of minority shareholders, who may still hold shares after completion of the Exchange Offer, to dominate Deutsche Börse as far as possible and/or, as the case may be, to eliminate such minority shareholding. The intended restructuring measures include entering into a domination agreement (Beherrschungsvertrag) or a combination of a domination agreement and a profit and loss transfer agreement (Gewinnabführungsvertrag) pursuant to Sections 291 et seq. AktG with Deutsche Börse as the controlled company and, as part of such affiliation agreements, with HoldCo ordinary shares being offered to the outside shareholders of Deutsche Börse as consideration (Abfindung) pursuant to Section 305 para. 2 AktG. In addition, or alternatively, the Bidder intends the mandatory squeeze-out of the remaining minority shareholders of Deutsche Börse in return for payment of adequate compensation (“squeeze-out”) if, after completion of the Exchange Offer or any time thereafter, the Bidder holds, directly or indirectly, at least the required participation of 95% in the registered share capital of Deutsche Börse. Such squeeze-out may be carried out based on a resolution by the general shareholders’ meeting pursuant to Sections 327a et seq. AktG or a petition before a court seeking a court order on the transfer of the shares in accordance with Sections 39a et seq. WpÜG. The aforementioned restructuring measures are herein referred to as the “Restructuring After Completion”.

In the course of the Restructuring After Completion, Deutsche Börse shareholders who do not exchange their shares in the Exchange Offer, will receive, or will be offered, consideration in accordance with the applicable laws. Due to the statutory legal framework applicable to the Restructuring After Completion, which is described below in more detail in sections 10.6.1 to 10.6.3 of the Exchange Offer Document, such consideration may have a different amount or form than the consideration that those shareholders would have received had they exchanged their shares in the Exchange Offer. Thereby, it is intended to structure the Restructuring After Completion in a way that the remaining holders of Deutsche Börse shares — to the extent legally permissible — each receive at a maximum the same number of HoldCo shares per Deutsche Börse share(s) that they would have received in the Exchange Offer had they tendered their Deutsche Börse shares, and at a maximum a consideration having the same value (without taking into account possible different tax treatment or applicable withholding tax regulations), respectively. Due to the reasons described in more detail in section 10.6 of the Exchange Offer Document, the amount or the form of the consideration may be different, in particular be less in value. Furthermore, in the event that the shares of HoldCo lose value after the completion of the Combination, there may be no obligation of the Bidder, in the course of the Restructuring After Completion, to grant to the Deutsche Börse shareholders who did not tender their shares in the Exchange Offer the higher consideration received by the Deutsche Börse shareholders who exchanged their shares in the Exchange Offer into ordinary shares of HoldCo.

The Bidder reserves the right to amend the structure of the Restructuring After Completion, if appropriate. This includes, among others, the determination whether the domination agreement and/or the profit and loss transfer agreement with Deutsche Börse as the controlled company will be entered into by the Bidder itself or, instead of the Bidder, by a direct or indirect wholly owned subsidiary of the Bidder in the legal form of a German stock corporation or a German societas europaea (SE), as well as the right to contribute or otherwise transfer all or some of its Deutsche Börse shares to the latter or another wholly owned subsidiary.

In the context of the Business Combination Agreement, the Deutsche Börse Boards have in principle—once the Exchange Offer is successfully completed and the Combination successfully completed – consented to the conclusion of a domination agreement between Deutsche Börse and HoldCo, or, if HoldCo holds at least 95% of the Deutsche Börse share capital after the completion of the Exchange Offer, to a squeeze-out.

Domination agreement and/or profit and loss transfer agreement: Under a domination agreement, the controlled company submits itself to the direction of the controlling company. The controlling company would be authorized to issue binding orders to the management board of the controlled company. Under a profit and loss transfer agreement, the controlled company undertakes to transfer its entire profits to the controlling company. In both cases, the controlling company is obliged to make up for any annual net loss (otherwise) incurred by the controlled company during the term of the agreement (section 302 AktG). A domination agreement and a profit and loss transfer agreement must provide for a recurrent annual cash payment as compensation for the minority shareholders (section 304 AktG). Such compensation will represent a variable or fixed minimum dividend (Garantiedividende) in the case of a domination agreement and a variable or fixed annual compensation payment (Ausgleichszahlung) in the case of a profit and loss transfer agreement or a combination of a domination agreement and profit and loss transfer agreement. The variable minimum dividend or the variable annual compensation payment would be calculated on the basis of the actual dividends distributed by the Bidder in the future.

The amount of the recurrent cash payment is determined by the respective parties to the agreement in due consideration of the specifications as set out in Section 304 para. 2 AktG and reviewed by a court-appointed auditor. The calculation could result in a recurrent cash payment that is equal to the average of the past dividends paid by Deutsche Börse, but it could also be higher or lower. For more details on the recurrent cash payment please refer to the Exchange Offer Document under section 10.6.1.

In addition, in case of entering into a domination agreement or a combination of a domination agreement and profit and loss transfer agreement the controlling company would be obliged to offer to all minority shareholders of Deutsche Börse to acquire all Deutsche Börse shares held by them in exchange for an adequate compensation (Section 305 AktG). Such an offer must have a duration of at least two months following the day of publication of the registration of the domination agreement and/or profit and loss transfer agreement in the commercial register of Deutsche Börse by the registry court. Such an offer would constitute a tender offer under U.S. law that would need to comply with certain rules under Regulation 14E under the Exchange Act, but such tender offer would not be subject to Section 14(d) of the Exchange Act or the rules or regulations of the SEC thereunder. In accordance with Section 305 para. 2 no. 1 AktG, the Bidder will compensate the shareholders of Deutsche Börse selling their Deutsche Börse shares under a domination agreement or a combination of a domination agreement and profit and loss transfer agreement entered into by Deutsche Börse by granting HoldCo ordinary shares, except for fractional amounts which may be settled in cash.

Likewise, in case the domination agreement and/or the profit and loss transfer agreement is entered into between Deutsche Börse as the controlled company and a direct or indirect wholly owned subsidiary of the Bidder in the legal form of a German stock corporation or a German societas europaea (SE) as the controlling company instead of by the Bidder, in accordance with Section 305 para. 2 no. 2 AktG, the shareholders of Deutsche Börse selling their Deutsche Börse shares under such agreement shall be granted HoldCo ordinary shares as compensation, again except for fractional amounts which may be settled in cash.

Further information on the adequacy of the amount of the recurrent cash payment or the compensation is set forth in section 10.6.1 of the Exchange Offer Document; such adequacy may upon request by shareholders of Deutsche Börse be reviewed in a judicial award procedure (Spruchverfahren).

Corporate Squeeze-out: If, after completion of the Exchange Offer or any time thereafter, at least 95% of the registered share capital of Deutsche Börse belong (within the meaning of Section 327a AktG) to the Bidder or, as the case may be, a subsidiary of the Bidder, the general shareholders’ meeting of Deutsche Börse may upon request of the Bidder or its subsidiary pursuant to Sections 327a et seq. AktG, resolve upon the transfer of the Deutsche Börse shares of the other shareholders (minority shareholders) of Deutsche Börse to the Bidder or such subsidiary in return for payment of adequate cash compensation (angemessene Barabfindung) (the “Corporate Squeeze-out”). The resolution may be adopted by a simple majority of the votes cast; also the bidder and, as the case may be, the respective subsidiary of the bidder, are entitled to vote at this resolution with respect to Deutsche Börse shares held by them. The Corporate Squeeze-out would not constitute a tender offer under U.S. law, and therefore would not be subject to Section 14(d) or 14(e) of the Exchange Act or the rules or regulations of the SEC thereunder.

The amount of the adequate compensation could deviate from the amount of the consideration offered in the Exchange Offer and may also be higher or lower than the latter (see also section 10.6.2 of the Exchange Offer Document). The adequacy of the amount of the cash compensation may upon request by former shareholders of Deutsche Börse, whose shares were transferred in the squeeze-out, be reviewed in a judicial award procedure (Spruchverfahren). Execution of the Corporate Squeeze-Out would end the listing of the Deutsche Börse shares.

In the context of the Corporate Squeeze-Out described above, the following should be noted:

The German legislator is currently preparing a new legislation called Third Amendment of the Act on Corporate Reorganizations (Drittes Gesetz zur Änderung des Umwandlungsgesetzes) which is expected to come into force still in 2011. The draft of such new legislation presented by the German federal government and dated 1 October 2010 (BT-Drucks. 17/3122) provides, among other things, for the possibility to perform, under certain circumstances, a special form of a Corporate Squeeze-Out upon request of a principal shareholder holding at least 90% of the share capital of a German stock corporation (instead of 95% as required under the standard form of a Corporate Squeeze-Out).

The Bidder reserves the right to assess whether it (or alternatively, as the case may be, a subsidiary) will make use of such special form of a Corporate Squeeze-out in relation to Deutsche Börse following a completion of the Exchange Offer, if such new legislation is implemented and the prerequisites for such special form of a Corporate Squeeze-out are met after completion of the Exchange Offer or any time thereafter.

Takeover squeeze-out: If, after completion of the Exchange Offer, at least 95% of the registered share capital of Deutsche Börse belong (within the meaning of Section 39a WpÜG) to the Bidder, the Bidder may petition in accordance with Section 39a WpÜG the relevant District Court (Landgericht) in Frankfurt am Main until three months from the expiration of the Additional Offer Acceptance Period that the remaining Deutsche Börse shares shall be transferred to the Bidder pursuant to a court order, provided that such application provides an adequate compensation (Abfindung) (the “Takeover Squeeze-Out”). The implementation of the Takeover Squeeze-out would also end the listing of the Deutsche Börse shares. For more details please refer to the Exchange Offer Document under section 10.6.3.

In relation to the above, please see also section 6 below and section 10.6 of the Exchange Offer Document for further information.

5.3	Members of Deutsche Börse Management and Supervisory Boards

At the time of publication of the Exchange Offer Document, there are no intentions of the Bidder on the future composition of the Deutsche Börse Management Board and the Deutsche Börse Supervisory Board.

5.4	Impact on the Employees of Deutsche Börse

The success of a Combination of the activities of Deutsche Börse Group, NYSE Euronext and the affiliated companies of NYSE Euronext depends to a large extent on the knowledge, experience, commitment and creativity of the employees of both groups. The Bidder will seek to promote the integration of employees of Deutsche Börse Group, NYSE Euronext and the affiliated companies of NYSE Euronext. However, as a result of the Combination and the envisaged creation of synergies there will probably be staff reductions, which shall be carried out fairly and adequately in an appropriate process. However, at this stage no considerations exist with respect to particular functions or locations affected within the combined group. The Bidder intends that the staff reductions will be carried out in a socially acceptable manner.

The Business Combination Agreement provides that for the one-year period following completion of the Combination, HoldCo will provide to each individual who is employed as of the effective time of the Combination by Deutsche Börse or its subsidiaries, and who remains employed by Deutsche Börse or its subsidiaries, with the following (except in the case of employees whose employment is governed by a collective bargaining or similar agreement):

•	base salary in an amount no less than the base salary provided to the employee immediately prior to the Combination;

•	an annual bonus opportunity that is no less favorable than the annual bonus opportunity provided to the employee immediately prior to the Combination;

•	other compensation opportunities and employee benefits that are no less favorable in the aggregate than those provided to the employee immediately prior to the Combination;

•

severance benefits in the event of employment termination in amounts and on terms and conditions no less favorable in the aggregate to such employee than he or she would have received under the severance plans, programs, policies and arrangements applicable as of the date of the Business Combination Agreement; and

•	defined contribution retirement plan benefits no less favorable than those provided as of the date of the Business Combination Agreement.

With respect to employees who remain employed after the completion of the Combination, HoldCo has agreed to (1) waive all pre-existing conditions, exclusions and waiting periods regarding participation and coverage requirements, (2) provide each employee and the employee’s eligible dependents with credit for any co-payments and deductibles paid prior to the effective time under the applicable NYSE Euronext or Deutsche Börse plan in satisfying deductible or out-of-pocket requirements under the new HoldCo plans for the year in which the Combination occurs and (3) recognize service of employees with Deutsche Börse, including severance plans (including for purposes of eligibility to participate, vesting credit, and entitlement to benefits, but excluding for purposes of benefit accrual under final average pay defined benefit plans or to the extent a duplication of benefits would result), in each case to the same extent waived, credited, or recognized under the applicable Deutsche Börse plans prior to the completion of the Combination.

HoldCo - to the extent legally permitted - will undertake a review of Deutsche Börse and NYSE Euronext’s benefits plans within the one-year period after the completion of the Combination with the intent to develop new plans for employees that will not discriminate between NYSE Euronext employees, on one hand, and Deutsche Börse employees, on the other hand, and treat similarly situated employees of NYSE Euronext and Deutsche Börse on a substantially equivalent basis, taking into account factors such as the employees’ duties, geographic location, tenure, qualifications and abilities.

Other changes in the employment terms and conditions as well as in the employment representations of Deutsche Börse (co-determination under the Works Constitution Act and the German One Third Participation Act) are not intended.

5.5	Statement of Management Board and Supervisory Board on the Objectives of the Bidder and the Expected Impact on Deutsche Börse

In the view of the Management Board and the Supervisory Board, the Exchange Offer Document fairly reflects the factors pertaining to the strategic rational for the Combination considered by the Management Board and the board of directors of NYSE Euronext (see section 3.3) and the material agreements between Deutsche Börse and NYSE Euronext set forth in the Business Combination Agreement.

The Management Board and the Supervisory Board agree on and support the strategy regarding the future business activities proposed by the Bidder for the future HoldCo Group, which is in the view of the Management Board and Supervisory Board in the best interest of Deutsche Börse and its shareholders.

Likewise, the Management Board and the Supervisory Board supports the dual headquarter structure and the locations and Global Hubs of the envisaged five global divisions as proposed by the Bidder, which fairly reflect the spirit of a business combination rather than an acquisition of NYSE Euronext by Deutsche Börse or vice versa.

Furthermore, the Management Board and the Supervisory Board in principle agree on and support the possible structural measures as envisaged by the Bidder in order to achieve the legal and operational integration of HoldCo, NYSE Euronext and Deutsche Börse and to allow the Bidder to control Deutsche Börse, in each case to the greatest extent permitted by applicable law.

Finally, the Management Board and the Supervisory Board share the view of the Bidder with respect to the impact of the Exchange Offer and the Combination on the employees and appreciate and support the intention of the Bidder pursuant to which any staff reductions will be carried out in a socially acceptable manner.

6	IMPACT ON THE DEUTSCHE BÖRSE SHAREHOLDERS

6.1	Possible Negative Consequences for Deutsche Börse Shareholders if They Accept the Exchange Offer

Deutsche Börse shareholders who accept the Exchange Offer will no longer profit directly from any favorable development in Deutsche Börse’s business or any favorable market price performance of the Deutsche Börse shares.

The consummation of the Exchange Offer is subject to the fulfillment of the Completion Conditions. If the Completion Conditions are not fulfilled and not waived by the Bidder, then the Exchange Offer will not be consummated. This could have an adverse effect on the market price of tendered Deutsche Börse shares.

A withdrawal from the acceptance of the Offer is possible only until the end of the Offer Acceptance Period. In addition, Deutsche Börse shareholders are limited in their ability to dispose of Deutsche Börse shares for which they have accepted the Exchange Offer. The trading volume in tendered Deutsche Börse shares could be low which could result in substantial fluctuations in the market price of the tendered Deutsche Börse shares.

The Bidder intends to apply for the tendered Deutsche Börse shares’ inclusion into stock market trading on the regulated market of the Frankfurt Stock Exchange as of the second trading day of the Frankfurt Stock Exchange and simultaneously in its segment with additional admission duties (Prime Standard) following the commencement of the Offer Acceptance Period. The trading of the tendered Deutsche Börse shares allows Deutsche Börse shareholders who have agreed to tender their shares to sell their shares on the Frankfurt Stock Exchange. The sale of a share that has been agreed to be tendered does not affect its status as such and will be exchanged in the Exchange Offer unless it is validly withdrawn in accordance with the terms of the Exchange Offer or applicable law. It is intended that Deutsche Börse will mandate a Designated Sponsor in order to provide for sufficient liquidity of the stock exchange trading with tendered Deutsche Börse shares. Trading in the tendered Deutsche Börse shares on the regulated market of the Frankfurt Stock Exchange and simultaneously in its segment with additional admission duties (Prime Standard) is expected to end no later than (i) after regular stock exchange trading hours on the last trading day of the Frankfurt Stock Exchange within the Additional Offer Acceptance Period or (ii) after regular stock exchange trading hours on the day the satisfaction of all Completion Conditions (insofar as they have not been waived) is published (see section 3.6), whichever is the later date. Any person acquiring tendered Deutsche Börse shares will assume all rights and obligations arising as a result of the acceptance of the Exchange Offer, including the irrevocable declarations, instructions, orders and authorizations set out in section 12.3 of the Exchange Offer Document. Although Deutsche Börse will appoint a designated sponsor to offer binding bid and ask quotes for the tendered Deutsche Börse shares, there can be no assurance as to how liquid a market for the tendered Deutsche Börse shares will develop or be sustained. If an active market for tendered Deutsche Börse shares fails to develop or be sustained, the trading price and the liquidity of the tendered Deutsche Börse shares could be materially adversely affected. Further restrictions in the trading of tendered Deutsche Börse shares are associated with the settlement procedure set out in section 12.6 of the Exchange Offer Document.

In the event that the Bidder, any parties acting in concert with it or their subsidiaries, within one year after the publication of the number of voting rights due to them after the expiration of the Acceptance Period (Section 23 para. 1 sentence 1 no. 2 WpÜG), acquire Deutsche Börse shares outside a stock exchange and a consideration is granted or agreed therefore which, in terms of value, is higher than the Offer Consideration, then the Bidder shall be obliged to pay to those Deutsche Börse shareholders who accepted the Exchange Offer additional consideration equal to the relevant difference. After the first anniversary of the publication pursuant to Section 23 para. 1 sentence 1 no. 2 of the WpÜG, however, those former Deutsche Börse shareholders who accepted the Exchange Offer will no longer have a claim as to any such subsequent improvement if the Bidder acquires Deutsche Börse shares at a higher consideration than that offered in the Exchange Offer.

Those Deutsche Börse shareholders who accept the Exchange Offer will not participate in any compensation payments of any type, which may be payable by law (or due to the interpretation of the law prescribed by the consistent practice of the courts) in the event of certain structural measures regarding Deutsche Börse that may be implemented after the consummation of the Exchange Offer (in particular the conclusion of a domination agreement and/or a profit and loss transfer agreement or a squeeze-out). Such compensation payments are generally to be determined in accordance with the overall value of the relevant company and are subject to review by the court in award proceedings (Spruchverfahren). Such compensation payments may be higher or lower than the consideration offered by the Bidder in the Exchange Offer. Tendering Deutsche Börse shareholders are not entitled to such compensation payments nor to any additional payments if the compensation payment is above the Offer Consideration which they received in the Exchange Offer.

Those Deutsche Börse shareholders who accept the Exchange Offer will become shareholders of HoldCo, which, as a Dutch entity, is subject to the provisions of Dutch law. Thus, shareholder rights and duties as well as the rights and duties of HoldCo’s board of Directors are governed by Dutch law and the provisions of the articles of association of HoldCo, which differ in certain aspects from the relevant provisions of the German Stock Corporation Act (AktG) and the articles of association of Deutsche Börse. The HoldCo articles of association will presumably provide that no person, either alone or together with its related persons, may be the beneficial owner of HoldCo shares entitling to cast votes representing in the aggregate more than 40% of all voting rights. In certain cases the respective threshold may not exceed 20% of the voting rights. Further information is set forth in section 6.3.4 of the Offer Exchange Document.

The Exchange Offer Document contains in Annex 2 under the heading “Risk Factors” additional information about risks associated with holding shares of HoldCo.

6.2	Possible Negative Consequences for Deutsche Börse Shareholders if they do not accept the Exchange Offer

Shareholders of Deutsche Börse who do not intend to accept the Exchange Offer should consider the following:

Deutsche Börse shares in respect of which the Exchange Offer is not accepted will continue to be traded. However, the present stock exchange price of Deutsche Börse shares is likely influenced by the fact that on 15 February 2011 the Bidder announced its intention to make the Exchange Offer. It is uncertain whether, following completion of the Exchange Offer, the stock exchange price of Deutsche Börse shares will remain at its present level or rise above it or fall below it.

The completion of the Exchange Offer will result in a reduction of the free float of Deutsche Börse shares. A lower liquidity in the trading in Deutsche Börse shares could result in greater price fluctuations of Deutsche Börse shares than in the past. In addition, the number of Deutsche Börse shares held by free float shareholders could decrease to such extent that orderly exchange trading in Deutsche Börse shares would no longer be guaranteed or exchange trading would no longer take place at all. As a result thereof, sales orders might not be executed at all or not in a timely manner.

Deutsche Börse shares are currently included in certain indices, in particular in the DAX30 and EUROSTOXX50. This means that investment funds and other institutional investors who invest in the underlying shares of indices, such as DAX30 and EUROSTOXX50, need to hold Deutsche Börse shares to mirror the performance of the relevant index. As a result of the completion of the Exchange Offer, Deutsche Börse shares will most likely be excluded from such indices. Such an exclusion of the Deutsche Börse shares from such indices would likely trigger the disposal of Deutsche Börse shares by investment funds and other institutional investors whose investments mirror indices. As a result, there could be an oversupply of Deutsche Börse shares in a comparatively illiquid market, which could have an adverse effect on the future Deutsche Börse share price.

Upon successful completion of the Exchange Offer, the Bidder may have the necessary qualified majority in order to resolve certain corporate structural measures at Deutsche Börse’s general shareholders’ meeting. Such measures may include (to the extent permitted by law), e.g., amendments to the articles of association, capital increase, the approval of a domination and/or profit transfer agreement, the reorganization, merger and dissolution (including dissolution by means of transfer) of Deutsche Börse, as well as measures resulting in the termination of Deutsche Börse’s exchange listings. Some of the aforementioned measures would give rise to an obligation of the Bidder to make an offer to the minority shareholders to acquire their shares against adequate consideration or to pay a compensation amount, in each case, based on a valuation of Deutsche Börse. As a general rule, such compensation payments are to be based on the total enterprise value and are subject to court review in a special proceeding (Spruchverfahren); in general, the enterprise value has to be determined based on the assets and liabilities and results of operations of Deutsche Börse as of the point in time of the relevant structural measure, as defined in more detail by applicable law. It is conceivable that the value of the relevant compensation payments may be lower than the Offer Consideration. A number of measures would not trigger any obligation to offer any kind of compensation payments to Deutsche Börse shareholders. It cannot be excluded that such measures may still have an adverse effect on the Deutsche Börse share price.

•

As summarized under section 5.2.2, after completion of the Exchange Offer, the Bidder intends to enter into a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement, in each case pursuant to Sections 291 et seq. AktG with Deutsche Börse as the controlled company and the Bidder or a direct or indirect wholly owned subsidiary of the Bidder in the legal form of a German stock corporation or German societas europaea (SE) as controlling company.

•

As described in more detail under section 5.2.2, if, after completion of the Exchange Offer or any time thereafter, at least 95% of the registered share capital of Deutsche Börse belongs (within the meaning of Section 327a AktG) to the Bidder or, as the case may be, a subsidiary of the Bidder, the Bidder or such subsidiary have the right to carry out a Corporate Squeeze-Out pursuant to Sections 327a et seq. AktG under which Deutsche Börse shares of the other shareholders (minority shareholders) of Deutsche Börse would be transferred to the Bidder or the respective subsidiary in return for payment of an adequate cash compensation.

•

Please also refer to section 5.2.2 for a special form of a Corporate Squeeze-Out which may be introduced by a new legislation which is expected to come into force still in 2011 and may allow, under certain circumstances, a Corporate Squeeze-Out as described above also by a principal shareholder holding only 90% of the share capital and for the respective intentions of the Bidder.

•

As described in detail under section 5.2.2, the Bidder is entitled to carry out a Takeover Squeeze-out if after completion of the Exchange Offer, at least 95% of the registered share capital of Deutsche Börse belong (within the meaning of Section 39a Takeover Act) to the Bidder.

As agreed in the Business Combination Agreement, Deutsche Börse is supposed to tender the Deutsche Börse treasury shares in the Exchange Offer. The Deutsche Börse treasury shares currently are not entitled to dividends as they are held in treasury. Once they are tendered to HoldCo, they will again be entitled to dividends which will increase the number of Deutsche Börse shares entitled to dividends and thus may reduce the dividend distributed for each Deutsche Börse share.

7	INTERESTS OF SUPERVISORY AND MANAGEMENT BOARD MEMBERS OF DEUTSCHE BÖRSE

Details regarding the current composition of the Management Board and the Supervisory Board are set out in section 2.2.4 above.

The members of the Management Board and the Supervisory Board have not been granted or promised any financial or non-cash benefits from the Bidder or any person acting jointly with the Bidder in connection with the Exchange Offer. However, members of the Supervisory Board may be nominated for appointment upon designation by Deutsche Börse as (non-executive) directors to HoldCo’s board of directors. In addition, of the current members of the Management Board, Dr. Reto Francioni will assume the position of the Group Chairman in the HoldCo board of directors while Andreas Preuß, Gregor Pottmeyer, Frank Gerstenschläger and Jeffrey Tessler will each assume a position in the global executive committee of HoldCo; however, as of the date hereof, no contractual agreements have been concluded regarding the future remuneration of these Management Board members.

8	INTENTION OF THE SUPERVISORY/ MANAGEMENT BOARD MEMBERS TO ACCEPT THE OFFER

The following table sets forth information as of 31 December 2010 concerning ownership by the members of the Supervisory Board and the Management Board of Deutsche Börse:

Number of shares
Supervisory board members
Birgit Bokel(*)	550
Hans-Peter Gabe(*)	200
Richard M. Hayden	48,700
Dr. Konrad Hummler	1,250
Norfried Stumpf(*)	20
Management board members
Andreas Preuß	60
(*)	Employee representatives

At the time of publication of this Statement, the following members of the Management Board and the Supervisory Board intend to tender their Deutsche Börse shares to the Bidder: Richard M. Hayden, Dr. Konrad Hummler and Andreas Preuß.

9	RECOMMENDATION

In light of the summarized information provided herein, in particular in section 4 of this Statement, and taking into account the overall circumstances of the Exchange Offer as more fully described in the Exchange Offer Document, the Management Board and the Supervisory Board hold the view that the Offer Consideration is adequate and fair, from a financial point of view, to the holders of Deutsche Börse shares. Furthermore and after in-depth deliberation, the Management Board and the Supervisory Board take the view that the Combination of Deutsche Börse and NYSE Euronext is in the best interest of Deutsche Börse and its shareholders. Therefore, the Management Board and the Supervisory Board support the Exchange Offer and recommend to the shareholders of Deutsche Börse that the Exchange Offer be accepted and the Deutsche Börse shares be tendered.

However, each Deutsche Börse shareholder must itself take the decision on whether and to what extent to accept the Bidder’s Exchange Offer, thereby taking into account all relevant circumstances, its individual situation (including its personal tax situation) and its personal assessment of Deutsche Börse’s potential future development as well as of the intrinsic value and the stock exchange price of Deutsche Börse shares. Subject to applicable statutory provisions, the Management Board and the Supervisory Board do not assume any responsibility in the event that the acceptance or the non-acceptance of the Exchange Offer have subsequently adverse economic consequences for any Deutsche Börse shareholder.

Frankfurt, 9/12 May 2011

Deutsche Börse Aktiengesellschaft

The Management Board                             The Supervisory Board

Annex 2

Note: DBSI does not grant any rights to any holders of the Deutsche Börse Shares or any other person to whom this opinion may be disclosed nor does DBSI assume any liability towards any such recipient. No one other than Deutsche Börse is authorized to rely upon this opinion. By agreeing to include this opinion in the Joint Statement, DBSI has not expanded the circle of persons entitled to rely on this opinion beyond the members of the Supervisory Board and the Management Board of Deutsche Börse.

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Deutsche Bank

May 9, 2011

Supervisory Board and Management Board

Deutsche Börse AG

Mergenthalerallee 61

65760 Eschborn

Germany

Lady and Gentlemen:

Deutsche Bank Securities Inc. (“DBSI”) has acted as financial advisor to Deutsche Börse AG {“Deutsche Börse”) in connection with the Business Combination Agreement, dated as of February 15, 2011 (the “Business Combination Agreement”), by and among NYSE Euronext (“NYSE Euronext”), Deutsche Börse, Alpha Beta Netherlands Holding N.V. (“Holdco”), and Pomme Merger Corporation, a newly formed, wholly owned subsidiary of Holdco {“Merger Sub”), which provides, among other things, (i) for Holdco to make a public exchange offer (the “Offer”) to acquire all of the issued and outstanding shares of Deutsche Börse (the “Deutsche Börse Shares”), including a condition that at least 75% of the Deutsche Börse Shares have been validly tendered in accordance with the terms of the Offer prior to the expiration time and not withdrawn, and (ii) upon closing of the Offer, for the merger of Merger Sub with and into NYSE Euronext (the “Merger”), as a result of which NYSE Euronext will become a wholly owned subsidiary of Holdco (collectively, the “Transactions”). As set forth more fully in the Business Combination Agreement, (i) pursuant to the terms and conditions of the Offer, tendering Deutsche Börse shareholders will receive, in exchange for each outstanding Deutsche Börse Share tendered, one (the “Deutsche Börse Exchange Ratio”) ordinary share of Holdco (each such share, a “Holdco Share” and, collectively, the “Holdco Shares”), and (ii) pursuant to the terms and conditions of the Merger, each share of NYSE Euronext common stock, par value $0.01 per share (the “NYSE Euronext Shares”), other than any NYSE Euronext Shares owned by NYSE Euronext or Merger Sub, will be converted into the right to receive 0.47 of a Holdco Share.

You have requested our opinion as to the fairness of the Deutsche Börse Exchange Ratio, from a financial point of view, to the holders of the Deutsche Börse Shares.

In connection with our role as financial advisor to Deutsche Börse, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning NYSE Euronext and Deutsche Börse,

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Supervisory Board and Management Board	May 9, 2011

projections based on certain publicly available research analysts’ financial forecasts endorsed by the respective managements of Deutsche Börse and NYSE Euronext and extrapolations from such forecasts as directed by the respective managements of Deutsche Börse and NYSE Euronext (such projections and extrapolations, the “Broker Projections”), and certain internal analyses and other information relating to NYSE Euronext and Deutsche Börse prepared by management of NYSE Euronext and Deutsche Börse, respectively. We have not reviewed in preparing our opinion any financial forecasts or projections prepared by the management of NYSE Euronext or Deutsche Börse and, with your permission, have relied on the Broker Projections. We have also held discussions with certain senior officers and other representatives and advisors of NYSE Euronext and Deutsche Börse regarding the businesses and prospects of NYSE Euronext and Deutsche Börse, respectively, and of Holdco, NYSE Euronext and Deutsche Börse after giving effect to the Transactions, including certain cost savings, revenue effects and operating synergies jointly projected by the managements of NYSE Euronext and Deutsche Börse to result from the Transactions. In addition, DBSI has reviewed the reported prices and trading activity for the Deutsche Börse Shares and the NYSE Euronext Shares, and, (i) to the extent publicly available, compared certain financial and stock market information for NYSE Euronext and Deutsche Börse with similar information for certain other companies we considered relevant whose securities are publicly traded, (ii) to the extent publicly available, reviewed the terms and governance arrangements of certain recent business combinations which we deemed relevant, (iii) reviewed the Business Combination Agreement, (iv) reviewed the exchange offer document (Angebotsunterlage) relating to the Offer and issued pursuant to section 14 of the German Securities Acquisition Takeover Act (WpÜG) as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) on May 2, 2011, (v) reviewed the registration statement of Holdco on Amendment No. 3 to Form F-4 filed with and declared effective by the Securities Exchange Commission on May 3, 2011, (vi) reviewed a summary of due diligence findings as of February 15, 2011 and presentations to the Supervisory Board dated February 15, 2011 and April 28, 2011, each prepared by KPMG, and (vii) performed such other studies and analyses and considered such other factors as we deemed appropriate.

DBSI has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Holdco, NYSE Euronext or Deutsche Börse, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, DBSI has, with your permission, assumed and relied upon the accuracy and completeness of all such information. DBSI has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of Holdco, NYSE Euronext, Deutsche Börse or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of Holdco, NYSE Euronext or Deutsche Börse under any applicable law relating to bankruptcy, insolvency or similar matters. With respect to the Broker Projections, and the analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, revenue effects, financial synergies and other strategic benefits projected by Holdco, NYSE Euronext or Deutsche Börse to be achieved as a result of the Transactions (collectively, the “Synergies”) as well as potential incremental expenses arising out of the Transactions, and the pro forma combined Holdco financial and operating information, in each case made available to DBSI or used in its analyses, DBSI has assumed with your permission that they have been reasonably prepared and reflect the best currently available estimates and judgments of the management of NYSE Euronext and Deutsche Börse as

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Supervisory Board and Management Board	May 9, 2011

to the matters covered thereby including judgments by Deutsche Börse management with respect to risks identified in due diligence. With respect to the Broker Projections and other information relating to NYSE Euronext, DBSI has relied on such Broker Projections and other information at the direction of Deutsche Börse. In rendering its opinion, DBSI expresses no view as to the reasonableness of such forecasts and projections, including, without limitation, the Synergies, or the assumptions on which they are based.

For purposes of rendering its opinion, DBSI has assumed with your permission that, in all respects material to its analysis, the representations and warranties of Holdco, NYSE Euronext and Deutsche Börse contained in the Business Combination Agreement are true and correct. Additionally, DBSI has assumed with your permission that, in all respects material to its analysis, the Transactions will be consummated in accordance with their terms, without any material waiver, modification or amendment of any term, condition or agreement and that Holdco, NYSE Euronext, Deutsche Börse and Merger Sub will each perform all of the covenants and agreements to be performed by it under the Business Combination Agreement and that the announcement and consummation of the Transactions will not result in the loss by either NYSE Euronext or Deutsche Börse of any of their material relationships with their respective clients, customers or suppliers. In addition, DBSI has assumed that all of the Deutsche Börse Shares will be acquired by Holdco pursuant to the Offer or otherwise on a timely basis at the Deutsche Börse Exchange Ratio without any adverse costs or other adverse impact on Holdco or the Holdco Shares, including any adverse impact on the timing or amount of the Synergies to be realized by Holdco, NYSE Euronext or Deutsche Börse as a result of the Transactions. DBSI has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transactions will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. In addition, you have informed DBSI, and accordingly for purposes of rendering its opinion DBSI has assumed, that the Transactions will be tax free to Holdco, NYSE Euronext, Deutsche Börse, the holders of the Deutsche Börse Shares and the holders of NYSE Euronext Shares. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Deutsche Börse and its advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Supervisory Board and Management Board of Deutsche Börse and is not a recommendation to the holders of the Deutsche Börse Shares to tender any Deutsche Börse Shares in connection with the Offer. This opinion is limited to the fairness, from a financial point of view of the Deutsche Börse Exchange Ratio to the holders of the Deutsche Börse Shares, is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on the economic, market and other conditions, and information made available to us, as of the date hereof. You have not asked us to, and this opinion does not, address the fairness of the Transactions, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of NYSE Euronext or Deutsche Börse (other than the fairness, from a financial point of view of the Deutsche Börse Exchange Ratio to the holders of the Deutsche Börse Shares), nor does it address the fairness of the contemplated benefits of the Transactions. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. DBSI expresses no opinion as to the merits of the underlying decision by Deutsche Börse to engage in the Transactions. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the

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Supervisory Board and Management Board	May 9, 2011

Transactions, or any class of such persons, relative to the Deutsche Börse Exchange Ratio. This opinion does not in any manner address the prices at which the Holdco Shares or other Holdco securities or the Deutsche Börse Shares or other Deutsche Börse securities will trade following the announcement or consummation of the Transactions. This opinion is not based on a valuation as typically prepared by auditors pursuant to German corporate law requirements, and DBSI did not prepare a valuation on the basis of IDW Standard S 1 Principles for the Performance of Business Valuations (Grundsätze zur Durchführung von Unternehmensbewertungen) published by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW). Also, this opinion has not been prepared in accordance with the IDW Standard S 8 Principles for the preparation of Fairness Opinions (Grundsätz für die Erstellung von Fairness Opinions).

DBSI will be paid a fee for its services as financial advisor to Deutsche Börse in connection with the Transactions, a substantial portion of which is contingent upon consummation of the Transactions. Deutsche Börse has also agreed to reimburse DBSI for its expenses, and to indemnify DBSI and its affiliates against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to NYSE Euronext and Deutsche Börse or their respective affiliates for which it has received compensation, including (i) a member of the DB Group served as the financial advisor to Deutsche Börse in connection with its agreement with SIX Group to increase its holding in STOXX Ltd to a controlling stake, (ii) a member of the DB Group served as a lead arranger and bookrunner in connection with the extension of the $1.0 billion credit facility of Deutsche Börse and Clearstream Banking S.A., an affiliate of Deutsche Börse, and (iii) a member of the DB Group served as a participant in connection with the $3.0 billion credit facility of Clearstream Banking S.A. DB Group may also provide investment and commercial banking services to Holdco, NYSE Euronext and Deutsche Börse in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Holdco, NYSE Euronext and Deutsche Börse for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is DBSI’s opinion as investment bankers that, as of the date hereof, the Deutsche Börse Exchange Ratio is fair, from a financial point of view, to the holders of the Deutsche Börse Shares.

This letter is provided to the Supervisory Board and the Management Board of Deutsche Börse in connection with the Joint Statement of the Management Board and the Supervisory Board of Deutsche Börse relating to the Offer and issued pursuant to section 27 of the German Securities Acquisition Takeover Act (WpÜG) (the “Joint Statement”) and for the purposes of their evaluation of the Transactions. This opinion may not be disclosed, summarized, referred to, or communicated (in whole or in part) to any other person for any purpose whatsoever except with our prior written approval, provided that this opinion may be reproduced in full in the Joint Statement in connection with the Transactions.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

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2.2

Opinion of Deutsche Bank, Financial Advisor to Deutsche Börse

Deutsche Börse has retained Deutsche Bank AG, DBSI and their affiliates (which are collectively referred to in this document as “Deutsche Bank”) as its financial advisor to advise the Deutsche Börse management and supervisory boards in connection with the business combination agreement.

On May 9, 2011, at a meeting of the Deutsche Börse supervisory board and a meeting of the Deutsche Börse management board, each held to evaluate the proposed business combination agreement, DBSI delivered to the Deutsche Börse management board and supervisory board its oral opinion, which opinion was confirmed by delivery of a written opinion dated May 9, 2011, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations described in the opinion, the exchange ratio of one Holdco share for each Deutsche Börse share tendered by Deutsche Börse shareholders pursuant to the exchange offer contemplated by the business combination agreement was fair, from a financial point of view, to the holders of Deutsche Börse shares.

The DBSI opinion, the full text of which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included in this document as Annex 2. The summary of the DBSI opinion described below is qualified in its entirety by reference to the full text of the opinion.

Opinion of DBSI

Pursuant to an engagement letter dated November 3, 2005, as amended February 10, 2011, February 11, 2011 and May 9, 2011. Deutsche Bank acted as Deutsche Börse’s financial advisor in connection with the business combination agreement. At the meetings on May 9, 2011 of the Deutsche Börse supervisory board and management board, DBSI rendered its oral opinion, and subsequently confirmed in writing, that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations described in the opinion, the Deutsche Börse exchange ratio pursuant to the business combination agreement was fair, from a financial point of view, to the holders of Deutsche Börse shares.

The full text of the written opinion of DBSI, dated May 9, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by DBSI in rendering its opinion, is included in Annex 2.1 to this document. Holders of Deutsche Börse shares are encouraged to read the opinion carefully in its entirety. The DBSI opinion does not express an opinion or recommendation as to whether any holder of Deutsche Börse shares should tender any Deutsche Börse shares in connection with the exchange offer. The DBSI opinion also does not address the fairness of the combination, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Deutsche Börse or NYSE Euronext (other than the fairness, from a financial point of view, of the Deutsche Börse exchange ratio to the holders of Deutsche Börse shares), nor does it address the fairness of the contemplated benefits of the combination. DBSI’s opinion and its financial analyses set forth in this document were prepared for use by the Deutsche Börse management board and the Deutsche Börse supervisory board. They were not prepared for the use of any holders of NYSE Euronext shares and do not constitute a recommendation as to how any holder of NYSE Euronext shares should vote with respect to the merger, the other aspects of the combination or any other matter. The summary of the DBSI opinion set forth in this exchange offer is qualified in its entirety by reference to the full text of the opinion included as Annex 2.1. DBSI’s business address is 60 Wall Street, New York, NY 10005, United States of America. DBSI has given its consent to the use of its opinion letter dated May 9, 2011 to the supervisory board and management board of Deutsche Börse, in the form and content as included in this document.

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In connection with its role as Deutsche Börse’s financial advisor, and in arriving at its opinion, DBSI, among other things:

•	reviewed certain publicly available financial and other information concerning Deutsche Börse Group and NYSE Euronext;

•

reviewed projections based on certain publicly available research analysts’ financial forecasts endorsed by the respective managements of Deutsche Börse and NYSE Euronext and extrapolations calculated by Deutsche Börse’s and NYSE Euronext’s financial advisors from such forecasts as directed and endorsed by the respective managements of Deutsche Börse and NYSE Euronext (which are referred to in this summary of DBSI’s opinion as “broker projections”);

•	reviewed certain internal analyses and other information relating to Deutsche Börse Group and NYSE Euronext prepared by management of Deutsche Börse and NYSE Euronext, respectively;

•

held discussions with certain senior officers and other representatives and advisors of Deutsche Börse and NYSE Euronext regarding the businesses and prospects of Deutsche Börse Group and NYSE Euronext, respectively, and of Holdco, Deutsche Börse Group and NYSE Euronext after giving effect to the combination, including certain cost savings, revenue effects, operating synergies, financial synergies and other strategic benefits jointly projected by the managements of Deutsche Börse and NYSE Euronext to result from the combination;

•	reviewed the reported prices and trading activity for the Deutsche Börse shares and the NYSE Euronext shares;

•

to the extent publicly available, compared certain financial and stock market information for Deutsche Börse and NYSE Euronext with similar information for certain other companies DBSI considered relevant whose securities are publicly traded;

•	to the extent publicly available, reviewed the terms and governance arrangements of certain recent business combinations which DBSI deemed relevant;

•	reviewed the business combination agreement;

•	reviewed the Exchange Offer Document;

•	reviewed the registration statement of Holdco on Amendment No. 3 to Form F-4 filed with and declared effective by the Securities Exchange Commission on May 3, 2011;

•	reviewed a summary of due diligence findings as of February 15, 2011 and presentations to the Supervisory Board dated February 15, 2011 and April 28, 2011, each prepared by KPMG; and

•	performed such other studies and analyses and considered such other factors as DBSI deemed appropriate.

In preparing its opinion, DBSI did not review any financial forecasts or projections prepared by management of Deutsche Börse or NYSE Euronext and, with Deutsche Börse’s permission, relied on the broker projections.

DBSI did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Holdco, Deutsche Börse Group or NYSE Euronext, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, DBSI, with Deutsche Börse’s permission, assumed and relied upon the accuracy and completeness of all such information. DBSI did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of Holdco, Deutsche Börse Group, NYSE Euronext or any of their respective subsidiaries, nor did DBSI evaluate the solvency or fair value of Holdco, Deutsche Börse or NYSE Euronext under any applicable law relating to

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bankruptcy, insolvency or similar matters. With respect to the broker projections, and the analyses and forecasts of the amount and timing of the synergies as well as potential incremental expenses arising out of the combination, and the pro forma combined Holdco financial and operating information, in each case made available to DBSI or used in its analyses, DBSI assumed with Deutsche Börse’s permission that they had been reasonably prepared and reflect the best currently available estimates and judgments of the management of Deutsche Börse and NYSE Euronext as to the matters covered including judgments by Deutsche Börse management with respect to risks identified in due diligence. With respect to the broker projections and other information relating to NYSE Euronext, DBSI relied on such broker projections and other information at the direction of Deutsche Börse. In rendering its opinion, DBSI expressed no view as to the reasonableness of such forecasts and projections, including, without limitation, the synergies, or the assumptions on which they were based.

For purposes of rendering its opinion, DBSI assumed with Deutsche Börse’s permission that, in all respects material to its analysis, the representations and warranties of Holdco, Deutsche Börse and NYSE Euronext contained in the business combination agreement were true and correct. Additionally, DBSI assumed, with Deutsche Börse’s permission that, in all respects material to its analysis, the combination will be consummated in accordance with the terms of the business combination agreement, without any material waiver, modification or amendment of any term, condition or agreement and that Holdco, Deutsche Börse, NYSE Euronext and Pomme Merger Corporation will each perform all of the covenants and agreements to be performed by it under the business combination agreement and that the announcement and consummation of the combination will not result in the loss by either Deutsche Börse or NYSE Euronext of any of their material relationships with their respective clients, customers or suppliers. In addition, DBSI assumed that all of the Deutsche Börse shares will be acquired by Holdco pursuant to the exchange offer or otherwise on a timely basis at the Deutsche Börse exchange ratio without any adverse costs or other adverse impact on Holdco or the Holdco shares, including any adverse impact on the timing or amount of the synergies to be realized by Holdco, Deutsche Börse or NYSE Euronext as a result of the combination. DBSI also assumed that all material governmental, regulatory or other approvals and consents required in connection with the completion of the combination will be obtained and that in connection with obtaining any necessary governmental, regulatory, contractual or other approvals and consents, no material restrictions will be imposed. In addition, Deutsche Börse informed DBSI, and accordingly for purposes of rendering its opinion, DBSI assumed, that the combination will be tax free to Holdco, Deutsche Börse, NYSE Euronext, the holders of Deutsche Börse shares and the holders of NYSE Euronext shares. DBSI is not a legal, regulatory, tax or accounting expert and relied on the assessments made by Deutsche Börse and its advisors with respect to such issues.

The DBSI opinion was approved and authorized for issuance by a fairness opinion review committee, was addressed to, and for the use and benefit of, the Deutsche Börse management and supervisory boards and is not a recommendation to the holders of the Deutsche Börse shares to tender any Deutsche Börse shares in connection with the exchange offer. The opinion was limited to the fairness, from a financial point of view, of the Deutsche Börse exchange ratio to the holders of the Deutsche Börse shares, was subject to the assumptions, limitations, qualifications and other conditions contained therein and was necessarily based on the economic, market and other conditions, and information made available to DBSI, as of the date of DBSI’s written opinion. Deutsche Börse did not ask DBSI to, and its opinion did not, address the fairness of the combination, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Deutsche Börse or NYSE Euronext (other than the fairness, from a financial point of view, of the Deutsche Börse exchange ratio to the holders of Deutsche Börse shares), nor did it address the fairness of the contemplated benefits of the combination. DBSI disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which DBSI became aware after the date of DBSI’s written opinion. DBSI expressed no opinion as to the merits of the underlying decision by Deutsche Börse to engage in the combination. DBSI did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the combination, or any class of such persons, relative to the Deutsche Börse exchange ratio. DBSI’s opinion did not in any manner address the prices at which Holdco shares or other Holdco securities or the

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Deutsche Börse shares or other Deutsche Börse securities will trade following the announcement or completion of the combination. The DBSI opinion is not based on a valuation as typically prepared by auditors pursuant to German corporate law requirements, and DBSI did not prepare a valuation on the basis of IDW Standard S 1 Principles for the Performance of Business Valuations (Grundsätze zur Durchführung von Unternehmensbewertungen) published by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW). Also, this opinion has not been prepared in accordance with the IDW Standard S 8 Principles for the preparation of Fairness Opinions (Grundsätze für die Erstellung von Fairness Opinions).

During the two years preceding the date of DBSI’s written opinion, Deutsche Bank, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Deutsche Börse and NYSE Euronext and their respective affiliates for which it received compensation, including (1) Deutsche Bank served as the financial advisor to Deutsche Börse in connection with its agreement with SIX Group to increase its holding in STOXX Ltd to a controlling stake, (2) Deutsche Bank served as a lead arranger and bookrunner in connection with the extension of the $1.0 billion credit facility of Deutsche Börse and Clearstream Banking S.A., an affiliate of Deutsche Börse, and (3) Deutsche Bank served as a participant in connection with the $3.0 billion credit facility of Clearstream Banking S.A. Deutsche Bank may also provide investment and commercial banking services to Holdco, Deutsche Börse and NYSE Euronext in the future, for which Deutsche Bank would expect to receive compensation. In the ordinary course of business, members of Deutsche Bank may actively trade in the securities and other instruments and obligations of Holdco, Deutsche Börse and NYSE Euronext for their own accounts and for the accounts of their customers. Accordingly, Deutsche Bank may at any time hold a long or short position in such securities, instruments and obligations.

Deutsche Börse engaged Deutsche Bank as a financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the combination. Pursuant to its engagement letter with Deutsche Börse, Deutsche Bank will be paid a fee for its services as financial advisor to Deutsche Börse in connection with the combination in the amount of approximately €14 million contingent upon completion of the combination. In the event that the combination is not completed, Deutsche Bank will be paid a retainer of €200,000 per month for services rendered since January 2011 for a maximum of 12 months. Deutsche Börse also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank and its affiliates against certain liabilities, in connection with its engagement.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses contained in the presentation that was made by DBSI at the meetings of the Deutsche Börse supervisory board and management board on May 9, 2011 and that were used by DBSI in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by DBSI, nor does the order of analyses described represent relative importance or weight given to those analyses by DBSI. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of DBSI’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 8, 2011 (the last trading day prior to the day on which Deutsche Börse and NYSE Euronext publicly confirmed that they were engaged in advanced discussions regarding a potential business combination (which date is referred to in this summary of DBSI’s material financial analyses as the “reference date”)), and is not necessarily indicative of current market conditions.

Analysis of Premia.

Based on an exchange ratio of 0.4700 Holdco shares to be issued in exchange for one NYSE Euronext share (which is referred to in this document as the “NYSE Euronext exchange ratio”), Deutsche Bank calculated the premium to be paid in the combination compared to (1) the ratios implied by dividing the closing price per share

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of NYSE Euronext by the closing price per share of Deutsche Börse (converted from euros to U.S. dollars at the prevailing exchange rate on each respective date) on each of May 5, 2011 (the last trading day before the analysis was finalized in the form presented to the Deutsche Börse management and supervisory boards) and the reference date, (2) the ratios obtained by averaging the ratios implied by dividing the closing price per share of NYSE Euronext by the closing price per share of Deutsche Börse (converted from euros to U.S. dollars at the prevailing exchange rate on each respective date) for each trading day during the one-month period and three-month periods ending as of the reference date and (3) the highest of the ratios obtained by dividing the closing price per share of NYSE Euronext by the closing price per share of Deutsche Börse (converted from euros to U.S. dollars at the prevailing exchange rate on each respective date) for each trading day during the 52 weeks prior to the reference date.

This analysis indicated the following:

Date / Period ending on the reference date	Premium (Discount) Implied by NYSE Euronext Exchange Ratio
(%)
May 5, 2011	(4)
Reference date	11
1-month average prior to the reference date	10
3-month average prior to the reference date	8
52-week high prior to the reference date	(1)

Historical Share Price Analysis. DBSI reviewed and analyzed the recent share price performance of NYSE Euronext’s shares (denominated in both U.S. dollars and euros converted at the daily euro-to-U.S. dollar exchange rates over the periods analyzed (which is referred to in this summary of the DBSI opinion as “rolling FX”)), as well as the recent share price performance of Deutsche Börse’s shares. The following table sets forth the historical share price performance of Deutsche Börse and NYSE Euronext:

Date / Period ending on the reference date (unless specified)	Deutsche Börse	NYSE Euronext	NYSE Euronext
Reference date	€57.45	$33.41	€24.42
1-month	8%	8%	2%
3-month	14%	10%	12%
6-month	6%	8%	5%
1-year	25%	48%	49%
2-year	40%	54%	47%
3-year	(50%)	(52%)	(49%)
May 5, 2011	€55.55	$39.57	€27.11
Performance from the reference date to May 5, 2011:	(3%)	18%	11%

DBSI then reviewed and analyzed the average multiples of the price per share to next twelve months’ estimated earnings per share (which is referred to in this summary of the DBSI opinion as “NTM P/E”) over historical time periods. DBSI’s analysis revealed the following:

Average NTM P/E
Period ending on the reference date (unless specified)	Deutsche Börse	NYSE Euronext
1-month	13.3x	14.4x
3-month	12.4x	13.4x
6-month	12.3x	13.2x
1-year	12.8x	12.8x
2-year	12.7x	12.5x
3-year	12.8x	13.0x
Period from the reference date to May 5, 2011	12.4x	14.5x

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DBSI also calculated and reviewed the historical exchange ratios implied by dividing the daily closing prices of NYSE Euronext shares by the corresponding prices of Deutsche Börse shares over certain periods prior to the reference date, using both a fixed euro to U.S. dollar exchange rate of 0.69, as of May 5, 2011, and rolling FX. The results of this analysis are as follows:

Date / Period Ending on the reference date (unless specified)	Fixed Euro/U.S. Dollar of 0.69	Rolling FX
Reference date	0.3984	0.4251
1-month	0.3956	0.4251
3-month	0.4001	0.4280
6-month	0.4004	0.4363
1-year	0.3877	0.4373
2-year	0.3570	0.3851
Period from the reference date to May 5, 2011	0.4652	0.4800
May 5, 2011	0.4880	0.4880

Trading Range Analysis. DBSI reviewed the 52-week range of Deutsche Börse’s shares and NYSE Euronext’s shares measured as of the reference date. DBSI found that the price per share of Deutsche Börse’s shares over that period ranged from €46 to €59. DBSI found that the price per share of NYSE Euronext’s shares over that period ranged from $24 and $34 (or €16 and €25, based on a range of euro to U.S. dollar exchange rates of 0.68 to 0.73). Based on the foregoing and the Deutsche Börse exchange ratio, DBSI calculated an implied exchange ratio range of 0.2742 to 0.5435 shares of Holdco to be issued in exchange for one NYSE Euronext share. DBSI noted that the NYSE Euronext exchange ratio of 0.4700 fell within that range.

DBSI also reviewed the 52-week range of Deutsche Börse’s shares and NYSE Euronext’s shares measured as of May 5, 2011. DBSI found that the price per share of Deutsche Börse’s shares over that period ranged from €47 to €62. DBSI found that the price per share of NYSE Euronext’s shares over that period ranged from $27 and $40 (or €18 and €30, based on a range of euro to U.S. dollar exchange rates of 0.68 to 0.73). Based on the foregoing and the Deutsche Börse exchange ratio, DBSI calculated an implied exchange ratio range of 0.2964 to 0.6343 shares of Holdco to be issued in exchange for one NYSE Euronext share. DBSI noted that the NYSE Euronext exchange ratio of 0.4700 fell within that range.

Selected Publicly Traded Companies Analysis. DBSI reviewed and compared the price per share divided by estimated EPS for calendar year 2011 (which is referred to in this summary of the DBSI opinion as “2011E P/E”) and the total enterprise value divided by estimated earnings before interest, taxes, depreciation and amortization expenses (which is referred to in this summary of the DBSI opinion as “EBITDA”) for calendar year 2011 (which is referred to in this summary of the DBSI opinion as “2011E TEV/EBITDA”) multiples for Deutsche Börse and NYSE Euronext as of the reference date to the corresponding multiples for the following publicly traded companies that operate cash, derivatives or emerging markets exchanges:

•	Cash Exchanges

•	TMX Group Inc.

•	London Stock Exchange Group plc

•	The Nasdaq Stock Market, Inc.

•	Derivatives Exchanges

•	Intercontinental Exchange, Inc.

•	CME Group Inc.

•	Chicago Board Options Exchange, Inc.

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•	Emerging Markets Exchanges

•	Hong Kong Exchanges and Clearing Ltd.

•	Bursa Malaysia Berhad

•	Singapore Exchange Ltd.

•	Bolsa de Valores, Mercadorias & Futuros de São Paulo (BM&F)

Although none of the selected companies is directly comparable to Deutsche Börse or NYSE Euronext, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Deutsche Börse Group and NYSE Euronext.

DBSI found that the selected companies operating cash exchanges, derivative exchanges and emerging markets exchanges had median implied 2011E P/E multiples of 11.7x, 17.4x and 24.1x, and median implied 2011E TEV/EBITDA multiples of 7.9x, 8.9x and 15.8x, respectively, as of May 5, 2011.

DBSI also reviewed and analyzed 2011E P/E and 2011E TEV/EBITDA for Deutsche Börse and NYSE Euronext based on 2011 EPS and EBITDA derived from the broker projections. DBSI found that the 2011E P/E for Deutsche Börse was 13.4x as of the reference date and 13.0x as of May 5, 2011, and the 2011E P/E for NYSE Euronext was 13.0x as of the reference date and 15.5x as of May 5, 2011. Furthermore, DBSI found that the 2011E TEV/EBITDA for Deutsche Börse was 8.9x as of the reference date and 8.6x as of May 5, 2011 and the 2011E TEV/EBITDA for NYSE Euronext was 8.3x as of the reference date and 9.6x as of May 5, 2011.

From this analysis DBSI selected a 2011E P/E valuation multiple range for Deutsche Börse of 12.0x — 14.0x and a 2011E P/E range for NYSE Euronext of 12.0x — 14.0x which implied a value per Deutsche Börse share range of €51 — €60 and a value per NYSE Euronext share range of $31 — $36 (or €21 — €26, based on a range of euro to U.S. dollar conversion rates of 0.68 to 0.73). DBSI calculated an implied exchange ratio range of 0.3520 to 0.5163. DBSI noted that the NYSE Euronext exchange ratio falls within that range.

In addition, DBSI selected a 2011E TEV/EBITDA valuation multiple range for Deutsche Börse of 8.0x — 10.0x and a 2011E TEV/EBITDA range for NYSE Euronext of 8.0x — 10.0x which implied a value per Deutsche Börse share range of €51 — €65 and a value per NYSE Euronext share range of $32 — $42 (or €22 — €31, based on a range of euro to U.S. dollar exchange rates of 0.68 to 0.73). From those price per share ranges and using the Deutsche Börse exchange ratio, DBSI calculated an implied exchange ratio range of 0.3304 to 0.5956 for each NYSE Euronext share. DBSI noted that the NYSE Euronext exchange ratio falls within that range.

Discounted Cash Flow Analysis. DBSI performed a discounted cash flow analysis to determine a range of implied present values per Deutsche Börse share based on projected unlevered free cash flows for Deutsche Börse on a stand-alone basis between the end of the quarter ending March 31, 2011 and the year ending December 31, 2015, using the broker projections, including a financial estimate for the period from 2011 to 2015, which was derived from various equity analyst estimates, and input from the Deutsche Börse management and was prepared on behalf of Deutsche Börse and provided by or on behalf of Deutsche Börse to DBSI. The analysis was based on a range of discount rates from 9.5% to 10.5% and a range of terminal year perpetuity growth rates from 2% to 3%. DBSI selected the discount rates used in this analysis (and those used in the analysis under “—Synergies Analysis and Pro Forma Value Accretion/Dilution Analysis” described below) on the basis of its professional judgment of the reasonable estimated weighted average cost of capital of Deutsche Börse and NYSE Euronext’s businesses derived based on certain financial metrics, including betas, for Deutsche Börse, NYSE Euronext and selected companies (which companies are set forth under “—Selected Publicly Traded Companies Analysis”). This analysis resulted in a range of implied present values of approximately €63 to €82 per Deutsche Börse share.

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DBSI also performed a discounted cash flow analysis to determine a range of implied present values per NYSE Euronext share based on projected unlevered free cash flows for NYSE Euronext on a stand-alone basis between end of the quarter ending March 31, 2011 and the year ending December 31, 2015, using the broker projections, including a financial estimate for the period of 2011 to 2012, which was derived from a specific equity analyst estimate and was prepared on behalf of NYSE Euronext, plus a three-year extension of such estimate for the period from 2013 to 2015 extrapolated on behalf of NYSE Euronext, which five-year extended estimate was reviewed and endorsed by the managements of NYSE Euronext and Deutsche Börse and provided to DBSI by or on behalf of Deutsche Börse. The analysis was based on a range of discount rates from 9.75% to 10.75% and a range of terminal year perpetuity growth rates from 2.5% to 3.5%. This analysis resulted in a range of implied present values of approximately $37 to $48 per NYSE Euronext share (or €25 to €35 based on a range of euro to U.S. dollar conversion rates of 0.68 to 0.73).

Based on the discounted cash flow analysis described above and the Deutsche Börse exchange ratio, DBSI calculated the range of implied exchange ratios of 0.3038 Holdco shares per NYSE Euronext shares to 0.5589 Holdco shares per NYSE Euronext share. DBSI noted that the NYSE Euronext exchange ratio falls within that range.

Contribution Analysis. DBSI analyzed and compared Deutsche Börse and NYSE Euronext shareholders’ respective expected percentage ownership of the combined company to Deutsche Börse’s and NYSE Euronext’s respective contributions to the combined company based upon EBITDA and net income for each company on a stand-alone basis for the years from 2009 throu\gh 2012 derived from publicly available information and the broker projections, as well as the book value of equity as of March 31, 2011, market capitalization and enterprise value of each company as of the reference date and as of May 5, 2011. This analysis indicated that the contribution of NYSE Euronext to the combined company using each of the metrics referred to above ranged from 35% to 41%, except for book value of equity which was 61%. DBSI noted that the implied equity ownership of NYSE Euronext shareholders in the combined company based on the exchange ratio of 0.47 Holdco shares to be issued in the combination for each NYSE Euronext share represented 40%.

DBSI noted that a contribution analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Synergies Analysis. DBSI performed a discounted cash flow analysis to determine a range of present values of the synergies, including implementation and restructuring costs. The synergies were jointly provided by Deutsche Börse management and NYSE Euronext management. The analysis was based on a range of discount rates from 9.625% to 10.625% and perpetuity growth rates from 1.5% to 2.5%. This analysis resulted in a range of present values of the potential net synergies to be realized from the combination of approximately €2.8 billion to €3.8 billion. DBSI noted that, at the Deutsche Börse exchange ratio and NYSE Euronext exchange ratio, the value of these synergies will be shared between the holders of Deutsche Börse shares and NYSE Euronext shares in the ratio of 60:40.

DBSI noted that a synergies analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Pro Forma Earnings Accretion/Dilution. DBSI analyzed the potential pro forma impact of the combination on Deutsche Börse’s estimated EPS for fiscal years 2012 through 2015 both on an IFRS basis, referred to below as “IFRS EPS”, and on an IFRS basis adjusted for the after-tax effect of estimated acquired intangibles amortization, referred to below as “Cash EPS”, in each case assuming one of the following scenarios: (1) including phased-in synergies and implementation and restructuring costs, which were jointly provided by Deutsche Börse management and NYSE Euronext management, (2) including phased-in synergies and excluding implementation and restructuring costs and (3) including full run-rate synergies and excluding implementation and restructuring costs. In this analysis, earnings estimates for Deutsche Börse and NYSE Euronext were based on broker projections. The synergies estimates were jointly provided by Deutsche Börse management and NYSE

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Euronext management. This analysis, using the assumptions set forth in clause (1) above, indicated that the combination would be accretive to holders of Deutsche Börse shares beginning in fiscal year 2014 on both an IFRS EPS and on a Cash EPS basis. Under the scenario set forth in clause (2) above, this analysis indicated that the combination would be accretive to holders of Deutsche Börse shares beginning in fiscal year 2013 on both an IFRS EPS and on a Cash EPS basis. Under the scenario set forth in clause (3) above, this analysis indicated that the combination would be accretive to holders of Deutsche Börse shares in fiscal years 2012, 2013, 2014 and 2015 on both an IFRS EPS and on a Cash EPS basis.

DBSI noted that a pro forma analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Pro Forma Value Accretion/Dilution Analysis. DBSI analyzed certain pro forma effects on the equity value per Deutsche Börse share expected to result from the combination, including (1) the expected synergies that may be achieved by the combined company and (2) the expected cost of achieving such synergies. The analysis was based on both the Deutsche Börse exchange ratio and the NYSE Euronext exchange ratio, on broker projections and on estimates jointly provided by Deutsche Börse management and NYSE Euronext management for synergies.

DBSI performed the value accretion/dilution analysis utilizing both a discounted cash flow analysis and a trading multiples-based valuation in order to illustrate value accretion or dilution to Deutsche Börse shareholders based on Deutsche Börse’s share of the pro forma value of the combined company as compared to the standalone value of Deutsche Börse.

•

Discounted cash flow-based intrinsic value analysis. Based on mid-point assumptions of a 2.5% perpetuity growth rate and a 10% discount rate for Deutsche Börse, a 3.0% perpetuity growth rate and a 10.25% discount rate for NYSE Euronext and a 2.0% perpetuity growth rate and 10.125% discount rate for synergies, DBSI used a discounted cash flows analysis to calculate a pro forma equity value of the combined company of €24.1 billion implying total value accretion of €1.2 billion (which equals an accretion of €6 or 9% per Deutsche Börse share) in the combination relative to Deutsche Börse’s discounted cash flow value in the absence of the combination.

•

Trading multiples based value analysis. Based on estimated 2015 run-rate synergies provided by management valued at a blended 2011E P/E multiple of 13.3x and discounted at a 10.125% discount rate, DBSI calculated a pro forma equity value of €19.7 billion and total value accretion of €1.1 billion (which equals an accretion of €6 or 10% per Deutsche Börse share) in the combination relative to Deutsche Börse’s standalone equity value.

DBSI noted that a pro forma analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying DBSI’s opinion. In arriving at its fairness determination, DBSI considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, DBSI made its determination as to fairness on the basis of experience and professional judgment after considering the results of all of its analyses. No other company or combination used in the above analyses as a comparison is directly comparable to Deutsche Börse or NYSE Euronext.

DBSI prepared these analyses for purposes of providing its opinion to the Deutsche Börse management and supervisory boards as to the fairness to holders of Deutsche Börse shares from a financial point of view of the

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Deutsche Börse exchange ratio. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results, including the broker projections and estimates of the synergies, are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Deutsche Börse, NYSE Euronext, DBSI or any other person assumes responsibility if future results are materially different from those forecast.

The Deutsche Börse exchange ratio and NYSE Euronext exchange ratio were determined through arm’s-length negotiations between Deutsche Börse and NYSE Euronext and were approved by the Deutsche Börse management and supervisory boards. Deutsche Bank provided advice to Deutsche Börse during these negotiations. Deutsche Bank did not, however, recommend any specific exchange ratio to Deutsche Börse or its management and supervisory boards or that any specific exchange ratio constituted the only appropriate exchange ratio for the exchange offer.

As described above, the opinion of DBSI to the Deutsche Börse management and supervisory boards was one of a number of factors taken into consideration by the Deutsche Börse management and supervisory boards in making their determination to approve the joint statement of the management board and supervisory board and the transactions contemplated thereby. The foregoing summary does not purport to be a complete description of the analyses performed by DBSI in connection with its fairness opinions and is qualified in its entirety by reference to the written opinion of DBSI included in Annex 2.

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Annex 3

3.1

May 9, 2011

Vorstand (Management Board) and

the Aufsichtsrat (Supervisory Board) of Deutsche Börse AG

Mergenthalerallee 61

65760 Frankfurt

Germany

Members of the Vorstand (Management Board), Members of the Aufsichtsrat (Supervisory Board):

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the Company (as defined below)) of the ordinary shares with a par value (anteiliger Betrag des Grundkapitals) of €1.00 per share (including any such shares underlying outstanding American depositary receipts, the “Company Shares”) of Deutsche Börse AG, an Aktiengesellschaft organized under the laws of the Federal Republic of Germany (the “Company”), of the Exchange Ratio (as defined below) in the Exchange Offer (as defined below) pursuant to the Business Combination Agreement, dated as of February 15, 2011 (the “Agreement”), among the Company, NYSE Euronext, a Delaware corporation (“NYSE Euronext”), Alpha Beta Netherlands Holding N.V., a naamloze vennootschap organized under the laws of the Netherlands (“Holdco”), and Pomme Merger Corporation, a Delaware corporation and a newly formed, wholly-owned subsidiary of Holdco (“Merger Sub”). You have advised us that, pursuant to the Agreement, among other things:

(i)    Holdco has commenced an exchange offer as of May 4, 2011, conditioned on, among other things, a minimum tender condition of 75% of the Company Shares, pursuant to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), as amended (the “Takeover Act”) and the U.S. Securities Exchange Act of 1934, as amended, to acquire all of the Company Shares (the “Exchange Offer”) at an exchange ratio entitling the exchanging holder to receive one (the “Exchange Ratio”) ordinary share, nominal value €1.00 per share, of Holdco (the “Holdco Shares”) for each Company Share so exchanged;

(ii)    immediately following the acquisition by Holdco of the Company Shares pursuant to the Exchange Offer, Merger Sub will be merged with and into NYSE Euronext (the “Merger” and, together with the Exchange Offer and the transactions contemplated by the Agreement, the “Transaction”), NYSE Euronext will thereby become a wholly-owned subsidiary of Holdco, and each outstanding share of NYSE Euronext common stock, par value $0.01 per share (the “NYSE Euronext Shares”), other than NYSE Euronext Shares held directly by NYSE Euronext or Merger Sub, and in each such case not held on behalf of third parties, will be converted into the right to receive 0.4700 of a Holdco Share; and

(iii)    simultaneously with, or as soon as practicable following, the completion of the Merger, Holdco intends to effectuate one or more corporate reorganization transactions (collectively, the “Post-Closing Reorganization”) intended to achieve legal and operational integration of the Company with Holdco to the greatest extent permitted by applicable law, which reorganization transaction may include (A) under certain circumstances, a commencement by Holdco of a mandatory buy-out of the Company Shares from any remaining holders thereof by way of a squeeze-out transaction pursuant to the German Stock Corporation Act (Aktiengesetz) (the “Stock Corporation Act”) or by applying for a court order in accordance with the Takeover Act and/or (B) entering into a domination agreement (Beherrschungsvertrag) and/or, at the election of Holdco, a combination of a domination agreement (Beherrschungsvertrag) and a profit transfer

383 Madison Avenue, New York, New York 10179

J.P. Morgan

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agreement (Gewinnabführungsvertrag), in each case, pursuant to the Stock Corporation Act, with the Company as the controlled company and with Holdco Shares offered to the outside Company shareholders as consideration (Abfindung) pursuant to the Stock Corporation Act; provided, that Holdco intends to structure the Post-Closing Reorganization with the goal of providing the holders of Company Shares who do not exchange such shares in the Exchange Offer with Holdco Shares based on the Exchange Ratio or consideration having equivalent value (provided, that some or all of such holders may under certain circumstances receive a different amount or form of consideration).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed the Exchange Offer Prospectus contained in Amendment No. 3 to the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission by Holdco on May 3, 2011 (the “Registration Statement”); (iii) reviewed the Angebotsunterlage (Offer Document) within the meaning of Section 11 of the Takeover Act concerning the voluntary public takeover bid (exchange offer) of Holdco published on May 4, 2011 (the “Exchange Offer Document”); (iv) reviewed a draft dated May 5, 2011 of the Joint Statement of the Vorstand (Management Board) and the Aufsichtsrat (Supervisory Board) of the Company pursuant to Section 27 of the Takeover Act on the Exchange Offer; (v) reviewed certain publicly available business and financial information concerning the Company and NYSE Euronext and the industries in which they operate; (vi) compared the financial and operating performance of the Company and NYSE Euronext with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Shares and the NYSE Euronext Shares and certain publicly traded securities of such other companies; (vii) at the direction of the management of the Company, reviewed certain financial analyses and forecasts relating to the Company's and NYSE Euronext's respective businesses provided to us by or on behalf of the management of the Company, which were prepared at the direction of the managements of the Company and NYSE Euronext and which were derived from certain publicly available research analyst estimates and guidance, and extrapolated therefrom, as directed and endorsed by such managements, as well as the estimated amount and timing of the cost savings and the related expense and revenue and other synergies expected to result from the Transaction (collectively, the “Synergies”); and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and NYSE Euronext with respect to certain aspects of the Transaction, and the past and current business operations of the Company and NYSE Euronext, the financial condition and future prospects and operations of the Company and NYSE Euronext, the effects of the Transaction on the financial condition and future prospects of the Company and NYSE Euronext, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and NYSE Euronext or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or NYSE Euronext under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In connection with our analysis, we were directed by the management of the Company to utilize the financial analyses and forecasts relating to the Company's and NYSE Euronext's respective businesses derived and extrapolated from certain publicly available research analyst estimates and guidance as referred to above, and we did not receive any internal management forecasts from either the Company or NYSE Euronext other than with respect to the Synergies. Also in connection with our analysis, we were directed by the management of the Company to utilize the Synergies provided to us by the management of the Company. In relying on such financial analyses and forecasts, including the Synergies, we were advised by the management of the Company and we have assumed, at your direction, that they reflect the best currently available estimates as to the expected future results of operations and financial condition of the Company and

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NYSE Euronext to which such analyses or forecasts relate and are a reasonable basis on which to evaluate the expected future results of operations and financial condition of the Company and NYSE Euronext to which such forecasts and estimates relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based, and we have assumed, with your approval, that the Synergies will be achieved at the times and in the amounts projected in all respects material to our analysis.

We have also assumed in all respects material to our analysis that (i) all of the Company Shares will be acquired by Holdco pursuant to the Exchange Offer or otherwise on a timely basis at the Exchange Ratio and that the Post-Closing Reorganization will be successfully completed on a timely basis without any adverse cost or other adverse impact on Holdco or the holders of Holdco Shares, including any adverse impact on the timing or amount of the Synergies to be realized by Holdco and/or its subsidiaries as a result of the Transaction and (ii) the Transaction will be consummated as described in the Agreement and without any waiver of any of the conditions thereof, in the Registration Statement and in the Exchange Offer Document. We have also assumed that the Transaction will qualify as a tax-free reorganization to the Company and the holders of Company Shares for United States federal and German tax purposes, in each case, as contemplated by the Agreement, the Registration Statement and the Exchange Offer Document. We have also assumed that the representations and warranties made by the Company, NYSE Euronext, Holdco and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by the Company and its advisors with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, NYSE Euronext or Holdco or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Shares (other than the Company) of the Exchange Ratio in the Exchange Offer and we express no opinion as to the fairness of the Transaction (including the Exchange Offer or the Merger) to any person or entity, or of any consideration to be received by, the holders of any other class of securities, creditors or other constituencies of the Company or the holders of any class of securities, creditors or other constituencies of NYSE Euronext, or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Shares in the Exchange Offer or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Shares, the NYSE Euronext Shares or the Holdco Shares will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to any other merger, sale or other business combination involving all or any part of the Company.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the Exchange Offer and Merger is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and NYSE Euronext, for which we and such affiliates have received customary compensation. Our commercial banking affiliate is a lender under outstanding credit facilities of the Company and an agent bank and a lender under outstanding credit facilities of NYSE Euronext and also provides certain treasury and cash management services to the Company and NYSE Euronext, in each case for which it receives customary compensation or other financial benefits. In addition, we and/or our affiliates are members of, and conduct

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securities trading through, the exchanges of certain of the Company's and NYSE Euronext's affiliates, and may also hold equity positions in certain of these exchanges in connection with their respective membership in such exchanges. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or NYSE Euronext for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the Exchange Offer is fair, from a financial point of view, to the holders of Company Shares (other than the Company).

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Vorstand (Management Board) and the Aufsichtsrat (Supervisory Board) of the Company (in their respective capacities as such) in connection with and for the purposes of their evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Exchange Offer or how such shareholder should vote with respect to the Transaction or any other matter. Our consent, if and when provided to the Company, to reproduce this opinion in the Joint Statement of the Vorstand (Management Board) and the Aufsichtsrat (Supervisory Board) of the Company pursuant to Section 27 of the Takeover Act on the Exchange Offer made by Holdco to the shareholders of the Company, does not and will not constitute any expansion or addition to the addressees of this opinion or the persons who are permitted to rely on this opinion, and any such consent may not be conceived or construed as such. In addition, this opinion and any such advice provided by J.P. Morgan Securities LLC is not and should not be considered a value opinion as is customarily rendered by qualified auditors based on the requirements of German corporate or takeover law (e.g., in connection with a mandatory buy-out of Company Shares or entering into a domination agreement and/or a profit transfer agreement, or in connection with the valuation of HoldCo pursuant to Section 5 para. 4 of the German Takeover Act Offer Regulation—WpÜG-Angebotsverordnung - applied analogously), nor are we expressing any opinion herein as to the compensation which may be payable to holders of Company Shares in connection with such a mandatory buy-out of their Company Shares or in connection with entering into a domination agreement and/or a profit transfer agreement. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy, information statement or Exchange Offer shareholder recommendation statement under applicable German or U.S. law, in each case, mailed to shareholders of the Company, but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

Standard ID: U002857

J.P. MORGAN SECURITIES LLC

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3.2

Opinion of J.P. Morgan Securities LLC, Financial Advisor to Deutsche Börse

Deutsche Börse retained J.P. Morgan as its financial advisor for the purpose of advising Deutsche Börse in connection with the combination and to discuss whether the exchange ratio in the exchange offer was fair, from a financial point of view, to the holders of Deutsche Börse shares (other than Deutsche Börse). On May 9, at meetings of the management board of Deutsche Börse and the supervisory board of Deutsche Börse, respectively, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing on the same day, to the management board and the supervisory board of Deutsche Börse that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the exchange ratio of one Holdco share for each Deutsche Börse share in the exchange offer, which is referred to herein as the exchange ratio, was fair, from a financial point of view, to the holders of Deutsche Börse shares (other than Deutsche Börse). No limitations were imposed by Deutsche Börse’s management board or supervisory board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan, dated May 9, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex 3. The summary of J.P. Morgan’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Holders of Deutsche Börse shares are urged to read J.P. Morgan’s opinion carefully and in its entirety. J.P. Morgan’s opinion is directed to the management board and the supervisory board of Deutsche Börse, addresses only the fairness, from a financial point of view, of the exchange ratio to the holders of Deutsche Börse shares (other than Deutsche Börse ) pursuant to the business combination agreement as of the date of the opinion, and does not address any other aspect of the combination and the other transactions contemplated by the business combination agreement, which are collectively referred to herein as the transaction. The issuance of the J.P. Morgan opinion was approved by a fairness opinion committee of J.P. Morgan. J.P. Morgan provided its advisory services and opinion for the information and assistance of the management board and the supervisory board of Deutsche Börse in connection with their consideration of the proposed combination. The opinion of J.P. Morgan does not constitute a recommendation to any holder of Deutsche Börse shares as to whether such holder should tender its Deutsche Börse shares in the exchange offer or how such holder should vote with respect to the transaction or any other matter if such vote is required. J.P. Morgan’s consent, if and when provided to the Deutsche Börse, to reproduce its opinion in the Joint Statement of the management board and the supervisory board of Deutsche Börse pursuant to Section 27 of the German Takeover Act on the exchange offer, does not and will not constitute any expansion or addition to the addressees of such opinion or the persons who are permitted to rely on such opinion, and any such consent may not be conceived or construed as such. In addition, J.P. Morgan’s opinion does not in any manner address the prices at which Deutsche Börse shares, NYSE Euronext shares or Holdco shares will trade following the date of the opinion. The opinion and advice provided by J.P. Morgan is not and should not be considered a value opinion as is customarily rendered by qualified auditors based on the requirements of German corporate or takeover law (e.g., in connection with a mandatory buy-out of Deutsche Börse shares or entering into a domination agreement and/or a profit and loss transfer agreement, or in connection with the valuation of HoldCo pursuant to Section 5 para. 4 of the German Takeover Act Offer Regulation – WpÜG-Angebotsverordnung – applied analogously), nor has J.P. Morgan expressed any opinion as to the compensation which may be payable to holders of Deutsche Börse shares in connection with such a mandatory buy-out of their Deutsche Börse shares or in connection with entering into a domination agreement and/or a profit and loss transfer agreement. J.P. Morgan’s opinion and its financial analyses set forth in this document were prepared for use by the Deutsche Börse management board and the Deutsche Börse supervisory board. They were not prepared for the use of any holders of NYSE Euronext shares and do not constitute a recommendation as to how any holder of NYSE Euronext shares should vote with respect to the merger, the other aspects of the transaction or any other matter. J.P. Morgan’s business address is 383 Madison Avenue, New York, NY 10179, United States of

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America. J.P. Morgan has given its consent to the use of its opinion letter dated May 9, 2011 to the management board and supervisory board of Deutsche Börse, in the form and content as included in this document.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the business combination agreement dated February 15, 2011;

•

reviewed the Exchange Offer Prospectus contained in Amendment No. 3 to the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission by Holdco on May 3, 2011 (the “Registration Statement”);

•	reviewed a draft dated May 5, 2011 of the Joint Statement of management board and the supervisory board of Deutsche Börse pursuant to Section 27 of the German Takeover Act on the exchange offer;

•

reviewed the Angebotsunterlage (Offer Document) within the meaning of Section 11 of the German Takeover Act concerning the voluntary public takeover bid (exchange offer) of Holdco published on May 4, 2011. (the “Exchange Offer Document”);

•	reviewed certain publicly available business and financial information concerning Deutsche Börse Group and NYSE Euronext and the industries in which they operate;

•

compared the financial and operating performance of Deutsche Börse Group and NYSE Euronext with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Deutsche Börse shares and the NYSE Euronext shares and certain publicly traded securities of such other companies;

•

at the direction of the management of Deutsche Börse, J.P. Morgan reviewed certain financial analyses and forecasts relating to Deutsche Börse Group’s and NYSE Euronext’s respective businesses provided to J.P. Morgan by or on behalf of the management of Deutsche Börse, which were prepared at the direction of the managements of Deutsche Börse and NYSE Euronext and which were derived from certain publicly available research analyst estimates and guidance, and extrapolated therefrom by Deutsche Börse’s and NYSE Euronext’s financial advisors, as directed and endorsed by such managements;

•

reviewed the estimated amount and timing of the cost savings and the related expense and revenue and other synergies expected to result from the transaction, which are referred to in this document as the synergies; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Deutsche Börse and NYSE Euronext with respect to certain aspects of the transaction, and the past and current business operations of Deutsche Börse Group and NYSE Euronext, the financial condition and future prospects and operations of Deutsche Börse Group and NYSE Euronext, the effects of the transaction on the financial condition and future prospects of Deutsche Börse Group and NYSE Euronext, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Deutsche Börse and NYSE Euronext or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Deutsche Börse or NYSE Euronext under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In connection with its

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analysis, J.P. Morgan was directed by the management of Deutsche Börse to utilize the financial analyses and forecasts relating to Deutsche Börse Group’s and NYSE Euronext’s respective businesses derived and extrapolated from certain publicly available research analyst estimates and guidance as referred to above, and J.P. Morgan did not receive any internal management forecasts from either Deutsche Börse or NYSE Euronext other than with respect to the synergies. Also in connection with its analysis, J.P. Morgan was directed by the management of Deutsche Börse to utilize the synergies provided to J.P. Morgan by the management of Deutsche Börse. In relying on such financial analyses and forecasts, including the synergies, J.P. Morgan was advised by the management of Deutsche Börse and J.P. Morgan has assumed, at the direction of Deutsche Börse, that they reflect the best currently available estimates as to the expected future results of operations and financial condition of Deutsche Börse Group and NYSE Euronext to which such analyses or forecasts relate and are a reasonable basis on which to evaluate the expected future results of operations and financial condition of Deutsche Börse Group and NYSE Euronext to which such forecasts and estimates relate. J.P. Morgan expresses no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based, and J.P. Morgan has assumed, with the approval of Deutsche Börse, that the synergies will be achieved at the times and in the amounts projected in all respects material to J.P. Morgan’s analysis.

J.P. Morgan also assumed in all respects material to its analysis that (1) all of Deutsche Börse shares will be acquired by Holdco pursuant to the exchange offer or otherwise on a timely basis at the exchange ratio and that the post-closing reorganization (as such term is defined in the business combination agreement) will be successfully completed on a timely basis without any adverse cost or other adverse impact on Holdco or the holders of Holdco shares, including any adverse impact on the timing or amount of the synergies to be realized by Holdco and/or its subsidiaries as a result of the transaction, (2) the transaction will be consummated as described in the business combination agreement and without any waiver of any of the conditions thereof, in the Registration Statement and in the Exchange Offer Document. J.P. Morgan also assumed that the transaction will qualify as a tax-free reorganization to Deutsche Börse and the holders of Deutsche Börse shares for United States federal and German tax purposes, in each case, as contemplated by the business combination agreement, the Registration Statement and the Exchange Offer Document. J.P. Morgan also assumed that the representations and warranties made by Deutsche Börse, NYSE Euronext, Holdco and Pomme Merger Corporation in the business combination agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by Deutsche Börse and its advisors with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on Deutsche Börse Group, NYSE Euronext or Holdco or on the contemplated benefits of the transaction.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion and J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to the holders of Deutsche Börse shares (other than Deutsche Börse) of the exchange ratio in the exchange offer and J.P. Morgan expresses no opinion as to the fairness of the transaction (including the exchange offer or the merger) for any person or entity, or of any consideration to be received by, the holders of any other class of securities, creditors or other constituencies of Deutsche Börse or the holders of any class of securities, creditors or other constituencies of NYSE Euronext, or as to the underlying decision by Deutsche Börse to engage in the transaction. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the transaction, or any class of such persons relative to the exchange ratio applicable to the holders of Deutsche Börse shares in the exchange offer or with respect to the fairness of any such compensation. J.P. Morgan has expressed no opinion as to the price at which Deutsche Börse shares, the NYSE Euronext shares or the Holdco shares will trade at any future time.

J.P. Morgan’s opinion notes that it was not authorized to and did not solicit any expressions of interest from any other parties with respect to any other merger, sale or other business combination involving any part of Deutsche Börse Group.

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The terms of the business combination agreement, including the exchange ratio, were determined through arm’s length negotiations between Deutsche Börse and NYSE Euronext, and the decision to enter into the business combination agreement was solely that of the management board and supervisory board of Deutsche Börse and the board of directors of NYSE Euronext. J.P. Morgan’s opinion and financial analyses were among the many factors considered by Deutsche Börse in its evaluation of the transaction and should not be viewed as determinative of the views of the Deutsche Börse management board, supervisory board or management with respect to the transaction or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses undertaken by J.P. Morgan in connection with rendering its opinion and delivered to the management board and supervisory board of Deutsche Börse on May 9, 2011. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Estimates

In performing its analysis of Deutsche Börse, J.P. Morgan relied upon a financial estimate for the period from 2011 to 2015, which was derived from various equity analyst estimates, and input from the Deutsche Börse management and was prepared on behalf of Deutsche Börse and provided by or on behalf of Deutsche Börse to J.P. Morgan, plus a five-year extension of such estimate for the period from 2016 to 2020 extrapolated as directed by Deutsche Börse by assuming a steady-state environment based on steady-state operating assumptions, which ten-year extended estimate was reviewed and endorsed by the management of Deutsche Börse. Such estimate, as extrapolated, is referred to in this document as the “Deutsche Börse case”. In performing its analysis of NYSE Euronext, J.P. Morgan relied upon (1) a financial estimate for the period of 2011 to 2012, which was derived from a specific equity analyst estimate and was prepared on behalf of NYSE Euronext, plus a three-year extension of such estimate for the period from 2013 to 2015 extrapolated on behalf of NYSE Euronext, which five-year extended estimate was reviewed and endorsed by the managements of NYSE Euronext and Deutsche Börse and provided to J.P. Morgan by or on behalf of Deutsche Börse and (2) a further five-year extension of such extended estimate for the period from 2016 to 2020 extrapolated as directed by Deutsche Börse by assuming a steady-state environment based on steady-state operating assumptions, which was reviewed and endorsed by the management of Deutsche Börse. Such estimate, as extrapolated, is referred to in this document as the “NYSE Euronext case”.

The estimates furnished to J.P. Morgan for Deutsche Börse and NYSE Euronext or extrapolated therefrom were prepared in connection with the proposed transaction and were derived and extrapolated from certain publicly available research analyst estimates and guidance. J.P. Morgan was advised by Deutsche Börse and J.P. Morgan has assumed at Deutsche Börse’s direction, that such estimates reflect the best currently available estimates as to the expected future results of operations and financial condition of Deutsche Börse Group and NYSE Euronext to which such analyses or forecasts relate and are a reasonable basis on which to evaluate the expected future results of operations and financial condition of Deutsche Börse Group and NYSE Euronext to which such forecasts and estimates relate. J.P. Morgan did not receive any internal management forecasts from either Deutsche Börse or NYSE Euronext other than with respect to the synergies. Neither Deutsche Börse nor NYSE Euronext publicly discloses management estimates of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the transaction, and the estimates provided to J.P. Morgan or extrapolated therefrom were not prepared with a view toward public disclosure. These estimates were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such estimates.

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Selected Publicly Traded Companies

Using publicly available information, J.P. Morgan compared selected financial and operating data of Deutsche Börse Group and NYSE Euronext with publicly available information of selected publicly traded companies engaged in businesses which J.P. Morgan deemed to be analogous to Deutsche Börse and NYSE Euronext. The companies selected by J.P. Morgan are set forth below.

(Derivative Exchanges)

•	CBOE Holdings, Inc.

•	CME Group Inc.

•	IntercontinentalExchange, Inc.

National Exchanges

•	BM&FBovespa S.A.

•	Bolsas y Mercados Españoles SA

•	London Stock Exchange Group plc

•	TMX Group Inc.

Other Exchanges

•	The Nasdaq OMX Group, Inc.

Parties to the Transaction

•	Deutsche Börse

•	NYSE Euronext

These companies were selected, among other reasons, because they are exchanges located in relevant geographies with significant operations in one or more of the following categories: derivatives, cash trading and listings, settlement and custody, and market data and technology services. For each such company, J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available financial data, information it obtained from filings with the SEC, FactSet, research analyst reports and I/B/E/S estimates, each as of May 5, 2011 (the last full trading day before J.P. Morgan finalized its analysis). In the case of Deutsche Börse and NYSE Euronext, J.P. Morgan also considered market data as of February 8, 2011 (the last full trading day prior to disclosure that Deutsche Börse and NYSE Euronext were discussing a potential transaction).

J.P. Morgan reviewed, among other information, each of these companies’ firm value (calculated as the market value of the particular company’s common equity plus total debt, plus non-controlling interest, less cash and cash equivalents) compared to 2011 and 2012 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA. In addition, J.P. Morgan reviewed each of these companies’ closing market price as of May 5, 2011 (and in the case of Deutsche Börse and NYSE Euronext, as of February 8, 2011), as compared to 2011 and 2012 estimated earnings per share for the particular company.

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The median multiples for the firm value to EBITDA ratio and price to earnings per share ratio relating to the trading comparables are set forth below.

Trading comparables multiples
Median
Measure	2011 estimated	2012 estimated
Derivative exchanges
Firm value to EBITDA ratio	8.9x	7.9x
Price to earnings per share ratio	17.4x	15.2x

National exchanges
Firm value to EBITDA ratio	8.0x	7.6x
Price to earnings per share ratio	12.4x	12.2x

Other exchanges
Firm value to EBITDA ratio	8.0x	7.4x
Price to earnings per share ratio	10.8x	9.6x

Deutsche Börse
Firm value to EBITDA ratio as of 2/8/2011	9.1x	8.2x
Firm value to EBITDA ratio as of 5/5/2011	8.6x	7.8x

Price to earnings per share ratio as of 2/8/2011	13.4x	11.8x

Price to earnings per share ratio as of 5/5/2011	13.0x	11.4x

NYSE Euronext
Firm value to EBITDA ratio as of 2/8/2011	8.3x	7.4x
Firm value to EBITDA ratio as of 5/5/2011	9.6x	8.5x
Price to earnings per share ratio as of 2/8/2011	13.0x	11.3x

Price to earnings per share ratio as of 5/5/2011	15.5x	13.4x

Based on its analysis, J.P. Morgan selected a reference range of 8.0x to 9.0x 2011 estimated EBITDA, 7.5x to 8.5x 2012 estimated EBITDA, 13.0x to 16.0x 2011 estimated earnings per share and 11.5x to 14.5x 2012 estimated earnings per share for each of NYSE Euronext and Deutsche Börse. J.P. Morgan applied these reference ranges to NYSE Euronext and Deutsche Börse and calculated the following implied equity values per share for each using estimated EBITDA and estimated earnings per share for calendar years 2011 and 2012, as set forth in the Deutsche Börse case and NYSE Euronext case, respectively:

	Implied equity value per share
	Firm value to EBITDA ratio		Price to earnings per share ratio
	2011 estimated	2012 estimated	2011 estimated	2012 estimated
NYSE Euronext
High	$36.75	$39.75	$40.75	$42.75

Low	$31.75	$34.25	$33.25	$33.75

Deutsche Börse
High	€58.50	€61.25	€68.50	€70.75

Low	€51.25	€53.50	€55.50	€56.00

J.P. Morgan then calculated (1) the ratio of the lowest implied equity value per share for NYSE Euronext converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on May 5, 2011 to the highest implied equity value per share for Deutsche Börse, and (2) the ratio of the

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highest implied equity value per share for NYSE Euronext converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on May 5, 2011 to the lowest implied equity value per share for Deutsche Börse to derive an implied exchange ratio range as shown below, as compared to the exchange ratio in the proposed merger of 0.4700x.

Implied exchange ratio
	2011 estimated	2012 estimated
Firm value to EBITDA ratio
Highest NYSE Euronext equity value per share to lowest Deutsche Börse equity value per share	0.490x	0.510x
Lowest NYSE Euronext equity value per share to highest Deutsche Börse equity value per share	0.375x	0.380x

Price to earnings per share ratio
Highest NYSE Euronext equity value per share to lowest Deutsche Börse equity value per share	0.505x	0.520x
Lowest NYSE Euronext equity value per share to highest Deutsche Börse equity value per share	0.330x	0.330x

Relative Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for both Deutsche Börse shares and NYSE Euronext shares. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by this asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of one or more future cash payments from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

J.P. Morgan calculated the present value of the unlevered free cash flows that Deutsche Börse and NYSE Euronext are expected to generate during calendar years 2012 through 2020. At the direction of the management of Deutsche Börse, J.P. Morgan used the Deutsche Börse case and the NYSE Euronext case. J.P. Morgan also calculated a range of terminal values for Deutsche Börse and NYSE Euronext at the end of the ten-year period ending 2020 by applying a perpetual growth rate ranging from 2.00% to 3.00% to the unlevered free cash flow of Deutsche Börse and NYSE Euronext during the final year of the ten-year period. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 9.5% to 10.5%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of both Deutsche Börse and NYSE Euronext. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for Deutsche Börse and NYSE Euronext’s 2011 fiscal year-end net debt and non-controlling interests to obtain implied fully diluted equity values. The discounted cash flow analysis indicated the following ranges of implied equity values per share of Deutsche Börse shares and NYSE Euronext shares on a standalone basis (i.e., without synergies):

	Implied equity value per share
	Deutsche Börse	NYSE Euronext
High	€87.75	$54.25
Low	€69.25	$42.25

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J.P. Morgan then calculated (1) the ratio of the lowest implied equity value per share for NYSE Euronext converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on May 5, 2011 to the highest implied equity value per share for Deutsche Börse and (2) the ratio of the highest implied equity value per share for NYSE Euronext converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on May 5, 2011 and the lowest implied equity value per share for Deutsche Börse, to derive an implied exchange ratio range as shown below, as compared to the exchange ratio in the proposed merger of 0.4700x.

Implied exchange ratio
Highest NYSE Euronext equity value per share to lowest Deutsche Börse equity value per share	0.535x
Lowest NYSE Euronext equity value per share to highest Deutsche Börse equity value per share	0.330x

Historical Exchange Ratio Analysis

J.P. Morgan reviewed the per share daily closing market price of Deutsche Börse shares in euros and NYSE Euronext shares in U.S. dollars over the previous year, and calculated the implied historical exchange ratios during this period. J.P. Morgan applied the following two different methodologies to convert the daily U.S. dollar closing price per share of NYSE Euronext shares into euros: (1) the then applicable U.S. dollar to euro exchange rate as of the close of the U.S. market on each different trading day of the period and (2) the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on February 8, 2011. For each methodology, J.P. Morgan then divided the euro daily closing prices per share of NYSE Euronext shares by those of Deutsche Börse shares and calculated the average of those implied historical exchange ratios for the current, thirty-day, three-month, six-month and one-year periods ending February 8, 2011. The analysis resulted in the following average implied exchange ratios for the periods indicated (rounded to the nearest ten-thousandths):

Exchange ratio
	Daily spot U.S. dollar/euro exchange rate	Spot U.S. dollar/euro exchange rate on 2/8/2011
As of 2/8/2011	0.4254x	0.4254x
30-day	0.4265x	0.4218x
3-month	0.4362x	0.4257x
6-month	0.4369x	0.4284x
1-year	0.4336x	0.4168x

J.P. Morgan noted that a historical stock trading analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

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Contribution Analysis

J.P. Morgan analyzed the contribution of each of Deutsche Börse and NYSE Euronext to the pro forma combined company with respect to market capitalization as of February 8, 2011, estimated net revenue, estimated EBITDA and estimated net income, for calendar years 2011 and 2012. Amounts in U.S. dollars have been converted into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on May 5, 2011. These analyses yielded the following pro forma diluted equity value contributions and implied exchange ratios.

	Percentage implied ownership
	Deutsche Börse shareholders	NYSE Euronext shareholders	Implied exchange ratio
Market capitalization (as of 2/8/2011)	64%	36%	0.3975x

Net revenue
2011 estimated	59%	41%	0.4977x
2012 estimated	58%	42%	0.5076x

EBITDA
2011 estimated	62%	38%	0.4314x
2012 estimated	61%	39%	0.4410x

Net income
2011 estimated	63%	37%	0.4088x
2012 estimated	63%	37%	0.4136x

For purposes of the contribution analysis, J.P. Morgan assumed that the contributions with respect to net revenue and EBITDA reflected each company’s contribution to the combined company’s pro forma firm value. Equity value contributions were derived by adjusting firm value contributions for outstanding net debt and non-controlling interests. J.P. Morgan also assumed that contributions with respect to market capitalization and net income reflected each company’s contribution to the combined company’s pro forma equity value.

J.P. Morgan noted that a contribution analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Illustrative Value Creation Analysis

J.P. Morgan conducted an illustrative value creation analysis that compared the publicly traded equity value of Deutsche Börse shares as of May 5, 2011 to the implied equity value per share of Deutsche Börse shares pro forma for the transaction. The pro forma implied equity value per Deutsche Börse share was equal to Deutsche Börse’s pro forma ownership (based on a 0.4700x exchange ratio) of: (1) (a) the public market equity value of Deutsche Börse as of May 5, 2011, plus (b) the public market equity value of NYSE Euronext as of February 8, 2011 converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on May 5, 2011, plus, (c) the value of expected synergies, which was calculated by applying a blended 2012 price to earnings per share multiple to the €400 million annual cost savings run-rate synergies and the €100 million annual revenue run-rate synergies projected by the managements of Deutsche Börse and NYSE Euronext on an after-tax basis (not taking into account the cost of €700 million to achieve such synergies), divided by (2) the pro forma diluted number of shares outstanding.

J.P. Morgan also prepared an illustrative value creation analysis that compared the implied equity value per share of Deutsche Börse shares derived from the midpoint of the discounted cash flow analysis on a standalone basis using the Deutsche Börse case to an implied equity value per Deutsche Börse share of Deutsche Börse shares pro forma for the transaction. The pro forma implied equity value per Deutsche Börse share was equal to Deutsche Börse’s pro forma ownership (based on a 0.4700x exchange ratio) of: (1) (a) the midpoint of Deutsche

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Börse’s standalone discounted cash flow implied equity value based on the Deutsche Börse case, plus (b) the midpoint of NYSE Euronext’s standalone discounted cash flow implied equity value based on the NYSE Euronext case converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on May 5, 2011, plus, (c) the present value of the synergies (net of the cost of €700 million to achieve such synergies and an assumed blended tax rate of 26%) as projected by the managements of Deutsche Börse and NYSE Euronext, discounted using a 10.0% discount rate, divided by (2) the pro forma diluted number of shares outstanding.

These illustrative value creation analyses yielded the following amount of pro forma implied equity value creation for Deutsche Börse.

Assumes 0.4700x exchange ratio
Methodology	Deutsche Börse Pro Forma Implied Value Creation (€bn)
Publicly traded equity value	€2.0
Midpoint of DCF implied equity value	€1.7

J.P. Morgan noted that an illustrative value creation analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses or focusing on information in tabular format, in each case, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Deutsche Börse or NYSE Euronext. In arriving at its fairness determination, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Deutsche Börse or NYSE Euronext. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Deutsche Börse. The analyses necessarily involve complex considerations and judgments concerning, with respect to the selected companies, differences in financial and operational characteristics of the companies involved and other factors that could affect the companies.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected on the basis of such experience and its familiarity with Deutsche Börse to advise Deutsche Börse in connection with the exchange offer and to deliver a fairness opinion to the management board and the supervisory board of Deutsche Börse addressing only the fairness from a financial point of view of the exchange ratio to the holders of Deutsche Börse shares (other than Deutsche Börse ) pursuant to the business combination agreement as of the date of such opinion.

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For services rendered in connection with the transaction (including the delivery of its opinion), Deutsche Börse has agreed to pay J.P. Morgan $10 million, a substantial portion of which will become payable only if the exchange offer and merger are consummated. In addition, Deutsche Börse has agreed to reimburse J.P. Morgan for certain expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Deutsche Börse and NYSE Euronext, for which J.P. Morgan and such affiliates have received customary compensation. J.P. Morgan’s commercial banking affiliate is a lender under outstanding credit facilities of Deutsche Börse and an agent bank and a lender under outstanding credit facilities of NYSE Euronext and also provides certain treasury and cash management services to Deutsche Börse and NYSE Euronext, in each case for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and/or its affiliates are members of, and conduct securities trading through, the exchanges of certain of Deutsche Börse’s and NYSE Euronext’s affiliates, and may also hold equity positions in certain of these exchanges in connection with their respective membership in such exchanges. In the ordinary course of its business, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Deutsche Börse or NYSE Euronext for the account of J.P. Morgan or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

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Annex 4

4.1

	CREDIT SUISSE AG Giesshübelstrasse 62 CH-8070 Zürich Switzerland	Phone +41 44 333 61 18 Fax +41 44 333 94 20 www.credit-suisse.com

Supervisory Board
Deutsche Börse AG Mergenthalerallee 61 65760 Eschborn Germany	Investment Banking Marco Illy MDR +41 44 333 61 18

Zurich, 9 May 2011

Members of the Supervisory Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, of the Offered Consideration (as defined below) to the holders of the ordinary shares with a par value of €1.00 per share of Deutsche Börse AG (including any such shares underlying outstanding American Depository Receipts, the “Deutsche Börse Shares”), an Aktiengesellschaft organized under the laws of the Federal Republic of Germany (“Deutsche Börse”) set forth in the Business Combination Agreement, dated as of 15 February 2011 (the “Business Combination Agreement”), by and among NYSE Euronext (“NYSE Euronext”), Deutsche Börse, Alpha Beta Netherlands Holding N.V. (“Holdco”) and Pomme Merger Corporation, a newly formed, wholly owned subsidiary of Holdco (the “Merger Sub”). The Business Combination Agreement provides for, among other things, (a) a public tender offer (the “Offer”) which has been commenced by Holdco by means of an offer document dated 4 May 2011 (Angebotsunterlage, the “Offer Document”), under applicable German and U.S. law, to acquire all of the issued and outstanding Deutsche Börse Shares, which Offer includes a condition that at least 75% of the Deutsche Börse Shares have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date and (b) immediately following the acquisition by Holdco of Deutsche Börse Shares pursuant to the Offer, the merger (the “Merger,” and together with the Offer, the “Combination”) of Merger Sub with and into NYSE Euronext, with NYSE Euronext surviving the Merger as a wholly owned subsidiary of Holdco. Tendering Deutsche Börse shareholders will receive, in exchange for each Deutsche Börse Share tendered and not withdrawn, one ordinary share, with nominal value of €1.00 per share, of Holdco (each such share, a “Holdco Share,” and collectively, the “Holdco Shares”) (the “Offer Exchange Ratio” or the “Offered Consideration”). In the Merger, each share of NYSE Euronext common stock, par value $0.01 per share (the “NYSE Euronext Shares”), other than any NYSE Euronext Shares owned by NYSE Euronext or Merger Sub, will be converted into the right to receive 0.47 of a Holdco Share. Simultaneously with, or as soon as practicable following, the completion of the Merger, Holdco intends to effectuate one or more corporate reorganization transactions (collectively, the “Post-Closing Reorganization”) intended to achieve legal and operational integration of the Deutsche Börse with Holdco.

In arriving at our opinion, we have reviewed the information contained in the Offer Document, the Business Combination Agreement, the Registration Statement on Form F-4 and amendments to the Registration on Form F-4 filed with the U.S. Securities and Exchange Commission through the date hereof, and certain publicly available business and financial information relating to NYSE Euronext and Deutsche Börse. We have also reviewed certain other information relating to NYSE Euronext and

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Deutsche Börse, including certain financial analyses and forecasts relating to NYSE Euronext's (in U.S. dollars) and Deutsche Börse’s (in euros) respective businesses, provided to us by the management of Deutsche Börse, which were derived from certain publicly available research analyst estimates, and extrapolations therefrom, as developed and endorsed by the managements of NYSE Euronext and Deutsche Börse, respectively. We have also reviewed the preliminary estimated amount and implementation of the cost synergies, revenue synergies and related implementation costs (in euros) expected to result from the Combination, jointly developed and endorsed by the managements of NYSE Euronext and Deutsche Börse. We have also considered certain financial and stock market data of NYSE Euronext and Deutsche Börse, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of NYSE Euronext and Deutsche Börse and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which we deemed relevant. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In addition, we have held discussions with certain members of management of Deutsche Börse and NYSE Euronext with respect to certain aspects of the Combination, and the past and current business operations of Deutsche Börse and NYSE Euronext, the financial condition and future prospects and operations of Deutsche Börse and NYSE Euronext, the effects of the Combination on the financial condition and future prospects of Deutsche Börse and NYSE Euronext, and certain other matters we believed necessary or appropriate to our assessment.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information (including the information contained in the Offer Document) and have relied on it being complete and accurate in all material respects. We did not receive any internal management forecasts from either Deutsche Börse or NYSE Euronext other than with respect to the preliminary cost synergies, revenue synergies and related implementation costs anticipated to result from the Combination. With respect to the financial forecasts used for purposes of our analysis, the managements of NYSE and Deutsche Börse have informed us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of NYSE Euronext's and Deutsche Börse’s management as to the future financial performance of NYSE Euronext and Deutsche Börse. In connection with our analysis, we were directed by the managements of NYSE Euronext and Deutsche Börse to utilize the financial analyses and forecasts relating to Deutsche Börse’s and NYSE Euronext's respective businesses derived and extrapolated from certain publicly available research analyst estimates as referred to above. We were directed by the management of Deutsche Börse to utilize the preliminary estimated amount and timing of the cost synergies, revenue synergies and related implementation costs anticipated to result from the Combination, which were jointly developed and endorsed by the managements of NYSE Euronext and Deutsche Börse. We express no view as to such analyses or forecasts (including the forecasts with respect to the preliminary cost synergies, revenue synergies and related implementation costs anticipated to result from the Combination) or the assumptions on which they were based, and we have assumed, with your approval, that the anticipated preliminary cost synergies, revenue synergies and related implementation costs will be realized in the amounts and the times indicated by the forecasts related thereto.

We have assumed, with your consent, that the Combination will be treated as a tax-free reorganization for Deutsche Börse and its shareholders for United States federal and German tax purposes. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Combination, no delay, limitation, restriction or

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condition will be imposed that would have an adverse effect on NYSE Euronext, Deutsche Börse, Holdco or any other of their affiliated companies, subsidiaries or associates or on the contemplated benefits of the Combination and that the Combination will be consummated in accordance with the terms of the Business Combination Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NYSE Euronext and/or Deutsche Börse nor have we been furnished with any such evaluations or appraisals. We are not legal, regulatory or tax experts and have relied on the assessments made by Deutsche Börse and its advisors with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Combination will be obtained without any adverse effect on Deutsche Börse, NYSE Euronext, Holdco or any other of their affiliated companies, subsidiaries or associates, or on the contemplated benefits of the Combination.

Our opinion addresses only the fairness, from a financial point of view, of the Offered Consideration to the holders of the Deutsche Börse Shares and does not address any other aspect or implication of the Combination, including, without limitation, the structure or implementation of the Post-Closing Reorganization or any other agreement, arrangement or understanding entered into in connection with the Combination or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Combination, or class of such persons, relative to the Offer Exchange Ratio or otherwise. The issuance of this opinion was approved by our authorized internal committees.

Our opinion is necessarily based upon information made available to us on the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We are not expressing any opinion as to what the value of Holdco Shares actually will be when issued to the holders of Deutsche Börse Shares and NYSE Euronext Shares pursuant to the Combination or the prices at which the Holdco Shares, the Deutsche Börse Shares or the NYSE Euronext Shares will trade at any time. Our opinion does not address the relative merits of the Combination as compared to alternative transactions or strategies that might be available to Deutsche Börse, nor does it address the underlying business decision of Deutsche Börse to proceed with the Combination and of the Supervisory Board of Deutsche Börse to recommend that its shareholders tender their shares in the Offer.

This opinion has not been prepared according to the guidelines for the rendering of fairness opinions (IDW S 8) of the institute of public auditors in Germany (Institut der Wirtschaftsprŭfer in Deutschland e.V.—“IDW”) and is not and should not be considered a valuation opinion (Wertgutachten) as typically rendered by qualified auditors based on the requirements of German corporate law (e.g., in connection with a mandatory buy-out of shares or entering into a domination agreement and/or a profit-transfer agreement), and an expression of adequacy from a financial point of view differs in a number of important respects from a valuation performed by such an auditor and from accounting valuations generally. We have also not issued any statement about whether the terms and conditions of the Offer, including the Offered Consideration, are consistent with the requirements of the WpŬG, other regulatory requirements and other legal requirements.

We have been engaged by Deutsche Börse to act as financial adviser and to issue an opinion to the Supervisory Board of Deutsche Börse as to whether the Offered Consideration is fair, from a financial

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point of view, to the holders of the Deutsche Börse Shares, and, as compensation for our services, we will receive a fee upon the rendering of this opinion. In addition, Deutsche Börse has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided, and in the future we may provide, investment banking and other financial services to NYSE Euronext and its affiliates for which we and our affiliates have received, and would expect to receive, compensation, and one of our affiliates is a lender under an outstanding credit facility of NYSE Euronext maturing in April 2012. We and our affiliates also have in the past provided and are currently providing investment banking and other financial services to Deutsche Börse and its affiliates, including reviewing Deutsche Börse’s strategic options in connection with Eurex Zürich AG (including any direct and indirect subsidiaries, associates and affiliate companies), for a compensation. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to NYSE Euronext, Deutsche Börse and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We and our affiliates are members of, and conduct securities trading through, the exchanges of certain of Deutsche Börse’s and NYSE Euronext’s affiliates, and may now or in the future hold equity positions in certain of those exchanges in connection with memberships in such exchanges. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of NYSE Euronext, Deutsche Börse and any other company that may be involved in the Combination, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is solely for the information of the Supervisory Board of Deutsche Börse in connection with its consideration of the Combination and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed Combination and whether or not such shareholder should tender Deutsche Börse Shares pursuant to the Offer. We are not expressing any opinion herein as to the compensation which may be payable to the holders of Deutsche Börse Shares in connection with a mandatory buy-out of Deutsche Börse Shares or in connection with entering into a domination agreement and/or a profit-transfer agreement. This opinion may be reproduced in full in any proxy, information statement or Offer shareholder recommendation statement under applicable U.S. law, in each case, mailed to Deutsche Börse shareholders, but may not otherwise be disclosed publicly in any manner without our prior written consent. The Supervisory Board may disclose this letter in full as an attachment to their reasoned opinion (Begründete Stellungnahme) to be issued in accordance with section 27 (1) WpÜG. With the exception of the aforementioned permitted disclosure, this letter may not be disclosed to any person without our prior written consent and is not to be quoted or referred to, in whole or in part nor shall this letter be used for any other purposes, without our prior written consent.

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Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offered Consideration is fair, from a financial point of view, to the holders of the Deutsche Börse Shares.

Sincerely,

CREDIT SUISSE AG

Marco Illy	Marco Superina
Managing Director	Managing Director

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4.2

Opinion of Credit Suisse

Deutsche Börse retained Credit Suisse to render an opinion to the supervisory board of Deutsche Börse with respect to the fairness, from a financial point of view, of the offered consideration to the holders of the Deutsche Börse shares pursuant to the business combination agreement, dated as of February 15, 2011.

On May 9, 2011, the supervisory board of Deutsche Börse met to review the combination (as defined below). During this meeting, Credit Suisse reviewed with the supervisory board certain financial analyses with respect to the combination and rendered its oral opinion, subsequently confirmed by delivery of its written opinion, dated May 9, 2011, to the Deutsche Börse supervisory board, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth in the written opinion, the offered consideration was fair, from a financial view, to the holders of the Deutsche Börse shares.

The full text of Credit Suisse’s written opinion, dated May 9, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex 4.1 to this document and is incorporated herein by reference. You are encouraged to read the opinion carefully in its entirety. Credit Suisse provided its opinion for the information of the Deutsche Börse supervisory board in connection with its consideration of the combination and Credit Suisse’s opinion does not constitute advice or a recommendation to any shareholder of any party as to how such holder should vote or act on any matter relating to the combination or otherwise. Credit Suisse’s opinion addresses only the fairness, from a financial point of view, to the holders of Deutsche Börse shares of the offered consideration pursuant to the business combination agreement, and does not address any other aspect or implication of the business combination and the other transactions contemplated by the business combination agreement (which are collectively referred to herein as “the combination”), including, without limitation, the structure or implementation of the business combination, or any other agreement, arrangement or understanding entered into in connection with the business combination or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the combination, or class of such persons, relative to the offered consideration or otherwise. The following is a summary of Credit Suisse’s opinion and is qualified by reference to the full text of the opinion attached as Annex 4.1 to this document.

In arriving at its opinion, Credit Suisse, among other things:

•

reviewed the information contained in the offer document, the business combination agreement and the Registration Statement on Form F-4, and amendments to the Registration Statement on Form F-4 filed with the SEC through May 9, 2011;

•	reviewed certain publicly available business and financial information relating to NYSE Euronext and Deutsche Börse;

•

reviewed certain other information relating to NYSE Euronext and Deutsche Börse, including certain financial analyses and forecasts relating to NYSE Euronext’s (in U.S. dollars) and Deutsche Börse’s (in euros) respective businesses, provided to Credit Suisse by the management of Deutsche Börse, which were derived from certain publicly available research analyst estimates, and extrapolations therefrom, as developed and endorsed by the managements of NYSE Euronext and Deutsche Börse, respectively (which are collectively referred to herein as the Financial Projections);

•

reviewed the preliminary estimated amount and timing of the cost synergies, revenue synergies and related implementation costs (in euros) expected to result from the combination, jointly developed and endorsed by the managements of NYSE Euronext and Deutsche Börse;

•

considered certain financial and stock market data of NYSE Euronext and Deutsche Börse, and compared such data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to those of NYSE Euronext and Deutsche Börse;

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•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which Credit Suisse deemed relevant;

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant; and

•

held discussions with certain members of management of Deutsche Börse and NYSE Euronext with respect to certain aspects of the combination, and the past and current business operations of Deutsche Börse and NYSE Euronext, the financial condition and future prospects and operations of Deutsche Börse and NYSE Euronext, the effects of the combination on the financial condition and future prospects of Deutsche Börse and NYSE Euronext, and certain other matters Credit Suisse believed necessary or appropriate to its assessment.

In connection with its review, Credit Suisse did not assume any responsibility for independent verification of any of the foregoing information (including the information contained in the offer document) and relied on it being complete and accurate in all material respects. Credit Suisse did not receive any internal management forecasts from either Deutsche Börse or NYSE Euronext other than with respect to the preliminary cost synergies, revenue synergies and related implementation costs anticipated to result from the combination. With respect to the financial forecasts used for purposes of Credit Suisse’s analysis, the managements of NYSE Euronext and Deutsche Börse advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of NYSE Euronext’s and Deutsche Börse’s management as to the future financial performance of NYSE Euronext and Deutsche Börse. In connection with its analysis, Credit Suisse was directed by the managements of NYSE Euronext and Deutsche Börse to utilize the Financial Projections relating to Deutsche Börse’s and NYSE Euronext’s respective businesses as referred to above. Credit Suisse was directed by the management of Deutsche Börse to utilize the preliminary estimated amount and timing of the cost synergies, revenue synergies and related implementation costs anticipated to result from the combination, which were jointly developed and endorsed by the managements of NYSE Euronext and Deutsche Börse. Credit Suisse expresses no view as to such analyses or forecasts (including the forecasts with respect to the preliminary cost synergies, revenue synergies and related implementation costs anticipated to result from the combination) or the assumptions on which they were based, and Credit Suisse assumed, with the approval of the supervisory board of Deutsche Börse, that the anticipated preliminary cost synergies, revenue synergies and related implementation costs will be realized in the amounts and the times indicated by the forecasts related thereto.

Credit Suisse also assumed, with the consent of the Deutsche Börse supervisory board, that the combination will be treated as a tax-free reorganization for Deutsche Börse and its shareholders for United States federal and German tax purposes. Credit Suisse also assumed, with the consent of the Deutsche Börse supervisory board, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the combination, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on NYSE Euronext, Deutsche Börse, Holdco or any other of their affiliated companies, subsidiaries or associates or on the contemplated benefits of the combination and that the combination will be consummated in accordance with the terms of the business combination agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to make, nor did it make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NYSE Euronext and/or Deutsche Börse nor was Credit Suisse furnished with any such evaluations or appraisals. Credit Suisse is not a legal, regulatory or tax expert and has relied on the assessments made by Deutsche Börse and its advisors with respect to such issues. Credit Suisse further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the combination will be obtained without any adverse effect on Deutsche Börse, NYSE Euronext, Holdco or any other of their affiliated companies, subsidiaries or associates, or on the contemplated benefits of the combination.

Credit Suisse’s opinion addresses only the fairness, from a financial point of view, of the offered consideration to the holders of the Deutsche Börse shares, and does not address any other aspect or implication of

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the combination, including, without limitation, the structure or implementation of the post-closing reorganization (as such term is defined in the business combination agreement) or any other agreement, arrangement or understanding entered into in connection with the combination or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the combination, or class of such persons, relative to the offered consideration or otherwise.

The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of the opinion and upon financial, economic, market and other conditions as they existed and could be evaluated on such date. Events occurring after the date of the opinion may affect the opinion and the assumptions used in preparing it, and Credit Suisse did not assume any responsibility to update, revise or reaffirm the opinion based on circumstances, developments or events occurring after the date of the opinion. Credit Suisse did not express any opinion as to what the value of Holdco shares actually will be when issued to the holders of Deutsche Börse shares and NYSE Euronext shares pursuant to the combination or the prices at which the Holdco shares, the Deutsche Börse shares or the NYSE Euronext shares will trade at any time. The opinion of Credit Suisse did not address the relative merits of the combination as compared to alternative transactions or strategies that might be available to Deutsche Börse, nor does it address the underlying business decision of Deutsche Börse to proceed with the combination and of the supervisory board of Deutsche Börse to recommend that its shareholders tender their shares in the exchange offer.

Credit Suisse’s opinion was not prepared according to the guidelines for the rendering of fairness opinions (IDW S 8) of the institute of public auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland e.V. – “IDW”) and is not and should not be considered a valuation opinion (Wertgutachten) as typically rendered by qualified auditors based on the requirements of German corporate law (e.g., in connection with a mandatory buy-out of shares or entering into a domination agreement and/or a profit-transfer agreement), and an expression of adequacy from a financial point of view differs in a number of important respects from a valuation performed by such an auditor and from accounting valuations generally. Credit Suisse also did not issue any statement about whether the terms and conditions of the Offer, including the offered consideration, are consistent with the requirements of the WpÜG, other regulatory requirements and other legal requirements.

In preparing its opinion to the supervisory board of Deutsche Börse, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of the analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assumed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

No company or business used in Credit Suisse’s analyses for comparative purposes is identical to Deutsche Börse or NYSE Euronext, and no transaction used in Credit Suisse’s analyses for comparative purposes is identical to this combination. An evaluation of the results of Credit Suisse’s analyses is not entirely mathematical. Rather, Credit Suisse’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other value of the companies, businesses or transactions analyzed. The estimates contained in Credit Suisse’s analyses

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and the implied reference ranges indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which the assets, businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Deutsche Börse, NYSE Euronext and Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the supervisory board of Deutsche Börse in connection with its evaluation of the fairness of the offered consideration and were among many factors considered by the supervisory board in evaluating the combination. Neither Credit Suisse’s opinion nor its analyses were determinative of the value or composition of the offered consideration or of the views of the supervisory board or the management of Deutsche Börse with respect to the combination or the value or composition of the offered consideration. The terms of the business combination agreement and the offered consideration were determined through arm’s-length negotiations between Deutsche Börse and NYSE Euronext and was approved by the management and supervisory boards of Deutsche Börse. Credit Suisse was not requested to recommend, and it did not recommend, any specific exchange ratio to Deutsche Börse or that any specific exchange ratio constituted the only appropriate exchange ratio for the combination.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Credit Suisse in connection with the preparation of its opinion and reviewed with the supervisory board of Deutsche Börse. The analyses summarized below include information presented in a tabular format. To understand the analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

Selected Publicly Traded Companies

Using publicly available information, Credit Suisse reviewed certain financial and stock market information for the following publicly traded companies in businesses that Credit Suisse deemed to be analogous to Deutsche Börse and NYSE Euronext:

Derivative Exchanges

•	CME Group Inc.

•	IntercontinentalExchange, Inc.

•	CBOE Holdings, Inc.

Cash Equities and Integrated Exchanges

•	London Stock Exchange Group plc

•	The NASDAQ OMX Group, Inc.

•	TMX Group Inc.

•	Bolsas y Mercados Españoles SA

Parties to the Combination

•	Deutsche Börse

•	NYSE Euronext

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Credit Suisse included Deutsche Börse in its analysis as a publicly traded company comparable to NYSE Euronext and included NYSE Euronext in its analysis as a public traded company comparable to Deutsche Börse. None of the companies utilized in the selected companies analysis is identical or directly comparable to Deutsche Börse or NYSE Euronext. The selected companies were chosen because they are publicly traded companies that operate in similar geographies and businesses to Deutsche Börse and NYSE Euronext. Credit Suisse determined using its professional judgment that these selected companies were appropriate for purposes of this analysis.

Credit Suisse calculated and compared the multiples and ratios for each of the selected companies using closing market prices as of February 8, 2011 (the last full trading day prior to public disclosure that Deutsche Börse and NYSE Euronext were discussing a potential transaction), and information it obtained from public filings and publicly available research analyst estimates, including filings with the SEC, FactSet, research analyst reports and IBES estimates. Credit Suisse also reviewed and analyzed the multiples for Deutsche Börse and NYSE Euronext, based on the Financial Projections.

With respect to the selected companies, Credit Suisse reviewed, among other things, enterprise values as multiples of calendar year 2011 estimated earnings and earnings before interest, taxes, depreciation and amortization (“EBITDA”). Credit Suisse also reviewed per share equity values of the selected companies as a multiple of calendar year 2011 estimated earnings per share (“EPS”).

Based on its analysis, Credit Suisse selected 2011 estimated EBITDA multiples ranging from 8.0x to 9.0x and 2011 estimated EPS multiples ranging from 12.5x to 14.5x for NYSE Euronext, and 2011 estimated EBITDA multiples ranging from 8.5x to 9.5x and 2011 estimated EPS multiples ranging from 13.0x to 15.0x for Deutsche Börse. Credit Suisse applied these reference ranges to NYSE Euronext and Deutsche Börse, using for each estimated EBITDA and estimated EPS based on the Financial Projections for calendar year 2011, and derived the following implied equity values per share:

	Implied Equity Value Per Share
	Enterprise Value to EBITDA 2011E	Price to Earnings Ratio 2011E
NYSE
High	$39	$37
Low	$34	$32
Deutsche Börse
High	€60	€62
Low	€53	€54

Based on the minimal and maximal implied share prices of those ranges (and converting U.S. dollar amounts into euro amounts at the spot U.S. dollar to euro exchange rate of 0.731 as of the close of the U.S. market on February 8, 2011), Credit Suisse calculated the implied exchange ratio range of 0.378x to 0.538x.

Discounted Cash Flow Analysis

Credit Suisse conducted a discounted cash flow analysis in order to determine an implied per share value as of February 8, 2011 for each of the Deutsche Börse shares and NYSE Euronext shares. Credit Suisse calculated the estimated present value of the unlevered, free cash flows that each of Deutsche Börse and NYSE Euronext could generate on a stand-alone basis for the period February 8, 2011 through December 31, 2011 and calendar years 2012 through 2015, based on the Financial Projections. The management of Deutsche Börse advised Credit Suisse that the Financial Projections for Deutsche Börse were derived from certain publicly available research analyst estimates, and extrapolations therefrom, as developed and endorsed by the management of Deutsche Börse. The management of Deutsche Börse also advised Credit Suisse that the Financial Projections for NYSE

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Euronext were derived from certain publicly available research analyst estimates, and extrapolations therefrom, as developed and endorsed by the management of NYSE Euronext. Credit Suisse’s analysis derived the terminal value on a perpetual growth model, assuming terminal growth of between 2.00% and 2.50%. The estimated free cash flows and the range of terminal values were discounted to present value using discount rates from 9.0% to 10.5%. Based on this analysis, Credit Suisse derived an implied per share equity value reference range for the each of the Deutsche Börse shares and NYSE Euronext shares. This analysis indicated the following implied per share equity reference ranges for each of the NYSE Euronext shares and Deutsche Börse shares on a standalone basis, without accounting for synergies:

	Implied Equity Value Per Share
	Low	High
NYSE Euronext	$40	$52
Deutsche Börse	€64	€84

Credit Suisse then calculated the ratio of the lowest implied per share value for NYSE Euronext shares to the highest implied per share value for Deutsche Börse shares and the ratio of the highest implied per share value for NYSE Euronext shares to the lowest implied per share value for Deutsche Börse shares, in each case converting U.S. dollar amounts into euro amounts at the spot U.S. dollar to euro exchange rate of 0.731 as of the close of the U.S. market on February 8, 2011. This analysis indicated a range of implied exchange ratios as set forth below:

Implied Exchange Ratio
Highest NYSE Euronext equity value per share to lowest Deutsche Börse equity value per share	0.344x
Lowest NYSE Euronext equity value per share to highest Deutsche Börse equity value per share	0.594x

Precedent Premia Paid Analysis

Using publicly available information, Credit Suisse analyzed the premia offered in selected global public mergers of equals transactions announced since January 1, 2006 in the cash equities and integrated exchange and derivative exchange sectors and globally, in which the deal value was over $1 billion.

For each of the transactions in the cash equities and integrated exchange and derivatives exchange sectors, Credit Suisse calculated the premium represented by the implied transaction consideration value over the target’s unaffected share price prior to the public announcement of the transaction or the confirmation of combination discussions. The premia paid analysis in these sectors indicated a range of premia from approximately (1%) to 18%, with a mean of approximately 7%. From these analyses, Credit Suisse derived a range of premia to unaffected share price from 5% to 15%. Using this range, Credit Suisse calculated an implied value per NYSE Euronext share and a ratio of the unaffected price per Deutsche Börse share on February 8, 2011, to the highest and lowest implied value per NYSE Euronext share from the premia analysis, in each case converting U.S. dollar amounts into euro amounts at the spot U.S. dollar to euro exchange rate of 0.731 as of the close of the U.S. market on February 8, 2011. This analysis indicated implied exchange ratios ranging from 0.447x to 0.489x, as set forth below:

	Low	High
Implied Value per NYSE Euronext Share	$35	$38
Deutsche Börse (unaffected share price)	€57	€57
Implied Exchange Ratio	0.447x	0.489x

Relative Contribution Analysis

Credit Suisse analyzed the relative contributions of each of Deutsche Börse and NYSE Euronext to the combined company, with respect to revenues, EBITDA and net income for calendar years 2010 and estimates for

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calendar years 2011 and 2012. This analysis was based on publicly available filings, the Financial Projections, and the equity and enterprise values of NYSE Euronext and Deutsche Börse, respectively, as of February 8, 2011, and converting U.S. dollar amounts into euro amounts at the spot U.S. dollar to euro exchange rate of 0.731 as of the close of the U.S. market on February 8, 2011. This analysis indicated implied exchange ratios ranging from 0.402x to 0.576x, as set forth below:

Implied Exchange Ratio
Revenues
2010A	0.567x
2011E	0.565x
2012E	0.576x
EBITDA
2010A	0.496x
2011E	0.504x
2012E	0.514x
Net income
2010A	0.463x
2011E	0.454x
2012E	0.457x
Net income – IBES mean
2011E	0.402x
2012E	0.424x

Historical Exchange Ratio Analysis

Credit Suisse reviewed the historical daily trading prices of Deutsche Börse shares in euros and NYSE Euronext shares in U.S. dollars for the 52 weeks ending February 8, 2011 and calculated the implied historical daily exchange ratios during this period. To convert the daily U.S. dollar closing price per share of NYSE Euronext shares into euros, Credit Suisse converted the U.S. dollar amounts into euro amounts at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on each trading day of the period. This review indicated a high and low implied exchange ratio for the indicated period ranging from 0.356x to 0.474x, as set forth below:

(For 52-week period ending February 8, 2011)	Historical Exchange Ratio
Unaffected (February 8, 2011)	0.425x
1-month average	0.427x
3-month average	0.436x
6-month average	0.438x
1-year average	0.430x
52-week highest exchange ratio (September 3, 2010)	0.474x
52-week lowest exchange ratio (February 8, 2010)	0.356x

Broker Target Estimates Analysis

Credit Suisse reviewed 18 selected broker and analyst price targets found in publicly available equity research from the date of publication of NYSE Euronext’s fiscal year 2010 results (February 8, 2011) until February 8, 2011, for the NYSE Euronext shares, and 26 selected broker and analyst price targets found in publicly available equity research from the date of publication of Deutsche Börse’s third-quarter 2010 results

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(October 27, 2010) until February 8, 2011, for the Deutsche Börse shares. The following table sets forth the high and low analyst price targets for NYSE Euronext and Deutsche Börse shares:

	Analyst Price Target
	Low	High
NYSE Euronext	$30	$41
Deutsche Börse	€52	€72

In each instance, the analyst price target for NYSE Euronext was converted from U.S. dollar amounts into euro amounts at the spot U.S. dollar to euro exchange rate of 0.731 as of the close of the U.S. market on February 8, 2011 and divided by the analyst price target for Deutsche Börse to calculate an implied exchange ratio ranging from 0.305x to 0.577x.

EPS Accretion/Dilution Analysis

Credit Suisse conducted an analysis of the potential pro forma impact of the combination on Deutsche Börse’s estimated EPS for calendar years 2012 through 2014. The EPS accretion/dilution analysis was calculated in the following two ways: (1) including phased-in synergies and implementation and restructuring costs, and (2) including phased-in synergies and excluding implementation and restructuring costs. For purposes of this analysis, earnings estimates for each of Deutsche Börse and NYSE Euronext were based on the Financial Projections. The synergies and cost estimates were jointly developed and endorsed by the managements of Deutsche Börse and NYSE Euronext. This analysis, using the assumptions set forth in clause (1) above, indicated that the combination would be accretive to holders of Deutsche Börse shares beginning in fiscal year 2014 . Under the assumptions set forth in clause (2) above, this analysis indicated that the combination would be accretive to holders of Deutsche Börse shares in fiscal years 2012, 2013 and 2014.

Credit Suisse noted that an accretion/dilution analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Value Creation and Distribution Analysis

Credit Suisse conducted a value creation analysis that compared the publicly traded equity value per Deutsche Börse share as of February 8, 2011 to the implied equity value per Deutsche Börse share pro forma for the combination. Credit Suisse conducted its analysis including synergies and implementation costs. Under this analysis, Credit Suisse calculated the pro forma implied equity value per Deutsche Börse share by dividing the sum of (1) the public market equity value of Deutsche Börse, (2) the public market equity value of NYSE Euronext converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate of 0.731 as of the close of business on February 8, 2011 and (3) the value of the expected net synergies, by the pro forma fully diluted number of shares outstanding. For purposes of such analysis, Credit Suisse estimated the value of the expected synergies to be approximately €2.6 billion, calculated by discounting the expected cash flows of post-tax phased-in synergies jointly developed and endorsed by the managements of Deutsche Börse and NYSE Euronext of €400 million annual cost savings run-rate synergies, €100 million annual run-rate revenue synergies and €700 million implementation and restructuring costs, discounted at 9.75%.

Credit Suisse then conducted a value distribution analysis to review how the expected net synergies and value of the combination would be shared between Deutsche Börse and NYSE Euronext. This value distribution model calculated synergies net of premium paid to NYSE Euronext, with allocation based on relative contribution.

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The analyses indicated the value creation and value distribution set forth below for the exchange ratio of 0.470x pursuant to the business combination agreement:

	Percentage of Synergies	Value Creation Percentage
NYSE Euronext	54%	22%
Deutsche Börse	46%	11%

Credit Suisse noted that a value creation and distribution analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Miscellaneous

Deutsche Börse engaged Credit Suisse to act as financial adviser and to issue an opinion to the supervisory board of Deutsche Börse as to whether the offered consideration is fair, from a financial point of view, to the holders of the Deutsche Börse shares, and, as compensation for their services, Credit Suisse received a fee upon the rendering of its opinion. In addition, Deutsche Börse agreed to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to the engagement of Credit Suisse. Credit Suisse and its affiliates have in the past provided, and in the future they may provide, investment banking and other financial services to NYSE Euronext and its affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation, and an affiliate of Credit Suisse is a lender under an outstanding credit facility of NYSE Euronext maturing in April 2012. Credit Suisse and its affiliates also have in the past provided and are currently providing investment banking and other financial services to Deutsche Börse and its affiliates, including reviewing Deutsche Börse’s strategic options in connection with Eurex Zürich AG (including any direct and indirect subsidiaries, associates and affiliate companies). Credit Suisse and its affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to NYSE Euronext, Deutsche Börse and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse and its affiliates are members of, and conduct securities trading through, the exchanges of certain of Deutsche Börse’s and NYSE Euronext’s affiliates, and may now or in the future hold equity positions in certain of those exchanges in connection with memberships in such exchanges. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of NYSE Euronext, Deutsche Börse and any other company that may be involved in the combination, as well as provide investment banking and other financial services to such companies.

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Exhibit B

The following is hereby added as a new paragraph of the Prospectus after the table appearing under the heading “The Combination—Certain Synergy Forecasts—Projected Revenue Synergies of the NYSE Euronext and Deutsche Börse Group”:

“On May 12, 2011, at the Deutsche Börse annual general meeting, Deutsche Börse announced €50 million of additional revenue synergies, for a total of €150 million aggregate revenue synergies, that are expected to be achieved annually following completion of the combination, with the full run-rate expected to be achieved at end of the third year following completion. It is expected that approximately one-third of the total revenue synergies would be from clearing alone, and that the additional €50 million would be realized in the business areas indicated below.

Comments
Asian Expansion	• Listing venue of choice for attracting issuers globally • Leading presence in Asian markets through existing investments and technology agreements • Attractive partner

New Asset Classes	• Infrastructure in place to drive growth in new asset classes • Emissions & Energy – Eurex / BlueNext / EEX • Agriculture and other commodities – Eurex and NYSE Liffe”